                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT

                                [WORLD BANK LOGO]

                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                              FINANCIAL STATEMENTS
                                  JUNE 30, 2002

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT'S DISCUSSION AND ANALYSIS JUNE 30, 2002

SECTION 1: OVERVIEW                       3
SECTION 2: BASIS OF REPORTING             5
SECTION 3: DEVELOPMENT ACTIVITIES         8
   LOANS                                  8
   GUARANTEES                            15
   OTHER ACTIVITIES                      15
SECTION 4: LIQUIDITY MANAGEMENT          16
SECTION 5: FUNDING RESOURCES             17
   EQUITY                                17
   BORROWINGS                            20
SECTION 6: FINANCIAL RISK MANAGEMENT     21
   CREDIT RISK                           22
   MARKET RISK                           24
   OPERATING RISK                        26
SECTION 7: CRITICAL ACCOUNTING POLICIES  28
SECTION 8: RESULTS OF OPERATIONS         28
GLOSSARY OF TERMS                        31

Throughout Management's Discussion and Analysis, terms in boldface type are defined in the Glossary of Terms on page 31.

THE MANAGEMENT DISCUSSION AND ANALYSIS CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.

                           ACRONYMS FOR REGIONS

                    AFR    Africa
                    EAP    East Asia and Pacific
                    ECA    Europe and Central Asia
                    LCR    Latin America and the Caribbean
                    MNA    Middle East and North Africa
                    SAR    South Asia

1. OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expense in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. Because IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD's risk-bearing capacity.

Lending commitments in FY 2002 were $11.5 billion, which was higher than the FY 2001 level of $10.5 billion and the FY 2000 level of $10.9 billion.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and grants from net income to support developmental activities.

FY 2002 operating income was $1,924 million, $780 million higher than the preceding year. This increase in operating income correspondingly increased IBRD's return on equity and net return on average earning assets before the effects of FAS 133.(a) The major reason for the increase in operating income was a reduction in the provision for loan losses of $691 million, as arrears clearances from borrowers in the nonaccrual portfolio more than offset a further deterioration in the credit quality of the accrual portfolio. See discussion in
Section 6, Financial Risk Management--Country Credit Risk.

Loan interest income, investment income, and borrowing costs were all affected by the decrease in interest rates in FY 2002. Loan interest income, net of funding costs, increased by $182 million due primarily to the interest rate repricing lag inherent in the cost pass-through loans and the decrease in the interest waiver rate on old loans. In contrast, investment income net of funding costs decreased by $108 million due primarily to lower mark-to-market gains in the investment portfolio in FY 2002 as compared to FY 2001. Borrowings funding these investments are not marked to market.

----------

(a) For the purposes of this document, FAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" along with its related amendments, and International Accounting Standard No. 39. "Financial Instruments: Recognition and Measurement". These standards were adopted by IBRD in FY 2001.

BOX 1: SELECTED FINANCIAL DATA
As of or for the Year Ended June 30
IN MILLIONS OF U.S DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

CURRENT VALUE BASIS                         2002       2001
---------------------------------------    -------    -------
   Net Income                                2,853      1,460
     of which current value adjustment         881        367
   Net Return on Average Earning Assets       1.86       0.89(a)
   Return on Equity                          10.07       4.98(a)
   Equity-to-Loans Ratio                     23.10      21.43
   Cash and Liquid Investments(b)           25,056     24,407
   Loans Outstanding                       126,454    123,062
   Borrowings Outstanding(c)               114,502    110,290
   Total Equity                             32,466     29,744

REPORTED BASIS                               2002      2001         2000       1999      1998
---------------------------------------    -------    -------      -------    -------   -------
   Loan Income                               6,861      8,143        8,153      7,649     6,881
   Provision for Loan Losses                    15       (676)         166       (246)     (251)
   Investment Income                           734      1,540        1,589      1,684     1,233
   Borrowing Expenses                       (4,903)    (7,152)      (7,128)    (6,846)   (6,144)
   Net Noninterest Expense                    (783)      (711)        (789)      (723)     (476)
   Operating Income                          1,924      1,144        1,991      1,518     1,243
   Effects of applying FAS 133                 854        345
   Net Income                                2,778      1,489        1,991      1,518     1,243

   Net Return on Average Earning
    Assets(d),(e)                             1.30       0.78         1.34       1.05      0.96
     after the effects of FAS 133             1.87       0.87(f)

   Gross Return on:
       Average Earning Assets(d)              5.13       6.61         6.53       6.47      6.29
       Average Outstanding Loans(d)           5.60       6.67         6.71       6.58      6.43
       Average Cash and Investments           2.87       6.28         5.74       6.00      5.63
   Cost of Average Borrowings (after
    swaps)(e)                                 4.23       6.18         5.92       5.92      6.01
     after the effects of FAS 133             3.53       6.12(f)
   Interest Coverage(e)                       1.39       1.16         1.28       1.22      1.20
     after the effects of FAS 133             1.69       1.18(f)
   Return on Equity(e)                        7.09       4.33         7.73       6.16      5.29
     after the effects of FAS 133             9.75       4.63(f)
   Equity-to-Loans Ratio(g)                  22.90      21.51        21.31      20.71     21.49

   Total Assets                            227,745    222,841      228,539    230,445   204,808
   Cash and Liquid Investments(b),(h)       25,056     24,407       24,331     30,122    24,837
   Loans Outstanding                       121,589    118,866      120,104    117,228   106,576
   Accumulated Provision for Loan Losses    (4,078)    (3,959)      (3,400)    (3,560)   (3,240)
   Borrowings Outstanding(c)               110,263    106,757      110,379    115,739   103,477
   Total Equity                             32,313     29,570       29,289     28,021    26,514

----------
(a) EXCLUDES THE ONE-TIME CUMULATIVE EFFECT OF THE ADOPTION OF THE CURRENT VALUE BASIS OF ACCOUNTING.
(b)  EXCLUDES RESTRICTED CASH.
(c)  OUTSTANDING BORROWINGS, BEFORE SWAPS, NET OF PREMIUM/DISCOUNT.
(d)  INCLUDES INCOME FROM COMMITMENT CHARGES.
(e) AMOUNTS ARE PRESENTED BEFORE THE EFFECTS OF FAS 133 TO FACILITATE COMPARISON TO PRIOR YEARS.
(f)  EXCLUDES THE ONE-TIME CUMULATIVE EFFECT OF THE ADOPTION OF FAS 133.
(g) BEFORE THE EFFECTS OF FAS 133. SEE SECTION 5, FUNDING RESOURCES-EQUITY FOR ADDITIONAL DISCUSSION.
(h)  INCLUDES INVESTMENTS DESIGNATED AS HELD-TO-MATURITY FOR FISCAL YEAR 1998.

On August 8, 2002, the Executive Directors approved the allocation of $1,291 million of FY 2002 net income to the General Reserves, and recommended to IBRD's Board of Governors the transfers of $540 million from unallocated net income to other development purposes. In addition, the Executive Directors approved that for FY 2003, the interest waiver will be maintained at 5 basis points for old loans and 25 basis points for new loans. Waivers of 50 basis points on commitment charges for FY 2003 were also maintained at the FY 2002 level.

2. BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the 'reported basis').

As allowed by FAS 133, IBRD has marked all derivative instruments, as defined by FAS 133, to fair value, with changes in the fair value being recognized immediately in earnings.

Although FAS 133 allows hedge accounting for certain qualifying hedging(a) relationships, when these criteria are applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Upon adoption of the new standards, IBRD elected not to define any qualifying hedging relationships. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements.

In implementing its risk management strategy, IBRD makes extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more acute than for many other financial institutions. FAS 133 adjustments may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows based on an appropriate discount rate. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis at June 30, 2002, are presented in Table 2.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 3.

----------
a. Hedging is a risk management technique of entering into offseting commitments to eliminate or minimize the impact of adverse movements in the value or cash flow of a financial instrument.

TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEETS AT JUNE 30, 2002 AND JUNE 30,
         2001.

IN MILLIONS OF U.S. DOLLARS
---------------------------
                                                          JUNE 30, 2002                   JUNE 30, 2001
                                       ------------------------------------------------   -------------
                                                  REVERSAL OF     CURRENT      CURRENT
                                       REPORTED     FAS 133        VALUE        VALUE     CURRENT VALUE
                                         BASIS      EFFECTS     ADJUSTMENT      BASIS        BASIS
                                       ---------  -----------   ----------    ---------   -------------
Due from Banks                         $   1,083                              $   1,083   $         685
Investments                               26,076                                 26,076          24,490
Loans Outstanding                        121,589                $    4,865      126,454         123,062
Less Accumulated  Provision for Loan
  Losses and Deferred Loan Income         (5,514)                                (5,514)         (4,459)
Swaps Receivable
  Investments                              9,932                                  9,932          11,043
  Borrowings                              66,052  $    (2,821)       2,821       66,052          63,326
  Other Asset/Liability                      727           (1)           1          727             728
Other Assets                               7,800                      (473)       7,327           7,673
                                       ---------  -----------   ----------    ---------   -------------
    Total Assets                       $ 227,745  $    (2,822)  $    7,214    $ 232,137   $     226,548
                                       =========  ===========   ==========    =========   =============
Borrowings                             $ 110,263  $      (354)  $    4,593    $ 114,502   $     110,290
Swaps Payable
  Investments                             10,819                                 10,819          10,791
  Borrowings                              66,994       (1,254)       1,254       66,994          68,051
  Other Asset/Liability                      758             1         (1)          758             701
Other Liabilities                          6,598                                  6,598           6,971
                                       ---------  -----------   ----------    ---------   -------------
Total Liabilities                        195,432       (1,607)       5,846      199,671         196,804
Paid in Capital Stock                     11,476                                 11,476          11,476
Retained Earnings and Other Equity        20,837       (1,215)       1,368       20,990          18,268
                                       ---------  -----------   ----------    ---------   -------------
  Total Liabilities and Equity         $ 227,745    $  (2,822)  $    7,214    $ 232,137   $     226,548
                                       =========  ===========   ==========    =========   =============

TABLE 2: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE
         YEARS ENDED JUNE 30, 2002 AND JUNE 30, 2001

IN MILLIONS OF U.S. DOLLARS
---------------------------
                                                 FY 2002                        FY 2001
                               -------------------------------------------   -------------
                                               ADJUSTMENTS   CURRENT VALUE   CURRENT VALUE
                                               TO CURRENT    COMPREHENSIVE   COMPREHENSIVE
                               REPORTED BASIS     VALUE          BASIS           BASIS
                               --------------  -----------   -------------   -------------
Income from Loans              $        6,861                $       6,861   $       8,143
Income from Investments, net              734  $        48             782           1,489
Other Income                              277                          277             326
                               --------------  -----------   -------------   -------------
   Total Income                         7,872           48           7,920           9,958
                               --------------  -----------   -------------   -------------
Borrowing Expenses                      4,903                        4,903           7,152
Administrative Expenses                 1,052                        1,052           1,028
Provision for Loan Losses                 (15)          15              --              --
Other Expenses                              8                            8               9
                               --------------  -----------   -------------   -------------
   Total Expenses                       5,948           15           5,963           8,189
                               --------------  -----------   -------------   -------------
Operating Income                        1,924           33           1,957           1,769
Current Value
   Adjustments                                         881             881             367
Provision for Loan
   Losses--Current Value                                15              15            (676)
Effects of applying
   FAS 133                                854         (854)             --              --
                               --------------  -----------   -------------   -------------
Net Income                     $        2,778  $        75   $       2,853   $       1,460
                               ==============  ===========   =============   =============

Table 3: Summary of Current Value Adjustments

IN MILLIONS OF U.S. DOLLARS
---------------------------
                                  BALANCE SHEET EFFECTS AS OF JUNE 30, 2002     TOTAL INCOME STATEMENT EFFECT
                                  -----------------------------------------     -----------------------------
                                                             OTHER          LESS PRIOR
                                   LOANS    BORROWINGS   ASSET/LIABILITY   YEAR EFFECTS     FY 2002   FY 2001
                                  -------   ----------   ---------------   ------------     -------   -------
Total Current Value Adjustments   $ 4,865   $   (3,499)  $             2   $       (801)(a) $   567   $   685
  on Balance Sheet

Unrealized Gains (losses) on
   Investments(b)                                                                               (48)       51

Currency Translation
   Adjustment(c)                                                                                362      (485)

Transition Adjustment                                                                                     116
                                                                                            -------   -------
Total Current Value
   Adjustments                                                                              $   881   $   367
                                                                                            =======   =======

(a) INCLUDES $116 MILLION REPRESENTING A ONE-TIME CUMULATIVE EFFECT OF RECORDING THE ADOPTION, ON JULY 1, 2000, OF THE CURRENT VALUE BASIS OF ACCOUNTING.
(b) UNREALISED GAINS ON THE INVESTMENTS PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.
(c) THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM ORDER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

The $4,865 million ($4,196 million--June 30,2001) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of borrowings includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market--based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $3,499 million ($3,397 million--June 30, 2001) increase in the borrowings portfolio due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

The net current value adjustment of $881 million for the year ended June 30, 2002 ($367 million--June 30, 2001) represents the change in the current value of all of IBRD's financial instruments during the fiscal year. The current value adjustment reflects changes in both interest rates and currency exchange rates. For the year ended June 30, 2001, the current value adjustment included a transition adjustment of $116 million, which was the cumulative effect of the adoption of the current value basis of accounting on July 1, 2000.

During the year ended June 30, 2002, the net increase in the current value adjustments on the balance sheet was $567 million. This increase is the result of a $669 million increase in the mark to current value on the loan portfolio, offset by a $102 million increase in the mark to current value on borrowings.

For purposes of the current value presentation, all unrealized gains and losses are presented as current value adjustments. Therefore, the change in the mark-to-market unrealized losses on the investments of $48 million as well as a reduction in the provision for loan losses of $15 million are presented as part of the adjustment related to current value.

The increase in the current value adjustment from FY 2001 to FY 2002, after taking into consideration the $116 million transition adjustment, is due primarily to changes in exchange rates. During FY 2002, both the Japanese yen and the euro appreciated against the U.S. dollar. In contrast, both of these currencies depreciated against the U.S. dollar in FY 2001. This resulted in a positive change of $847 million due to the currency translation adjustments.

This increase was offset by a $118 million decrease in the total current value adjustment related to the net change in the mark on the loan and borrowings portfolios. This decrease was due, in part, to the smaller decline in U.S. dollar interest rates in FY 2002 than in FY 2001 (see Figure 1).

FIGURE 1: U.S DOLLAR INTEREST RATES

[CHART]

[PLOT POINTS TO COME]

3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 2002, IBRD had approved loans, net of cancellations, totaling $325,333 million to borrowers in 129 countries. A summary of cumulative lending and the portfolio position is contained in Table 4.

TABLE 4: LENDING STATUS AT JUNE 30,

IN MILLIONS OF U.S. DOLLARS

                             2002     2001
                           -------  -------
Cumulative Approvals(a)    325,333  314,969
Cumulative Repayments(b)   164,007  151,262

Outstanding                121,589  118,866
Undisbursed(c)              36,353   37,934
                           -------  -------
Total Loans                157,942  156,800
                           -------  -------

(a)  NET OF CANCELLATIONS.
(b) MULTICURRENCY POOL LOAN REPAYMENTS ARE INCLUDED AT EXCHANGE RATES IN EFFECT ON THE DATE OF ORIGINAL DISBURSEMENT. ALL OTHER AMOUNTS ARE BASED ON U.S. DOLLAR EQUIVALENTS AT THE TIME OF RECEIPT.
(c)  INCLUDES LOANS APPROVED, BUT NOT EFFECTIVE.

The amount of loans outstanding at June 30, 2002 was $2,723 million higher than that at June 30,2001 due primarily to positive currency translation adjustments and the capitalization of interest and charges related to certain consolidation loans. This increase was partially offset by negative net disbursements. The undisbursed balance was reduced by cancellations and disbursements, partially offset by new commitments and positive currency translation adjustments.

During FY 2002, commitments of new loans to member countries were $11,452 million, which was higher than commitments of $10,487 million in FY 2001, and $10,919 million in FY 2000.

In FY 2002, Europe and Central Asia accounted for the largest share of commitments. Figure 2 presents the regional composition of commitments for FY 2002 and FY 2001.

FIGURE 2: COMMITMENTS BY REGION

[CHART]

[PLOT POINTS TO COME]

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 2002, outstanding loans and callable guarantees (net of the accumulated loan loss provision) totaled $117,984 million, equal to 56% of the statutory lending limit.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in Box 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

LENDING CYCLE

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions, each loan must be approved by IBRD's Executive Directors (See Box 3, Adaptable Program Loans and Learning and Innovation Loans).

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. After completion, an independent IBRD unit evaluates the extent to which they have met their major objectives, and these evaluations are reported directly to the Executive Directors.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending. In the past, the majority of IBRD loans were for investment projects or programs. Figure 3 presents IBRD lending by category for the last seven fiscal years, as a percentage of total loans approved.

Current operating guidelines state that combined IBRD and International Development Association (IDA) adjustment lending, excluding debt and debt-service reduction loans, will normally not exceed 25% of total IBRD and IDA lending on a 3-year rolling average basis. This guideline was established in 1992 as a pragmatic step based on the share of adjustment lending at that time, recognizing that the 25% threshold level may be exceeded if world economic conditions worsened. It is not a rigid limit.

FIGURE 3:  IBRD LENDING COMMITMENTS

[CHART]

[PLOT POINTS TO COME]

In FY 2002, new IBRD adjustment commitments accounted for 64% of total commitments (38%-FY 2001; 41%-FY 2000). This was about the same as in FY 1999 at the time of the East Asia crisis. For IBRD and IDA together, the share of adjustment lending was 50% in FY 2002. Country-specific developments and adverse market conditions were the main reasons for this trend. The Executive Directors are aware that the guideline has been exceeded in recent years, and may possibly be exceeded again in subsequent years.

INVESTMENT LENDING

IBRD has several lending instruments that support investment activities, either discrete projects or programs of investment. Investment lending committed for FY 2002 totaled $4,068 million ($6,550 million--FY 2001; $6,493 million--FY 2000).
Box 3 presents a description of each investment lending instrument and a breakdown of IBRD's investment lending approved in FY 2002 and in each of the two preceding fiscal years.

BOX 2: LENDING OPERATIONS PRINCIPLES

(i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

(ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

(v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency

ADJUSTMENT LENDING

IBRD also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditioned on certain performance objectives. Adjustment lending committed for FY 2002 totaled $7,383 million ($3,937 million--FY 2001; $4,426 million--FY 2000.) Box 4 provides a description of each adjustment lending instrument and the details of IBRD's adjustment lending approved in FY 2002 and each of the two preceding fiscal years.

ENCLAVE LENDING

On rare occasions, IBRD will lend for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2002, IBRD had $192 million in outstanding loans for enclave projects ($166 million-June 30, 2001). No new enclave lending was approved during FY 2002 or FY 2001.

FINANCIAL TERMS OF LOANS

CURRENTLY AVAILABLE FINANCIAL TERMS

As of June 30, 2002, IBRD offers the following two basic types of loan terms, each denominated in the currency chosen by the borrower: variable-spread loans and fixed-spread loans. Variable-spread loans have a variable spread over LIBOR that is adjusted every six months. Fixed-spread loans have a fixed spread over LIBOR that is fixed for the life of the loan. In addition, IBRD offers to its clients two types of non-standard loans (special structural and sector adjustment loans, and loans with a deferred drawdown option) and derivative products. The current product mix is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capability. At June 30, 2002 36% (29%-June 30, 2001) of loans outstanding carried currently available financial terms.

VARIABLE-SPREAD LOANS

IBRD offers variable-spread loans in U.S. dollars, Japanese yen, euro, and other currencies which IBRD can efficiently intermediate.Variable-spread loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is six-month LIBOR for the applicable currency plus a variable spread. The spread consists of: (a) IBRD's weighted average cost margin for funding for the preceding semester allocated to these loans relative to LIBOR; and (b) IBRD's standard lending spread. This spread is set semi-annually, in January and July. Most variable spread loans mature over a period that ranges from 15 to 20 years and carry a 3- to 5-year grace period for principal.

FIXED-SPREAD LOANS

During the first quarter of FY 2000, IBRD introduced the fixed-spread loan, designed in response to borrowers' desires for more flexible financial products. Fixed-spread loans can be tailored to meet the needs of individual projects and programs and support borrowers' debt management strategies. Fixed-spread loans are currently offered in U.S. dollars, Japanese yen and euro and any other currency in which IBRD can efficiently intermediate.

These fixed-spread loans carry an interest rate of six-month LIBOR for the applicable currency, plus a spread that is fixed at loan signing for the life of the loan. The fixed spread consists of (a) IBRD's projected funding cost margin relative to U.S. dollar LIBOR, with a basis swap adjustment for non-U.S. dollar loans; (b) a market risk premium; and (c) IBRD's standard lending spread.

Borrowers selecting this product may change the currency or interest rate basis over the life of the loan and have more flexibility in selecting loan repayment terms. A borrower may choose to include the following conversion features in the loan contract:

- option to change the currency at market rates of all or a part of the undisbursed or disbursed loan amounts (for a fee);

- option to fix the interest rate at market rates on all or a part of the disbursed amounts for rate fixings for up to the full maturity of the loan, and for amounts up to the outstanding loan amount (without charge);

- option to unfix or re-fix the interest rate at market rates on all or part of disbursed loan amounts (for a fee);

- option to cap or collar the floating interest rate on all or a part of disbursed loan amounts, with a market premium (for a fee).

Any conversion requests accepted by IBRD will be executed at market rates.

Transaction fees range from 12.5 to 25 basis points of the notional transaction amount. Repayment terms are more flexible than for prior products, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a bullet repayment or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT LOANS

Special structural and sector adjustment loans were introduced in FY 1999 and tailored to be part of a broad financial support package for borrowing countries. Their terms include a six-month U.S. dollar LIBOR interest rate plus a minimum fixed spread, currently set at 400 basis points. These loans have a five-year maturity with a three-year grace period on principal, and a front-end fee of one percent of the principal amount payable on effectiveness. Special structural and sector adjustment loans are not eligible for waivers of interest or commitment charges.

LOANS WITH A DEFERRED DRAWDOWN OPTION

During the second quarter of FY 2002, IBRD approved a Deferred Drawdown Option
(DDO) for use with IBRD adjustment loans. A DDO would give IBRD borrowers the option of deferring the loan's disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 100 basis points, which is 25 basis points higher than that for most IBRD loans. Also, the front-end fee of 100 basis points, which is normally payable at the time a loan becomes effective, is only payable for a DDO loan at the time it is disbursed. At June 30, 2002, no loans with a DDO had been approved by IBRD.

DERIVATIVE PRODUCTS

Along with the approval of the introduction of the fixed-spread loan product with its various risk management alternatives such as rate fixing and currency conversion, the Executive Directors also approved the offer of new derivative products for its borrowers to respond to their needs for access to better risk management tools in connection with existing IBRD loans. These derivative products include currency and interest rate swaps, and interest rate caps and collars. On a case-by-case basis, commodity-linked swaps may also be considered.

IBRD will pass through the market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features (and 37.5 basis points for commodity swaps). These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. IBRD is in the process of making these instruments available.

PREVIOUSLY AVAILABLE FINANCIAL TERMS

In previous years, IBRD offered loans with a variety of other financial terms including: multicurrency pool loans, fixed-rate single currency loans, and non-standard single currency loans (prior to the introduction of special structural and sector adjustment loans).

At June 30, 2002, 64% (71%-June 30, 2001) of loans outstanding carried these previously available financial terms.

MULTICURRENCY POOL LOANS

Multicurrency pool loans were available from 1980 to 2001. Loans negotiated prior to July 1982 were offered at fixed rates. In 1982, IBRD mitigated its interest rate risk by moving from a fixed rate to a variable rate on these loans.

For variable-rate multicurrency pool loans, the lending rate is adjusted every six months to reflect the previous semester's average cost of outstanding borrowings allocated to fund these loans, weighted by the average currency composition of the pool. IBRD adds its lending spread to that average cost.

BOX 3: INVESTMENT LENDING COMMITMENTS (IN MILLIONS OF U.S. DOLLERS)

SPECIFIC INVESTMENT

[CHART]

[PLOT POINTS TO COME]

ADAPTABLE PROGRAM

[CHART]

[PLOT POINTS TO COME]

EMERGENCY RECOVERY

[CHART]

[PLOT POINTS TO COME]

SECTOR INVESTMENT AND MAINTENANCE

[CHART]

[PLOT POINTS TO COME]

TECHNICAL ASSISTANCE

[CHART]

[PLOT POINTS TO COME]

LEARNING AND INNOVATION

[CHART]

[PLOT POINTS TO COME]

FINANCIAL INTERMEDIARY

[CHART]

[PLOT POINTS TO COME]

- SPECIFIC INVESTMENT LOANS fund the creation, rehabilitation and maintenance of economic, social and institutional infrastructure.

- ADAPTABLE PROGRAM Loans provide phased support for long-term development programs through a series of operations. Succeeding operations are committed on the basis of satisfactory performance on agreed milestones, indicators, periodic reviews, and the evaluation of implementation progress and emerging needs. Authority for approval of subsequent adaptable program loans under programs approved by the Executive Directors is with IBRD's management, subject to oversight and review by the Executive Directors.

- EMERGENCY RECOVERY LOANS restore assets and productivity immediately after a major emergency (such as war, civil disturbance, or natural disaster) that seriously disrupts a member country's economy.

- SECTOR INVESTMENT AND MAINTENANCE LOANS aim to bring sector expenditures, policies and performance in line with a country's development priorities.

- TECHNICAL ASSISTANCE LOANS are used to build institutional capacity in the borrowing country. They are used to build capacity in entities concerned with promoting economic and social development, as well as public sector reform.

- LEARNING AND INNOVATION LOANS support small, pilot-type investment and capacity-building projects that, if successful, could lead to larger projects that would mainstream the learning and results of the loan. These loans do not exceed $5 million and are normally implemented over two to three years. Approvals of specific individual loans are at the management level rather than at the Executive Director level.

- FINANCIAL INTERMEDIARY LOANS provide long-term resources to local financial institutions, helping to develop sound financial sector policies and institutions, promoting the operational efficiency of those institutions, and improving the terms of credit available to enterprises and households. No loans of this type were committed during FY 2002 or FY 2001.

BOX 4: ADJUSTMENT LENDING COMMITTMENTS (IN MILLIONS OF U.S. DOLLARS)

STRUCTURAL ADJUSTMENT

[CHART]

[PLOT POINTS TO COME]

SECTOR ADJUSTMENT

[CHART]

[PLOT POINTS TO COME]

PROGRAMMATIC STRUCTURAL ADJUSTMENT

[CHART]

[PLOT POINTS TO COME]

SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT

[CHART]

[PLOT POINTS TO COME]

DEBT REDUCTION

[CHART]

[PLOT POINTS TO COME]

REHABILITATION

[CHART]

[PLOT POINTS TO COME]

- STRUCTURAL ADJUSTMENT LOANS support specific policy changes and institutional reforms. These loans require agreement on a satisfactory macroeconomic framework and policy actions that can be monitored on a specific schedule.

- SECTOR ADJUSTMENT LOANS support comprehensive policy changes and institutional reforms in major sectors. They also require agreement on a satisfactory macroeconomic framework and its implementation, and a specific program that can be monitored.

- PROGRAMMATIC STRUCTURAL ADJUSTMENT LOANS support governmental programs of structural and social reforms that involve continuous, incremental policy changes and institution building through a series of loans. These loans rely on a solid foundation of completed or parallel analytic and advisory work in related areas.

- SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT LOANS are fast-disbursing loans which provide support to countries facing a sectoral or economy-wide crisis with a substantial structural dimension. No loans of this type were committed during FY 2001.

- DEBT REDUCTION LOANS help eligible, highly-indebted member countries reduce commercial debt and debt service to a manageable level as part of a medium-term financing plan. IBRD did not make any commitments of this type during FY 2000-2002.

- REHABILITATION LOANS support government policy reform programs to assist the private sector where foreign exchange is required for urgent rehabilitation of key infrastructure and productive facilities. IBRD did not make any commitments of this type during FY 2000-2002.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

SINGLE CURRENCY POOL LOANS

During FY 1997, IBRD offered borrowers the option to elect to modify their currency choice by converting multicurrency pool loans to single currency loan terms or single currency pool terms. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans. Any fixed-rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

FIXED-RATE SINGLE CURRENCY LOANS

A fixed-rate single currency loan product was available from 1995 to 1999. Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans. The fixed lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) IBRD's funding cost margin relative to the base rate for these loans; (b) a risk premium to compensate IBRD for market risks it incurs in funding these loans; and (c) IBRD's standard lending spread.

TABLE 5: PORTFOLIO BY LOAN PRODUCT

IN MILLIONS OF U.S. DOLLARS

                                                FY 2002                FY 2001                FY 2000
                                         ---------------------  ---------------------   ---------------------
                                                    PERCENTAGE             PERCENTAGE              PERCENTAGE
                                         PRINCIPAL   OF TOTAL   PRINCIPAL   OF TOTAL    PRINCIPAL   OF TOTAL
LOAN PRODUCT                              BALANCE     LOANS      BALANCE     LOANS       BALANCE     LOANS
--------------------------------------   ---------  ----------  ---------  ----------   ---------  ----------
Variable-Rate Multicurrency Pool Loans
   Outstanding                           $  28,076          23% $  30,258          25%  $  35,542          30%
   Undisbursed                               2,070           6      3,177           8       4,567          10
Single Currency Pool Loans
   Outstanding                              25,586          21     30,521          26      35,422          29
   Undisbursed                                  78           *        125           *         241           1
Variable-Spread Loans
   Outstanding                              32,732          27     27,183          23      22,277          19
   Undisbursed                              23,128          64     25,090          66      28,486          64
Fixed-Rate Single Currency Loans
   Outstanding(a)                           16,172          13     15,420          13      13,636          11
   Undisbursed                               3,139           9      4,844          13       8,273          18
Special Structural and Sector
   Adjustment Loans
   Outstanding                               4,505           3      4,301           3       3,801           3
   Undisbursed                                 800           2        500           1       1,000           2
Non-Standard Loans
   Outstanding                               7,000           6      7,000           6       7,000           6
   Undisbursed                                  --          --         --          --          --          --
Fixed-Spread Loans
   Outstanding                               7,017           6      3,200           3         968           1
   Undisbursed                               7,138          19      4,198          11       2,187           5
Other Loans(b)
   Outstanding                                 501           1        983           1       1,458           1
   Undisbursed                                  --          --         --          --          --          --
Total (**)                               ---------  ----------  ---------  ----------   ---------  ----------
   Outstanding loans                     $ 121,589         100% $ 118,866         100%  $ 120,104         100%
   Undisbursed loans                     $  36,353         100% $  37,934         100%  $  44,754         100%
                                         =========  ==========  =========  ==========   =========  ==========

(a). INCLUDED FIXED-RATE SINGLE CURRENCY LOANS FOR WHICH THE RATE HAD NOT YET BEEN FIXED AT FISCAL YEAR-END.
(b). INCLUDES LOANS ISSUED PRIOR TO 1980, LOANS TO IFC, CO-FINANCING LOANS, AND FIXED-RATE MULTICURRENCY POOL LOANS.
(*). INDICATE AMOUNTS LESS THAN 0.5%
(**). MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES DUE TO ROUNDING

NON-STANDARD LOANS

In response to the global financial crises during FY 1998 and FY 1999, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard single currency loan terms. These loans carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges. These loans were issued prior to the introduction of special structural and sector adjustment loans discussed previously.

Table 5 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements-Note C.

IBRD STANDARD LOAN CHARGES AND WAIVERS

For most loans in its portfolio, IBRD charges a lending rate composed of its average cost of borrowings plus a spread. Until July 31, 1998, that spread was 50 basis points. However, during FY 1999 the lending spread was increased to 75 basis points for new loans. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In addition, most loans carry a commitment charge of 75 basis points on undisbursed amounts. However, the fixed-spread loans carry a commitment charge of 85 basis points for the first four years and 75 basis points thereafter to compensate IBRD for additional funding and refinancing risk associated with this product.

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect for each of the previous eleven fiscal years. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans.

Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect for each of the last thirteen fiscal years. All borrowers receive the commitment charge waiver on their loans (except special structural and sector adjustment loans and other non-standard loans). Table 6 presents a breakdown of IBRD's loan charge waivers. Further details are provided in the Notes to Financial Statements-Note C.

TABLE 6: LOAN CHARGE WAIVERS

BASIS POINTS

                             INTEREST PERIOD COMMENCING
                           -----------------------------
                           FY 2003   FY 2002     FY 2001
                           -------   -------     -------
Commitment charge waivers       50        50          50
Interest waivers (a)
  Old loans                      5         5          15
  New loans                     25        25          25
  Average eligibility                     97%         96%

(a)  ON LOANS IN ELIGIBLE BORROWERS

GUARANTEES

IBRD offers the three basic types of guarantees described in Box 5. These guarantees are generally offered on loans from private investors for projects in countries eligible to borrow from IBRD. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. IBRD has also provided guarantees of securities issued by entities eligible for IBRD loans.

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD. IBRD prices guarantees consistent with the way it prices its loans.

In exceptional cases, IBRD may offer enclave guarantees for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. These partial risk guarantees for export-oriented projects will be provided only if the project is expected to generate foreign exchange outside the country and IBRD determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures, such as offshore revenue escrow accounts and debt-service reserves acceptable to IBRD, to minimize IBRD's exposure and the risk of a call on the guarantee. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees.The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million. As of June 30, 2002 no enclave guarantees were outstanding.

IBRD's exposure at June 30, 2002 on its guarantees (measured as their present value in terms of their first call date) are detailed in Table 7. For additional information see the Notes to Financial Statements-Note C.

TABLE 7: GUARANTEE EXPOSURE

IN MILLIONS OF U.S. DOLLARS

                           FY 2002  FY 2001  FY 2000
                           -------  -------  -------
Partial risk                   465      473      468
Partial credit                 551      501      663
Policy based                   406      402      245
                           -------  -------  -------
Total                        1,422    1,376    1,376
                           =======  =======  =======

OTHER ACTIVITIES

CONSULTATION: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

RESEARCH AND TRAINING: To assist its developing member countries, IBRD--through the World Bank Institute and its partners--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

TRUST FUND ADMINISTRATION: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements-Note I.

INVESTMENT MANAGEMENT: IBRD has leveraged its treasury management knowledge, expertise, and infrastructure to provide investment management services to several external institutions, including central banks of member countries. One of the objectives of providing these services to central banks is to assist them in developing portfolio management skills. These funds are not included in the assets of IBRD. See the Notes to Financial Statements-Note I

4. LIQUIDITY MANAGEMENT

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

As one component of liquidity management, IBRD maintains a $400 million line of credit with an independent financial institution. This facility is used to cover any overnight overdrafts that may occur due to failed trades. For further details about this facility, see the Notes to Financial Statements-Note D.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest consecutive six months of debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2003 prudential minimum liquidity level has been set at $18 billion, representing a $2.1 billion decrease from that set for FY 2002. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets are held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles, funding, structures and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

FIGURE 4: LIQUID ASSET PORTFOLIO COMPOSITION (IN MILLIONS OF U.S. DOLLARS)

[CHART]

                           June 30, 2002
Stable Portfolio           $20,766    83%
Operational Portfolio       $4,120    17%

[CHART]

                           June 30, 2001
Stable Portfolio           $20,101    83%
Operational Portfolio       $4,080    17%

BOX 5: GUARANTEE INSTRUMENTS

- PARTIAL RISK GUARANTEES cover debt-service defaults on a loan that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. The IBRD guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

- PARTIAL CREDIT GUARANTEES are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its instrumentalities. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. By guaranteeing later maturities, such partial credit guarantees help induce the market to extend the term to the maximum risk it can bear.

- POLICY-BASED GUARANTEES are partial credit guarantees that cover a portion of debt-service on a borrowing by an eligible member country from private foreign creditors in support of agreed structural, institutional and social policies and reforms. These guarantees are an extension of partial credit guarantees for projects. The guaranteed portion of the debt-service could consist of a combination of interest and principal payments, but the actual structure is determined on a case-by-case basis. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for this type of instrument. The terms of this instrument are the same as project-based partial credit guarantees. Maturity and level of fees will be standard if the guarantee is made in situations comparable to those under which a structural adjustment loan would be made; however, if the guarantee is made in connection with a special structural adjustment loan, then it will be at special structural adjustment loan equivalent terms. This guarantee product was launched in FY 1999. Initially, IBRD is proceeding with a pilot program of up to $2,000 million. As of June 30, 2002, $409 million had been approved. Once the $2,000 million level is reached, the Executive Directors will review the program.

The discretionary portfolio provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities. The discretionary portfolio was gradually liquidated over the first half of FY 2000 and was not used during FY 2001 or FY 2002. Figure 4 represents IBRD's liquid asset portfolio size and structure at the end of FY 2002 and FY 2001, excluding investment assets associated with certain other postemployment benefits. At the end of FY 2002, the aggregate size of the IBRD liquid asset portfolio stood at $24,886 million, an increase of $705 million from FY 2001. Of this amount, $1.3 billion of assets in the stable portfolio were managed by external firms. This portfolio is largely composed of assets denominated in U.S. dollars.

The performance of the liquid asset portfolio in FY 2002 compared to FY 2001 is presented in Table 8. These returns exclude investment assets funding certain other postemployment benefits.

TABLE 8: LIQUID ASSET PORTFOLIO PERFORMANCE

                           FINANCIAL RETURN (%)
                         ----------------------
                           FY 2002      FY 2001
                         ---------    ---------
IBRD Overall Portfolio        2.86         6.29
Stable Portfolio              3.00         6.55
Operational Portfolio         2.29         5.39

The lower returns in FY 2002 are due primarily to the lower interest rate environment in FY 2002 as compared to FY 2001.

5. FUNDING RESOURCES

EQUITY

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2002, was $32,313 million compared with $29,570 million at June 30, 2001. The increase from FY 2002 primarily reflects the increase in retained earnings.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb plausible risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the equity-to-loans ratio. Table 9 presents the composition of this measure of equity at June 30, 2002 and 2001.

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and capital adequacy. See discussion in
Section 6, Financial Risk Management-Managing Risk-Bearing Capacity.

TABLE 9: EQUITY CAPITAL

IN MILLIONS OF U.S. DOLLARS

                                                                       JUNE 30, 2002  JUNE 30, 2001
                                                                       -------------  -------------
Usable Capital
  Paid-in Capital                                                      $      11,476  $      11,476
  Net Receivable for Maintenance of Value                                       (936)        (1,102)
  Restricted Paid-in Capital                                                  (2,300)        (2,473)
                                                                       -------------  -------------
  Total Usable Capital                                                         8,240          7,901
Special Reserve                                                                  293            293
General Reserve, including prospective allocation of FY 2002/FY 2001
   net income                                                                 19,132         17,841
Cumulative Translation Adjustment(a)                                            (764)        (1,126)
                                                                       -------------  -------------
Equity used in Equity-to-Loans Ratio-Reported Basis(a)                 $      26,901  $      24,909
                                                                       =============  =============
Current Value Adjustments                                                      1,368            801
Current Value Equity used in Equity-to-Loans Ratio                     $      28,269  $      25,710
                                                                       =============  =============

Loans and Guarantees Outstanding, net of Accumulated Provision for
   Loan Losses and Deferred Loan Income                                $     117,498  $     115,783
Current Value Loans and Guarantees Outstanding, net of Accumulated
   Provision for Loan Losses and Deferred Loan Income                  $     122,363  $     119,979

Equity-to-Loans Ratio-Reported Basis(a)                                         22.90%         21.51%
Current Value Equity-to-Loans Ratio                                            23.10%         21.43%

(a). EXCLUDING CUMULATIVE TRANSLATION AMOUNTS ASSOCIATED WITH THE FAS 133 ADJUSTMENT.

As presented in Figure 5, IBRD has maintained a relatively stable equity-to-loans ratio on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

FIGURE 5: EQUITY-TO-LOANS RATIO

[CHART]

[PLOT POINTS TO COME]

This ratio rose slightly to 22.90% at June 30, 2002, from 21.51% one year earlier. In accordance with the financial policy defining this ratio, the amount of transfer to general reserves of $1,291 million approved on August 8, 2002 was included in this ratio at June 30, 2002 ($618 million-June 30, 2001).

CAPITAL

The authorized capital of IBRD at June 30, 2002 was $190,811 million, of which $189,505 million had been subscribed. Of the subscribed capital, $11,476 million had been paid in and $178,029 million was callable. Of the paid-in capital, $8,240 million was available for lending and $3,236 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are as follows:

(i) $2,611 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii) $8,865 million of IBRD's capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $5,201 million of this amount was being used in IBRD's lending operations at June 30, 2002. In February 2002, the Board of Executive Directors endorsed three new options to increase the usability of the national currency portion of the members' paid-in capital within the parameters set out in the Articles and Resolutions of the Board of Governors referred to above. These options are:

      - IBRD may invest a member's currency in appropriate assets denominated in that member's currency;

      - IBRD may swap a member's currency into other currencies for investment or for making loans; and

      - IBRD may use a member's currency for local currency lending to that member, either directly or through loans to IFC.

      All of these new options require the consent of the member whose currency is involved. As of June 30, 2002, no member's currency has been used for any of these new options.

(iii) $151,604 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(iv) $26,425 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2002, $103,604 million (58%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount was equal to 93.2% of IBRD's outstanding borrowings after swaps at June 30, 2002. Table 10 sets out the capital subscriptions of those countries and the callable amounts.

TABLE 10: CAPITAL SUBSCRIPTIONS OF DAC MEMBERS OF OECD COUNTRIES

IN MILLIONS OF U.S. DOLLARS

                     TOTAL CAPITAL  UNCALLED PORTION
MEMBER COUNTRY (a)   SUBSCRIPTION   OF SUBSCRIPTION
------------------   -------------  ----------------
United States        $      31,965  $         29,966
Japan                       15,321            14,377
Germany                      8,734             8,191
France                       8,372             7,851
United Kingdom               8,372             7,832
Canada                       5,404             5,069
Italy                        5,404             5,069
Netherlands                  4,283             4,018
Belgium                      3,496             3,281
Spain                        3,377             3,171
Switzerland                  3,210             3,012
Australia                    2,951             2,770
Sweden                       1,806             1,696
Denmark                      1,623             1,525
Austria                      1,335             1,254
Norway                       1,204             1,132
Finland                      1,033               971
New Zealand                    873               821
Portugal                       659               620
Ireland                        636               599
Greece                         203               189
Luxembourg                     199               190
                     -------------  ----------------
Total                $     110,460  $        103,604
                     =============  ================

(a) SEE DETAILS REGARDING THE CAPITAL SUBSCRIPTIONS OF ALL MEMBERS OF IBRD AT JUNE 30, 2002 IN FINANCIAL STATEMENTS. STATEMENTS OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements-Summary of Significant Accounting and Related Policies and Note A.

BORROWINGS

SOURCE OF FUNDING

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

FUNDING OPERATIONS

In FY 2002, medium- and long-term debt raised directly in financial markets by IBRD amounted to $22,050 million compared to $17,033 million in FY 2001. Table 11 summarizes IBRD's funding operations for FY 2002 and FY 2001. Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. The increase in funding in FY 2002 was primarily attributable to the replacement of both maturing issues and issues called. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD's operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines. In FY 2002, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, largely pre-sold institutional public issues and retail targeted transactions.

TABLE 11: FUNDING OPERATIONS INDICATORS

                                                          FY 2002     FY 2001
                                                         ---------   ---------
Total Medium- and Long-term Borrowings(a) (USD million)  $  22,050   $  17,033
Average Maturity(b) (years)                                    3.3         6.5
Number of Transactions                                         472         232
Number of Currencies                                            10           9

(a)  INCLUDES ONE-YEAR NOTES AND REPRESENTS NET PROCEEDS ON A TRADE DATE BASIS.

(b)  AVERAGE MATURITY TO FIRST CALL DATE.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or meet other operational needs. In response to market conditions, during FY 2002, IBRD repurchased $756 million and called $3,323 million of its outstanding borrowings.

USE OF DERIVATIVES

IBRD engages in a combination of interest rate and currency swaps to convert direct borrowings into a desired interest rate structure and currency composition as shown in Figures 6a and 6b for FY 2002. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

FIGURE 6A: EFFECT OF SWAPS ON INTEREST RATE STRUCTURES

      BORROWINGS EXCLUDING SWAPS

[CHART]

Floating          15%
Fixed             85%

      BORROWINGS INCLUDING SWAPS

[CHART]

Floating          63%
Fixed             37%

FIGURE 6B: EFFECT OF SWAPS ON CURRENCY COMPOSITION

      BORROWINGS EXCLUDING SWAPS

[CHART]

Euro              16%
JPY               15%
Others            16%
USD               53%

      BORROWINGS INCLUDING SWAPS

[CHART]

Euro              10%
JPY                6%
Others             1%
USD               83%

In FY 2002, the majority of new funding continued to be initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with funding requirements.

COMPOSITION OF BORROWINGS

Of the borrowings outstanding after swaps at June 30, 2002, 63% was at variable rates (56% at June 30, 2001). The currency composition continues to be concentrated in U.S. dollars, with its share at the end of June 30, 2002 at 83% of the borrowings portfolio, after swaps (84% at June 30, 2001). This reflects IBRD borrowers' preference for U.S. dollar-denominated loans and the corresponding currency composition of the liquid asset portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note D.

6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of financial risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operating risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

GOVERNANCE STRUCTURE

The risk management governance structure includes an Asset/Liability Management Committee chaired by the Chief Financial Officer. This committee makes recommendations in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Two subcommittees that report to the Asset/Liability Management Committee are the Market Risk and Currency Management Subcommittee and the Credit Risk Subcommittee. The Market Risk and Currency Management Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, and monitoring matches between assets and their funding. The Credit Risk Subcommittee monitors the measurement and reporting of credit risk and reviews the impact on the loan loss provision of any changes in risk ratings or movements between the accrual and nonaccrual portfolios.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Country Credit Risk Department, led by the Chief Credit Officer. This unit is independent from IBRD's business units and reports to IBRD's senior management. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for loan losses, and monitoring borrowers that are vulnerable to crises in the near term. The Chief Credit Officer represents IBRD's Chief Financial Officer on the Operations Committee, which reviews IBRD's Country Assistance Strategies and selected planned adjustment loans.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from IBRD's business units. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Asset/Liability Management Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

MANAGING RISK-BEARING CAPACITY

IBRD assesses its risk-bearing capacity using a variety of metrics, including a stress test and an equity-to-loans ratio, to measure its income generating capacity and capital adequacy.

The stress test measures the level of loan growth which could be supported by IBRD in the wake of a significant credit shock, without further deterioration in IBRD's capital position. The nonaccrual event used in the stress test is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at a 95% confidence level.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD's financial risk management objectives is to seek to protect the equity-to-loans ratio from movements arising from market risks. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in Figure 5 in Section 5, Funding Resources, IBRD has maintained a relatively stable equity-to-loans ratio on both the current value and reported basis.

CREDIT RISK

COUNTRY CREDIT RISK

IBRD's Credit Risk Department continuously reviews the creditworthiness of its borrowing member countries. These reviews are taken into account in determining IBRD's overall country programs and lending operations, used to estimate the appropriate level of provisions for loan losses, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for loan losses, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

The credit quality of the nonaccrual portfolio improved in FY 2002, but there was a further deterioration in the credit quality of the accrual portfolio. The Republic of Congo and Cote d'Ivoire cleared all overdue payments to IBRD, and all loans to these borrowers were restored to accrual status. In addition, as an exception to IBRD practice, all overdues of the Federal Republic of Yugoslavia were cleared through consolidation loans. The loan loss provision for FY 2002 also reflects the clearance of all overdue payments from the Democratic Republic of Congo on July 3, 2002 and from the Syrian Arab Republic on July 1, 2002.

In the case of Republic of Congo, Cote d'Ivoire, and the Democratic Republic of Congo, the clearance of arrears was accomplished using bridge financing provided by an international financial institution. On the same day that arrears of the respective countries were cleared, IDA disbursed development credits to those countries in support of the authorities' economic reform and poverty reduction program. Some or all of the proceeds of these development credits were used to repay the bridge financing. The development credits were funded by IDA resources other than transfers from IBRD. Taking developments in both the nonaccrual and accrual portfolios into account, the provisioning requirements were reduced by $15 million in FY 2002. However, without the impact of the significant events in the nonaccrual portfolio noted above, provisioning requirements would have increased considerably in FY 2002. All loans to Bosnia and Herzegovina were also restored to accrual status in FY 2002.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed through a single borrower exposure limit. According to an approach approved by the Executive Directors in 1997, the single borrower exposure limit is set at the lower of an equitable access limit and a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus, and the concentration limit is estimated by stress testing IBRD's income-generating capacity and risk-bearing capital (taking into account not only current exposure - loans outstanding plus the present value of guarantees - but also projected exposure over the ensuing three- to five-year period). The single borrower exposure limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2003, the concentration risk limit is $13.5 billion, unchanged from FY 2002. The equitable access limit is $21.0 billion. As depicted in Figure 7, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $11.9 billion at June 30, 2002.

FIGURE 7:
TOP EIGHT COUNTRY EXPOSURES AT JUNE 30, 2002
(IN BILLIONS OF U.S.DOLLARS)

[CHART]

[PLOT POINTS TO COME]

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. IBRD maintains an accumulated provision for loan losses to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for loan losses is discussed in Section 7, Critical Accounting Policies.

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD; (b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

On May 8, 2001, based on a precedent established in 1975 after Bangladesh became independent from Pakistan, and followed with respect to Bosnia and Herzegovina in 1996, IBRD's Executive Directors authorized IBRD to enter into an agreement with the Federal Republic of Yugoslavia (FRY) with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia for which FRY has accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears were consolidated into six new IBRD loans in January 2002. See the Notes to Financial Statements-Note C for additional information.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. IBRD's treatment of FRY is an exception to that practice, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limited eligibility for such treatment to a country: that has emerged from a current or former member of IBRD; that is assuming responsibility for a share of the debt of such member; that because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and for which a rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

COMMERCIAL CREDIT RISK

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements-Note F.

Table 12 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category.

The increase in the proportion of AAA and A rated investments, compared to the prior year, is mainly due to the increase of investments in obligations of AAA rated agencies and official entities, and the downgrading of Japanese government securities during FY 2002. After the effects of netting arrangements, the swap credit exposure of $1,534 million is offset by collateral of $756 million, which results in a total net swap exposure of $778 million.

MARKET RISK

IBRD faces risks which result from market movements, primarily interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The current value information is used in the asset/liability management process.

TABLE 13 details the current value information of each loan product, the liquid asset portfolio, and the debt allocated to fund these assets.

USE OF DERIVATIVES

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

INTEREST RATE RISK

There are two potential sources of interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for approximately 71% of the existing outstanding loan portfolio (74% at the end of FY 2001). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread single currency loans, pose some residual interest rate risk, given the six month lag inherent in the lending rate calculation. Since pool loan terms are no longer available for new commitments, this risk will diminish as the existing loans mature.

TABLE 12: CREDIT EXPOSURE BY COUNTERPARTY RATING

IN MILLIONS OF U.S. DOLLARS

                                   AT JUNE 30, 2002                       AT JUNE 30, 2001        AT JUNE 30, 2000
               -------------------------------------------------------  ---------------------  ---------------------
                     INVESTMENTS
               ----------------------
                            AGENCIES,     NET    TOTAL EXPOSURE         TOTAL EXPOSURE         TOTAL EXPOSURE
COUNTERPARTY                 BANKS &     SWAP    ON INVESTMENTS  % OF   ON INVESTMENTS  % OF   ON INVESTMENTS  % OF
RATING         SOVEREIGNS  CORPORATES  EXPOSURE    AND SWAPS     TOTAL    AND SWAPS     TOTAL    AND SWAPS     TOTAL
------------   ----------  ----------  --------  --------------  -----  --------------  ----- ---------------  -----
AAA                   490      10,536       191          11,217     47  $        9,225     39 $        12,307     49
AA                    940       7,746       567           9,253     38          13,527     56          10,917     44
A                   1,277       2,240        20           3,537     15           1,169      5           1,802      7
               ----------  ----------  --------  --------------  -----  --------------  ----- ---------------  -----
Total               2,707      20,522       778          24,007    100  $       23,921    100 $        25,026    100
               ==========  ==========  ========  ==============  =====  ==============  ===== ===============  =====

TABLE 13: FINANCIAL INSTRUMENT PORTFOLIOS

IN MILLIONS OF U.S. DOLLARS

                                      AT JUNE 30, 2002                   AT JUNE 30, 2001
                             ----------------------------------  -----------------------------------
                                                        CURRENT                             CURRENT
                               CARRYING   CONTRACTUAL    VALUE      CARRYING   CONTRACTUAL    VALUE
                                VALUE        YIELD      MARKET      VALUE        YIELD       MARKET
                             -----------  -----------  --------  -----------  -----------  ---------
Loans(a)                     $   121,589         5.06% $  4,865  $   118,866         6.35% $   4,196
   Variable-Rate
     Multicurrency Pool
     Loans                        28,076         5.03     1,766       30,258         5.07      1,567
   Single Currency Pool
     Loans(b)                     25,585         8.12     1,987       30,492         8.61      2,209
   Variable-Spread Loans(c)       33,031         2.44        54       27,614         4.93         33
   Fixed-Rate Single
     Currency Loans               15,873         6.59       969       14,989         6.69        337
   Nonstandard Single
     Currency Loans(d)            11,505         4.22        15       11,301         6.89         18
   Fixed-Spread Loans              7,017         4.00        57        3,200         4.91          9
   Other Fixed Rate Loans            502         7.86        17        1,012         8.26         23
Liquid Asset Portfolio(e)(f) $    24,886         2.11%              $ 24,181         4.33%
Borrowings (including
   swaps)(e)                 $   114,261         3.61% $  3,499  $   114,850         5.32% $   3,397
   Variable-Rate
     Multicurrency Pools          17,875         4.09     1,780       19,150         4.55      1,510
   Single Currency Pools          16,996         7.03     1,260       20,635         7.76      1,385
   Variable-Spread                22,106         1.96      (229)      21,968         4.48       (187)
   Fixed-Rate                     13,727         5.83       774       12,958         6.16        221
   Nonstandard Single
     Currency                     11,916         1.79       (74)      11,390         4.43        (59)
   Fixed-Spread                    5,055         3.13       (85)       1,694         4.83         (9)
   Other Debt                     26,586         2.27        73       27,055         4.74        536

(a). CONTRACTUAL YIELD IS PRESENTED BEFORE THE APPLICATION OF INTEREST WAIVERS.
(b). EXCLUDES FIXED-RATE SINGLE CURRENCY POOL LOANS, WHICH HAVE BEEN CLASSIFIED IN OTHER FIXED-RATE LOANS.
(c). INCLUDES FIXED-RATE SINGLE CURRENCY LOANS FOR WHICH THE RATE HAD NOT YET BEEN FIXED AT FISCAL YEAR-END.
(d). INCLUDES SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT LOANS.
(e). CARRYING AMOUNTS AND CONTRACTUAL YIELDS ARE ON A BASIS WHICH INCLUDES ACCRUED INTEREST AND ANY UNAMORTIZED AMOUNTS, BUT DOES NOT INCLUDE THE EFFECTS OF APPLYING FAS 133.
(f). THE LIQUID ASSET PORTFOLIO IS CARRIED AND REPORTED AT MARKET VALUE AND EXCLUDES INVESTMENT ASSETS ASSOCIATED WITH CERTAIN OTHER POSTEMPLOYMENT BENEFITS.
(g). INCLUDES AMOUNTS NOT YET ALLOCATED AT JUNE 30, 2002 AND JUNE 30, 2001.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool after FY 2010. The debt which funds these loans have maturities that extend beyond those of the loans and presents a risk of loss to IBRD because this debt carries fixed interest rates. Over-funding reaches a maximum of approximately $5.4 billion in FY 2015. Strategies for managing this risk include changing the rate fixity of the over-funded portion of the debt from fixed to floating rates beyond 2010 through the use of forward starting swaps. IBRD has begun executing these swaps and to date has paid $105 million since FY 2000. IBRD expects these forward starting swaps to be transacted in a phased manner over the next three years. The present value of the remaining over-funded portion of the above market debt is approximately $277 million as of June 30, 2002. The loss attributable to the combined position will be passed as a rate adjustment to the multicurrency pool loans.

Interest rate risk on non-cost pass-through products, which currently account for 29% of the existing loan portfolio (26% at the end of FY 2001), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Because equity funds a portion of outstanding loans, IBRD's level of operating income is sensitive to movements in the level of nominal interest rates. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has developed a framework to analyze and assess the mismatch risk and, during FY 2002, IBRD executed some overlay interest rate swaps to reduce this mismatch risk.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment.

Figure 8 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2002 and FY 2001.

OPERATING RISK

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures and the execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operating risks. IBRD attempts to mitigate operating risk by maintaining a system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In the past, IBRD has suffered certain minor financial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that IBRD will not suffer such losses in the future.

IBRD uses the COSO(a) control framework and a self-assessment methodology to evaluate the effectiveness of its internal controls over financial reporting, and it has an on-going program in place to assess all major business units. IBRD obtains an attestation report from its external auditors that IBRD's assertion that, as of June 30 of each fiscal year, its system of internal control over its external financial reporting meets the criteria for effective internal control over external financial reporting as described in COSO, is fairly stated in all material respects.

ECONOMIC AND MONETARY UNION IN EUROPE

Since January 1, 1999, in the normal course of business as a multicurrency organization, IBRD has been conducting euro-denominated transactions in paying and receiving, investments, bond issuance, loan disbursements, loan billing and new lending commitments.

IBRD adopted a gradual approach to redenominate national currency unit balance sheet items and IBRD-administered donor trust funds to euro during the transition period, before their automatic conversion to euro on January 1, 2002.

As of June 30, 2001, the accounting records for the investments and borrowings portfolios had been redenominated. All remaining accounting records were redenominated as of January 1, 2002.

----------

a. In 1992, the Committee of Sponsoring Organizations of the Treadway Commission
   (COSO) issued its INTERNAL CONTROL-INTEGRATED FRAMEWORK, which provided a common definition of internal control and guidance on judging its effectiveness.

FIGURE 8: RELATIVE CURRENCY COMPOSITION OF SIGNIFICANT BALANCE SHEET COMPONENTS

At June 30, 2002

[CHART]

Assets
Loans                   81%
Investments & Other     19%
                       ---
                       100%
                       ===
Liabilities & Equity
Borrowings & Other      79%
Equity                  21%
                       ---
                       100%
                       ===

At June 30, 2001

[CHART]

Assets
Loans                   82%
Investments & Other     18%
                       ---
                       100%
                       ===
Liabilities & Equity
Borrowings & Other      80%
Equity                  20%
                       ---
                       100%
                       ===

7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD's financial statements contain a summary of IBRD's significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

PROVISION FOR LOAN LOSSES

IBRD's accumulated provision for loan losses reflects probable losses in its nonaccrual and accrual portfolios. Management determines the appropriate level of accumulated provisions for loan losses on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default.

Judgments on borrowers' expected default frequencies and severities are based on many factors such as assessments of borrowers' past and prospective economic performance and economic policy framework. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for loan losses accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers' creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD's total loans. Increases or decreases in the accumulated provision for loan losses are reported in the Statement of Income as provision for loan losses.

Additional information on IBRD's loan loss provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements-Summary of Significant Accounting and Related Policies, and Note C.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, IBRD carries its investments and derivatives, as defined by FAS 133, on a fair value basis. When possible, fair value is determined by quoted market prices. If quoted market prices are not available, then fair value is based on discounted cash flow models using market estimates of cash flows and discount rates.

All the financial models used for input to IBRD's financial statements are subject to both internal and external verification and review by qualified personnel. These models use market sourced inputs, such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgment. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD's financial position as reported in the balance sheet.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters; ensuring that models are reviewed and validated both internally and externally; and applying its approach consistently from period to period.

8. RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit standing of borrowing countries and the interest rate environment.

INTEREST RATE ENVIRONMENT

During FY 2002, interest rates for most currencies were significantly lower than those in FY 2001. In addition, interest rates declined in both years. The U.S. dollar short-term interest rates (six-month LIBOR) depicted in Figure 9 illustrate these trends.

FIGURE 9: LIBOR INTEREST RATES - U.S. DOLLAR

[CHART]

[PLOT POINTS TO COME]

OPERATING INCOME

IBRD's operating income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. Table 14 shows a breakdown of income, net of funding costs.

FY 2002 VERSUS FY 2001

FY 2002 operating income was $1,924 million, $780 million higher than in FY 2001. The majority of this increase was due to a reduction in the provision for loan loss expense of $691 million, as arrears clearances from borrowers in the nonaccrual portfolio more than offset a further deterioration in the credit quality of the accrual portfolio. (See Notes to Financial Statements - Note C).

TABLE 14: NET INCOME

IN MILLIONS OF U.S. DOLLARS

                                                  FY 2002    FY 2001    FY 2000
                                                  -------    -------    -------
Loan interest income, net of funding costs
     Debt funded                                  $   848    $   509    $   678
     Equity funded                                  1,714      1,871      1,771
                                                  -------    -------    -------
   Total loan interest income, net of funding       2,562      2,380      2,449
     costs
Other loan income                                      98         11         49
Loan loss provision                                    15       (676)       166
Investment income, net of funding costs                32        140        116
Net noninterest expense                              (783)      (711)      (789)
                                                  -------    -------    -------
Operating Income                                    1,924      1,144      1,991
   Effects of applying FAS 133                        854        345         --
                                                  -------    -------    -------
Net Income--Reported Basis                        $ 2,778    $ 1,489    $ 1,991
                                                  =======    =======    =======

FY 2001 VERSUS FY 2000

FY 2001 operating income was $1,144 million, $847 million lower than in FY 2000. The majority of this change was due to the increase of $842 million in the provision for loan loss expense. This increase in the provision reflects a reassessment of the probable losses inherent in the accruing portfolio. The factors that contributed to the increase in provisioning requirements were the movement of loans made to or guaranteed by two borrowers into nonaccrual status, and a net deterioration in the creditworthiness of the accrual portfolio.

NET INTEREST INCOME

FY 2002 VERSUS FY 2001

- Loan interest income, net of funding costs, increased $182 million due primarily to the interest rate repricing lag inherent in the cost pass-through loans, and the decrease in the waiver rate on old loans. While interest rates in FY 2002 were significantly lower than those in FY 2001, as shown in figure 9, the decline was reflected more rapidly in the cost of borrowings than in the return on loans.

- Investment income net of funding costs decreased by $108 million in FY 2002 due primarily to changes in U.S. dollar short-term interest rates. The average duration of the investment portfolio is about three months. In FY 2001, the mark-to-market gains on investments were higher than in FY 2002 due to the sharper decline in U.S. dollar interest rates in the fourth quarter of FY 2001 as compared to the same period in FY 2002. Borrowings funding these investments are not marked to market.

- Other loan income increased by $87 million due primarily to the interest income on loans to three countries which were restored to accrual status in FY 2002.

FY 2001 VERSUS FY 2000

- Loan interest income net of funding costs decreased by $69 million primarily due to the higher interest waiver rate on old loans in FY 2001.

- Investment income, net of funding costs, increased by $24 million due primarily to changes in U.S. dollar short-term interest rates. The average duration of the investment portfolio is about three months. In FY 2001, mark-to-market gains on the investment portfolio were higher than those of FY 2000 because interest rates declined more during the fourth quarter of FY 2001 than in the same period of FY 2000. Borrowings funding these investments are not marked to market.

- Other loan income decreased by $38 million due to the effects of loans to two countries being placed in nonaccrual status in FY 2001 as well as a reduction in commitment fee income.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in Table 15.

FY 2002 VERSUS FY 2001

Net noninterest expense increased by $72 million due primarily to a reduction in the actuarially determined amount of pension income in FY 2002. In addition, total gross administrative expenses were $24 million higher in FY 2002 than in FY 2001.

TABLE 15: NET NONINTEREST EXPENSE

IN MILLIONS OF U.S. DOLLARS

                                                FY 2002     FY 2001     FY 2000
                                                -------     -------     -------
Gross Administrative Expenses
  Staff Costs                                   $   439     $   474     $   489
  Consultant Fees                                    86          62          88
  Operational Travel                                 91          77          92
  Other Expenses                                    436         415         408
                                                -------     -------     -------
Total Gross Administrative Expenses               1,052       1,028       1,077
Less: Contribution to Special Programs              176         147         126
                                                -------     -------     -------
Total Net Administrative Expenses                   876         881         951
  Contribution to Special Programs                  176         147         126
  Service Fee Revenues                             (155)       (146)       (118)
  Income from Staff Retirement Plan                 (93)       (155)       (166)
  Net Other Income                                  (21)        (16)         (4)
                                                -------     -------     -------
    Total Net Noninterest Expense               $   783     $   711     $   789
                                                =======     =======     =======

FY 2001 VERSUS FY 2000

Net noninterest expense decreased by $78 million. Overall gross administrative expenses decreased by $49 million (see Notes to Financial Statements--Note H) due primarily to a decrease in the overall administrative expense budget, along with a slightly larger share of the total costs incurred being allocated to IDA, based on an agreed-upon cost sharing formula which considers certain operational volume indicators. The remaining decrease in net noninterest resulted primarily from an increase in service fee revenues.

FAS 133 ADJUSTMENTS

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. When IBRD borrows in minor currencies, it immediately swaps the borrowings into major currencies to take advantage of the arbitrage opportunities which may exist. During FY 2002, the effects of applying FAS 133 were $854 million compared to $345 million for FY 2001. This increase in the effects of applying FAS 133 was due primarily to a significant drop in the interest rates for certain minor currencies in FY 2002 as compared to FY 2001.

GLOSSARY OF TERMS

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

EQUITY-TO-LOANS RATIO: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with the FAS 133 adjustment) and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for loan losses and deferred loan income.

FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR: London interbank offer rate.

MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

NEW LOANS: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

OLD LOANS: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

RETURN ON EQUITY: This return is computed as net income divided by the average equity balance during the year.

RISK-BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS
JUNE 30, 2002

MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF
  INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING              35
REPORT OF INDEPENDENT ACCOUNTANTS ON MANAGEMENT'S
  ASSERTION REGARDING EFFECTIVENESS OF INTERNAL
  CONTROLS OVER EXTERNAL FINANCIAL REPORTING                       36
REPORT OF INDEPENDENT ACCOUNTANTS                                  37
BALANCE SHEET                                                      38
STATEMENT OF INCOME                                                40
STATEMENT OF COMPREHENSIVE INCOME                                  41
STATEMENT OF CHANGES IN RETAINED EARNINGS                          41
STATEMENT OF CASH FLOWS                                            42
SUMMARY STATEMENT OF LOANS                                         44
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER       47
NOTES TO FINANCIAL STATEMENTS                                      51


                      (THIS PAGE INTENTIONALLY LEFT BLANK)

REPORT OF INDEPENDENT ACOUNTANTS ON MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING


THE WORLD BANK                                               1818 H STREET N.W.                (202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT        WASHINGTON, D.C. 20433            CABLE ADDRESS :INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION                        U.S.A.                            CABLE ADDRESS: INDEVAS


                      Management's Assertion Regarding Effectiveness of
                       Internal Controls Over External Financial Reporting


                                                                   July 31, 2002

The International Bank for Reconstruction and Development (IBRD) maintains a system of internal control over external financial reporting, which is designed to provide reasonable assurance to management and the board of directors regarding the preparation of reliable published financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of the circumvention or overriding of controls - and therefore can provide only reasonable assurance with respect to external financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

IBRD assessed its internal control system as of June 30, 2002 in relation to criteria for effective internal control over external financial reporting described in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Comission. Based on this assessment, IBRD believes that, as of June 30, 2002, its system of internal control over external financial reporting met those criteria.


                             /s/ JAMES D. WOLFENSOHN
                             -----------------------
                               James D. Wolfensohn
                                    President

  /s/ JEFFREY A. GOLDSTEIN                              /s/ GARY L. PERLIN
-----------------------------                       --------------------------
    Jeffrey A. Goldstein                                  Gary L. Perlin
      Managing Director                              Senior Vice President and
                                                      Chief Financial Officer


  /s/ FAYEZUL H. CHOUDHURY                            /s/ CHARLES A. MCDONOUGH
-----------------------------                       --------------------------
    Fayezul H. Choudhury                              Charles A. McDonough
Vice President and Controller                    Director, Accounting Department

REPORT OF INDEPENDENT ACOUNTANTS ON MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING


[LETTERHEAD OF DELOITTE TOUCHE TOHMATSU (INTERNATIONAL FIRM)]


President and Board of Governors
   International Bank for Reconstruction and Development


We have examined management's assertion, included in the accompanying "Management's Assertion Regarding Effectiveness of Internal Control Over External Financial Reporting", that, as of June 30, 2002, the International Bank for Reconstruction and Development met the criteria for effective internal control over external financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is responsible for maintaining effective control over external financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over external financial reporting, testing, and evaluating the design and operating effectiveness of internal control over external financial reporting, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over external financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

In our opinion, management's assertion that, as of June 30, 2002, the International Bank for Reconstruction and Development met the criteria for effective internal control over external financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission is fairly stated, in all material respects.


/s/ DELOITTE TOUCHE TOHMATSU (INTERNATIONAL FIRM)

July 31, 2002

[LETTERHEAD OF DELOITTE TOUCHE TOHMATSU (INTERNATIONAL FIRM)]


REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
 International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 2002 and 2001, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2002, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2002. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America and International Accounting Standards.

/s/ Deloitte Touche Tohmatsu (International Firm)

August 8, 2002

BALANCE SHEET
JUNE 30, 2002 AND JUNE 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                                          2002       2001
                                                                        --------   --------
ASSETS
DUE FROM BANKS
   Unrestricted currencies                                              $    415   $     50
   Currencies subject to restrictions--Note A                                668        635
                                                                        --------   --------
                                                                           1,083        685
                                                                        --------   --------
INVESTMENTS--TRADING (INCLUDING SECURITIES TRANSFERRED UNDER
REPURCHASE OR SECURITY LENDING AGREEMENTS OF $NIL MILLION--JUNE 30,
2002; $206 MILLION JUNE 30, 2001)--NOTES B AND F                          24,256     24,168

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--NOTE B                       1,820        322
NONNEGOTIABLE, NONINTEREST--BEARING DEMAND OBLIGATIONS ON ACCOUNT OF
SUBSCRIBED CAPITAL                                                         1,632      1,838

AMOUNTS RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
   Investments--Notes B and F                                              9,932     11,043
   Borrowings (including $2,821 million due to FAS 133-June 30, 2002;
     $2,032 million--June 30, 2001)--Notes D and F                        66,052     63,326
   Other Asset/Liability (including $1 million due to FAS 133--June
     30, 2002; $2 million--June 30, 2001)--Notes E and F                     727        728
                                                                        --------   --------
                                                                          76,711     75,097
                                                                        --------   --------
AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT
  OF SUBSCRIBED CAPITAL                                                      355        197
OTHER RECEIVABLES
   Amounts receivable from investment securities traded                      427        508
   Accrued income on loans                                                 1,663      2,036
                                                                        --------   --------
                                                                           2,090      2,544
                                                                        --------   --------
LOANS OUTSTANDING (SEE SUMMARY STATEMENT OF LOANS, NOTES C AND F)
   TOTAL LOANS                                                           157,942    156,800
   Less undisbursed balance                                               36,353     37,934
                                                                        --------   --------
        Loans outstanding                                                121,589    118,866
   Less:
     Accumulated provision for loan losses                                 4,078      3,959
     Deferred loan income                                                  1,436        500
                                                                        --------   --------
        Net loans outstanding                                            116,075    114,407
                                                                        --------   --------
OTHER ASSETS
   Unamortized issuance costs of borrowings                                  473        489
   Miscellaneous--Note J                                                   3,250      3,094
                                                                        --------   --------
                                                                           3,723      3,583
                                                                        --------   --------
TOTAL ASSETS                                                            $227,745   $222,841
                                                                        ========   ========

                                                                         2002         2001
                                                                       ---------    ---------
LIABILITIES

BORROWINGS--NOTES D AND F
   Short-term                                                          $   4,918    $   6,918
   Medium-and long-term (including $354 million due to FAS 133--June
     30, 2002; $45 million--June 30, 2001.)                              105,345       99,839
                                                                       ---------    ---------
                                                                         110,263      106,757
                                                                       ---------    ---------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITIES LENT UNDER
SECURITIES LENDING AGREEMENTS, AND PAYABLE FOR
CASH COLLATERAL RECEIVED--NOTE B                                              --          207

AMOUNTS PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
   Investments--Notes B and F                                             10,819       10,791
   Borrowings (including $1,254 million due to FAS 133--June 30,2002;
     $1,362 million--June 30, 2001)--Notes D and F                        66,994       68,051
   Other Asset/Liability (including $(1) million due to FAS 133--June
     30, 2002, $nil million--June 30, 2001)--Notes E and F                   758          701
                                                                       ---------    ---------
                                                                          78,571       79,543
                                                                       ---------    ---------

AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF
   SUBSCRIBED CAPITAL                                                         61            8

OTHER LIABILITIES
   Amounts payable for investment securities purchased                       975          686
   Accrued charges on borrowings                                           2,316        3,232
   Payable for Board of Governors-approved transfers--Note G               1,437        1,093
   Liabilities under other postretirement benefits plans--Note J             144          129
   Accounts payable and miscellaneous liabilities                          1,665        1,616
                                                                       ---------    ---------
                                                                           6,537        6,756
                                                                       ---------    ---------
TOTAL LIABILITIES                                                        195,432      193,271
                                                                       ---------    ---------

EQUITY
CAPITAL STOCK (SEE STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND
 VOTING POWER, NOTE A)
   Authorized capital (1,581,724 shares--June 30, 2002 and June 30,
     2001)
     Subscribed capital
        (1,570,895 shares--June 30, 2002 and June 30, 2001)              189,505      189,505
     Less uncalled portion of subscriptions                              178,029      178,029
                                                                       ---------    ---------
                                                                          11,476       11,476
AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--NOTE A                      (641)        (912)
RETAINED EARNINGS (SEE STATEMENT OF CHANGES IN RETAINED EARNINGS,
  NOTE G)                                                                 22,227       19,851
ACCUMULATED OTHER COMPREHENSIVE LOSS--NOTE L                                (749)        (845)
                                                                       ---------    ---------
TOTAL EQUITY                                                              32,313       29,570
                                                                       ---------    ---------
TOTAL LIABILITIES AND EQUITY                                           $ 227,745    $ 222,841
                                                                       =========    =========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED JUNE 30, 2002, JUNE 30, 2001 AND JUNE 30, 2000

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                       2002       2001         2000
                                                                     --------    --------    --------
INCOME
   Income from loans--Note C
     Interest                                                        $  6,779    $  8,052    $  8,041
     Commitment charges                                                    82          91         112
   Income from investments--Note B
     Trading
        Interest                                                          725       1,476       1,575
        Net gains (losses)
          Realized                                                         39         (10)          3
          Unrealized                                                      (48)         51           3
   Income from securities purchased under resale agreements--Note B        22          29          12
   Income from Staff Retirement Plan--Note J                               93         155         166
   Other income--Notes H and I                                            184         171         133
                                                                     --------    --------    --------
     Total income                                                       7,876      10,015      10,045
                                                                     --------    --------    --------
EXPENSES
   Borrowing expenses--Note D
     Interest                                                           4,793       7,021       6,979
     Amortization of issuance and other borrowing costs                   110         131         149
   Interest on securities sold under repurchase agreements and              4           6           4
     payable for cash collateral received-Note B
   Administrative expenses--Notes H and I                                 876         881         951
   Contributions to special programs--Note H                              176         147         126
   Provision for loan losses--Note C                                      (15)        676        (166)
   Other expenses                                                           8           9          11
                                                                     --------    --------    --------
     Total expenses                                                     5,952       8,871       8,054
                                                                     --------    --------    --------
OPERATING INCOME                                                        1,924       1,144       1,991

EFFECTS OF APPLYING FAS 133-NOTE M                                        854         126          --
                                                                     --------    --------    --------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE       2,778       1,270       1,991

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE--NOTE M                --         219          --
                                                                     --------    --------    --------
NET INCOME                                                           $  2,778    $  1,489    $  1,991
                                                                     ========    ========    ========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED JUNE 30, 2002, JUNE 30, 2001 AND JUNE 30, 2000

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                 2002       2001       2000
                                                                -------    -------    -------
Net income                                                      $ 2,778    $ 1,489    $ 1,991
Other comprehensive income--Note L

  Cumulative effect of change in accounting principle                --        500         --
  Reclassification of FAS 133 transition adjustment to net
   income                                                          (128)      (169)        --
  Currency translation adjustments                                  224       (535)        (4)
                                                                -------    -------    -------
   Total other comprehensive income (loss)                           96       (204)        (4)
                                                                -------    -------    -------
Comprehensive income                                            $ 2,874    $ 1,285    $ 1,987
                                                                =======    =======    =======

STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE FISCAL YEARS ENDED JUNE 30, 2002, JUNE 30, 2001 AND JUNE 30, 2000

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                    2002        2001        2000
                                                                  --------    --------    --------
Retained earnings at beginning of the fiscal year                 $ 19,851    $ 19,027    $ 17,709
  Board of Governors-approved transfers to--Note G
     International Development Association                            (302)       (320)       (348)
     Trust Fund for Gaza and West Bank                                  --          --         (60)
     Trust Fund for East Timor                                          --          --         (10)
     Heavily Indebted Poor Countries Debt Initiative Trust Fund       (100)       (250)       (200)
     Capacity building in Africa                                        --         (30)        (30)
     Trust Fund for Kosovo                                              --         (35)        (25)
     Trust Fund for Federal Republic of Yugoslavia                      --         (30)         --
   Net income for the fiscal year                                    2,778       1,489       1,991
                                                                  --------    --------    --------
Retained earnings at end of the fiscal year                       $ 22,227    $ 19,851    $ 19,027
                                                                  ========    ========    ========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 2002, JUNE 30, 2001 AND JUNE 30, 2000

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                             2002        2001        2000
                                                           --------    --------    --------
Cash flows from lending activities
  Loans
     Disbursements                                         $(11,154)   $(11,707)   $(13,222)
     Principal repayments                                    10,745       9,623       9,973
     Principal prepayments                                    1,323          70         499
     Loan origination fees received                               7           1          19
                                                           --------    --------    --------
        Net cash provided by (used in) lending activities       921      (2,013)     (2,731)
                                                           --------    --------    --------

Cash flows from Board of Governors-approved transfers to
   International Development Association                         (2)        (20)        (50)
   Debt Reduction Facility for IDA-Only Countries                (3)          3         (19)
   Trust Fund for Gaza and West Bank                             --         (17)        (83)
   Heavily Indebted Poor Countries Debt Initiative
     Trust Fund                                                (100)       (250)       (200)
   Trust Fund for East Timor, Trust Fund for Kosovo,
     Trust Fund for Federal Republic of Yugoslavia,
     and capacity building in Africa                             --         (95)        (65)
                                                           --------    --------    --------
     Net cash used in Board of Governors-approved
        transfers                                              (105)       (379)       (417)
                                                           --------    --------    --------
Cash flows from financing activities
   Medium- and long-term borrowings
     New issues                                              22,803      17,223      15,206
     Retirements                                            (21,691)    (18,027)    (19,211)
   Net short-term borrowings                                 (2,112)      1,870        (917)
   Net currency and interest rate swaps-Borrowings             (656)     (1,402)       (454)
   Net capital stock transactions                                75          72         154
                                                           --------    --------    --------
     Net cash used in financing activities                   (1,581)       (264)     (5,222)
                                                           --------    --------    --------
Cash flows from operating activities
   Net income                                                 2,778       1,489       1,991
   Adjustments to reconcile net income to net cash
     provided by operating activities
     FAS 133 adjustment                                        (854)       (126)         --
     Cumulative effect of change in accounting
        principle                                                --        (219)         --
     Depreciation and amortization                              189         979         884
     Amortization of deferred loan income                       (65)        (49)        (30)
     Provision for loan losses                                  (15)        676        (166)
     Income from Staff Retirement Plan                          (93)       (155)       (166)
     Changes in other assets and liabilities
          Decrease (increase) in accrued income on
             loans                                              400         138         (99)
          (Increase) decrease in miscellaneous assets            (7)         82        (269)
          (Decrease) increase in accrued charges on
             borrowings                                        (947)        (49)        322
          (Decrease) increase in accounts payable and
             miscellaneous liabilities                          (62)         54         135
                                                           --------    --------    --------
             Net cash provided by operating activities        1,324       2,820       2,602
                                                           --------    --------    --------
Effect of exchange rate changes on unrestricted cash
  and liquid investments                                         90         (88)        (23)
                                                           --------    --------    --------
Net increase (decrease) in unrestricted cash and
  liquid investments                                            649          76      (5,791)

Unrestricted cash and liquid investments at beginning
  of the fiscal year                                         24,407      24,331      30,122
                                                           --------    --------    --------
Unrestricted cash and liquid investments at end of
  the fiscal year                                          $ 25,056    $ 24,407    $ 24,331
                                                           ========    ========    ========

                                                             2002        2001        2000
                                                           --------    --------    --------
Composition of unrestricted cash and liquid investments:
   Investments--Trading                                    $ 24,256    $ 24,168    $ 24,941
   Unrestricted currencies                                      415          50          32
   Net payable for investment securities
     traded/purchased--Trading                                 (548)       (178)       (340)
   Net (payable) receivable from currency and
     interest rate swaps--Investments                          (887)        252        (403)
   Net receivable from securities purchased/sold
     under resale/repurchase agreements and payable
     for cash collateral received                             1,820         115         101
                                                           --------    --------    --------
                                                           $ 25,056    $ 24,407    $ 24,331
                                                           ========    ========    ========
Supplemental disclosure
   Increase (decrease) in ending balances resulting
     from exchange rate fluctuations

     Loans outstanding                                     $  2,736    $ (3,329)   $     16
     Borrowings                                               4,093      (5,530)     (1,173)
     Currency and interest rate swaps--Borrowings            (2,230)      3,164       1,195

   Capitalized loan front-end fees included in
     loans outstanding                                          102          77         110

   Capitalized interest and charges related to
     certain consolidation loans included in loans
     outstanding                                                799          --          --

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

SUMMARY STATEMENT OF LOANS
JUNE 30, 2002

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                        LOANS APPROVED      UNDISBURSED                       PERCENTAGE
                                                         BUT NOT YET         BALANCE OF          LOANS      OF TOTAL LOANS
BORROWER OR GUARANTOR                    TOTAL LOANS     EFFECTIVE(1)    EFFECTIVE LOANS(2)   OUTSTANDING    OUTSTANDING
--------------------------------------------------------------------------------------------------------------------------
Algeria                                      $  1,715        $      31             $    405      $  1,279             1.05%
Argentina                                      10,394               15                1,887         8,492             6.98
Armenia                                             8               --                   --             8             0.01
Bahamas, The                                        1               --                   --             1                *
Bangladesh                                         15               --                   --            15             0.01
Barbados                                           25               --                   15            10             0.01
Belarus                                           117               --                   23            94             0.08
Belize                                             52               --                    8            44             0.04
Bosnia and Herzegovina                            546               --                   --           546             0.45
Botswana                                            9               --                   --             9             0.01
Brazil                                         11,956            1,515                2,337         8,104             6.66
Bulgaria                                        1,092               --                  158           934             0.77
Cameroon                                          199               --                   41           158             0.13
Chad                                               39               --                   30             9             0.01
Chile                                             884               99                  102           683             0.56
China                                          18,148              299                6,084        11,765             9.68
Colombia                                        2,841               --                  793         2,048             1.68
Congo, Democratic Republic of                      81               --                   --            81             0.07
Congo, Republic of                                 16               --                    *            16             0.01
Costa Rica                                        142               17                   30            95             0.08
Cote d'Ivoire                                     494               --                   --           494             0.41
Croatia                                           841               --                  266           575             0.47
Cyprus                                             23               --                   --            23             0.02
Czech Republic                                    202               --                   --           202             0.17
Dominica                                            7                1                    3             3                *
Dominican Republic                                442               --                  103           339             0.28
Ecuador                                         1,103               42                  203           858             0.70
Egypt, Arab Republic of                           906               50                  296           560             0.46
El Salvador                                       620              143                  126           351             0.29
Estonia                                            53               --                   18            35             0.03
Fiji                                               14               --                   --            14             0.01
Gabon                                              62               --                    6            56             0.05
Ghana                                               5               --                   --             5                *
Grenada                                            11                1                    6             4                *
Guatemala                                         742              267                  139           336             0.28
Guyana                                              5               --                   --             5                *
Honduras                                          116               --                   --           116             0.10
Hungary                                           559               --                   13           546             0.45
India                                          11,244              463                3,766         7,015             5.77
Indonesia                                      12,565               32                1,410        11,123             9.15
Iran, Islamic Republic of                         686               --                  248           438             0.36
Iraq                                               40               --                   --            40             0.03
Jamaica                                           501               15                   50           436             0.36
Jordan                                          1,029                5                  122           902             0.74
Kazakhstan                                      1,506               --                  364         1,142             0.94

                                                        LOANS APPROVED      UNDISBURSED                       PERCENTAGE
                                                         BUT NOT YET         BALANCE OF          LOANS      OF TOTAL LOANS
BORROWER OR GUARANTOR                    TOTAL LOANS     EFFECTIVE(1)    EFFECTIVE LOANS(2)   OUTSTANDING    OUTSTANDING
--------------------------------------------------------------------------------------------------------------------------
Kenya                                        $     16          $    --               $   --      $     16             0.01%
Korea, Republic of                              7,830               --                   15         7,815             6.43
Latvia                                            287                2                   26           259             0.21
Lebanon                                           692              128                  279           285             0.23
Lesotho                                            77               --                   19            58             0.05
Liberia                                           134               --                   --           134             0.11
Lithuania                                         371               48                   48           275             0.23
Macedonia, former Yugoslav Republic of            215               16                   72           127             0.10
Malawi                                              3               --                   --             3                *
Malaysia                                          886               --                  153           733             0.60
Mauritius                                         110               --                   10           100             0.08
Mexico                                         13,878            1,010                2,123        10,745             8.84
Moldova                                           194               --                    8           186             0.15
Morocco                                         2,954              102                  231         2,621             2.16
Nigeria                                         1,350               --                    4         1,346             1.11
Oman                                                1               --                   --             1                *
Pakistan                                        2,896               --                   76         2,820             2.32
Panama                                            408               --                  123           285             0.23
Papua New Guinea                                  384               57                   49           278             0.23
Paraguay                                          295                9                   71           215             0.18
Peru                                            2,700               --                  137         2,563             2.11
Philippines                                     4,231              100                  778         3,353             2.76
Poland                                          2,822               17                  456         2,349             1.93
Romania                                         2,522               40                  513         1,969             1.62
Russian Federation                              8,255              569                  950         6,736             5.54
St. Kitts and Nevis                                22                9                    6             7             0.01
St. Lucia                                          22                8                    9             5                *
St. Vincent and the Grenadines                      6                4                    2             *                *
Seychelles                                          2               --                   --             2                *
Slovak Republic                                   375               26                  139           210             0.17
Slovenia                                           89               --                   16            73             0.06
South Africa                                       24               --                   15             9             0.01
Sri Lanka                                           7               --                   --             7             0.01
Swaziland                                          28               --                   19             9             0.01
Syrian Arab Republic                               14               --                   --            14             0.01
Tanzania                                            7               --                   --             7             0.01
Thailand                                        3,221               --                  200         3,021             2.48
Trinidad and Tobago                               113               --                   23            90             0.07
Tunisia                                         2,041               --                  615         1,426             1.17
Turkey                                          8,912            1,350                2,652         4,910             4.04

JUNE 30, 2002

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                        LOANS APPROVED      UNDISBURSED                       PERCENTAGE
                                                         BUT NOT YET         BALANCE OF          LOANS      OF TOTAL LOANS
BORROWER OR GUARANTOR                    TOTAL LOANS     EFFECTIVE(1)    EFFECTIVE LOANS(2)   OUTSTANDING    OUTSTANDING
--------------------------------------------------------------------------------------------------------------------------
Turkmenistan                                 $     64         $     --             $     32      $     32             0.03%
Ukraine                                         2,611               82                  265         2,264             1.86
Uruguay                                           720               42                  156           522             0.43
Uzbekistan                                        464               20                  177           267             0.22
Venezuela, Republica Bolivariana de               963               --                  199           764             0.63
Yugoslavia, Federal Republic of                 2,070               --                   --         2,070             1.70
Zambia                                             13               --                   --            13             0.01
Zimbabwe                                          417               --                    1           416             0.34
                                        -------------   --------------   ------------------   -----------   --------------
Subtotal(4)                                   157,772            6,634               29,719       121,419            99.86
Caribbean Development Bank(3)                       1               --                   --             1                *
International Finance Corporation                 169               --                   --           169             0.14
                                        -------------   --------------   ------------------   -----------   --------------
Total--June 30, 2002(4)                      $157,942         $  6,634             $ 29,719      $121,589           100.00%
                                        =============   ==============   ==================   ===========   ==============

Total--June 30, 2001                         $156,800         $  6,933             $ 31,001      $118,866
                                        =============   ==============   ==================   ===========

*  INDICATES AMOUNT LESS THAN $0.5 MILLION OR LESS THAN 0.005 PERCENT.

NOTES
1. LOANS TOTALING $3,705 MILLION ($5,475 MILLION-JUNE 30, 2001) HAVE BEEN APPROVED BY IBRD, BUT THE RELATED AGREEMENTS HAVE NOT BEEN SIGNED. LOAN AGREEMENTS EQUALLING $2,929 MILLION ($1,458 MILLION-JUNE 30, 2001) HAVE BEEN SIGNED, BUT THE LOANS DO NOT BECOME EFFECTIVE AND DISBURSEMENTS THEREUNDER DO NOT START UNTIL THE BORROWERS AND GUARANTORS, IF ANY, TAKE CERTAIN ACTIONS AND FURNISH CERTAIN DOCUMENTS TO IBRD.
2. OF THE UNDISBURSED BALANCE, IBRD HAS ENTERED INTO IRREVOCABLE COMMITMENTS TO DISBURSE $811 MILLION ($1,018 MILLION-JUNE 30, 2001).
3. THESE LOANS ARE FOR THE BENEFIT OF THE BAHAMAS, BARBADOS, GRENADA, GUYANA, JAMAICA, TRINIDAD AND TOBAGO, AND TERRITORIES OF THE UNITED KINGDOM (ASSOCIATED STATES AND DEPENDENCIES) IN THE CARIBBEAN REGION, THAT ARE SEVERALLY LIABLE AS GUARANTORS TO THE EXTENT OF SUBLOANS MADE IN THEIR TERRITORIES.
4. MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES SHOWN DUE TO ROUNDING.

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
JUNE 30, 2002

EXPRESSED IN MILLIONS OF U.S.DOLLARS
                                                                  SUBCRIPTIONS                                   VOTING POWER
                                      ----------------------------------------  --------------------------------------------------
                                                     PERCENTAGE                                 AMOUNTS        NUMBER   PERCENTAGE
                                                        OF           TOTAL        AMOUNTS       SUBJECT          OF         OF
MEMBER                                    SHARES       TOTAL        AMOUNTS       PAID IN(1)   TO CALL(1),(2)   VOTES      TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Afghanistan                                     300        0.02%  $       36.2  $        3.6  $         32.6       550        0.03%
Albania                                         830        0.05          100.1           3.6            96.5     1,080        0.07
Algeria                                       9,252        0.59        1,116.1          67.1         1,049.0     9,502        0.59
Angola                                        2,676        0.17          322.8          17.5           305.4     2,926        0.18
Antigua and Barbuda                             520        0.03           62.7           1.3            61.5       770        0.05
Argentina                                    17,911        1.14        2,160.7         132.2         2,028.4    18,161        1.12
Armenia                                       1,139        0.07          137.4           5.9           131.5     1,389        0.09
Australia                                    24,464        1.56        2,951.2         181.8         2,769.5    24,714        1.53
Austria                                      11,063        0.70        1,334.6          80.7         1,253.9    11,313        0.70
Azerbaijan                                    1,646        0.10          198.6           9.7           188.8     1,896        0.12
Bahamas, The                                  1,071        0.07          129.2           5.4           123.8     1,321        0.08
Bahrain                                       1,103        0.07          133.1           5.7           127.4     1,353        0.08
Bangladesh                                    4,854        0.31          585.6          33.9           551.6     5,104        0.32
Barbados                                        948        0.06          114.4           4.5           109.9     1,198        0.07
Belarus                                       3,323        0.21          400.9          22.3           378.5     3,573        0.22
Belgium                                      28,983        1.84        3,496.4         215.8         3,280.6    29,233        1.81
Belize                                          586        0.04           70.7           1.8            68.9       836        0.05
Benin                                           868        0.06          104.7           3.9           100.8     1,118        0.07
Bhutan                                          479        0.03           57.8           1.0            56.8       729        0.05
Bolivia                                       1,785        0.11          215.3          10.8           204.5     2,035        0.13
Bosnia and Herzegovina                          549        0.03           66.2           5.8            60.4       799        0.05
Botswana                                        615        0.04           74.2           2.0            72.2       865        0.05
Brazil                                       33,287        2.12        4,015.6         245.5         3,770.1    33,537        2.07
Brunei Darussalam                             2,373        0.15          286.3          15.2           271.1     2,623        0.16
Bulgaria                                      5,215        0.33          629.1          36.5           592.6     5,465        0.34
Burkina Faso                                    868        0.06          104.7           3.9           100.8     1,118        0.07
Burundi                                         716        0.05           86.4           3.0            83.4       966        0.06
Cambodia                                        214        0.01           25.8           2.6            23.2       464        0.03
Cameroon                                      1,527        0.10          184.2           9.0           175.2     1,777        0.11
Canada                                       44,795        2.85        5,403.8         334.9         5,068.9    45,045        2.79
Cape Verde                                      508        0.03           61.3           1.2            60.1       758        0.05
Central African Republic                        862        0.05          104.0           3.9           100.1     1,112        0.07
Chad                                            862        0.05          104.0           3.9           100.1     1,112        0.07
Chile                                         6,931        0.44          836.1          49.6           786.6     7,181        0.44
China                                        44,799        2.85        5,404.3         335.0         5,069.3    45,049        2.79
Colombia                                      6,352        0.40          766.3          45.2           721.1     6,602        0.41
Comoros                                         282        0.02           34.0           0.3            33.7       532        0.03
Congo, Democratic Republic of                 2,643        0.17          318.8          25.4           293.5     2,893        0.18
Congo, Republic of                              927        0.06          111.8           4.3           107.5     1,177        0.07
Costa Rica                                      233        0.01           28.1           1.9            26.2       483        0.03
Cote d'Ivoire                                 2,516        0.16          303.5          16.4           287.1     2,766        0.17
Croatia                                       2,293        0.15          276.6          17.3           259.3     2,543        0.16
Cyprus                                        1,461        0.09          176.2           8.4           167.9     1,711        0.11
Czech Republic                                6,308        0.40          761.0          45.9           715.0     6,558        0.41
Denmark                                      13,451        0.86        1,622.7          97.8         1,524.9    13,701        0.85
Djibouti                                        559        0.04           67.4           1.6            65.9       809        0.05
Dominica                                        504        0.03           60.8           1.1            59.7       754        0.05
Dominican Republic                            2,092        0.13          252.4          13.1           239.3     2,342        0.14
Ecuador                                       2,771        0.18          334.3          18.2           316.1     3,021        0.19
Egypt, Arab Republic of                       7,108        0.45          857.5          50.9           806.6     7,358        0.46

STATEMENT OF SUBSCRIPTIONS OF
CAPITAL STOCK AND VOTING POWER (CONTINUED)
JUNE 30, 2002

EXPRESSED IN MILLIONS OF U.S.DOLLARS
                                                                  SUBCRIPTIONS                                   VOTING POWER
                                      ----------------------------------------  --------------------------------------------------
                                                     PERCENTAGE                                 AMOUNTS        NUMBER   PERCENTAGE
                                                        OF           TOTAL        AMOUNTS       SUBJECT          OF         OF
MEMBER                                    SHARES       TOTAL        AMOUNTS       PAID IN     TO CALL(1),(2)   VOTES      TOTAL
------------------------------------  --------------------------------------------------------------------------------------------
El Salvador                                     141        0.01%  $       17.0  $        1.7  $         15.3       391        0.02%
Equatorial Guinea                               715        0.05           86.3           2.7            83.5       965        0.06
Eritrea                                         593        0.04           71.5           1.8            69.7       843        0.05
Estonia                                         923        0.06          111.3           4.3           107.1     1,173        0.07
Ethiopia                                        978        0.06          118.0           4.7           113.3     1,228        0.08
Fiji                                            987        0.06          119.1           4.8           114.3     1,237        0.08
Finland                                       8,560        0.54        1,032.6          61.9           970.8     8,810        0.54
France                                       69,397        4.42        8,371.7         520.4         7,851.3    69,647        4.31
Gabon                                           987        0.06          119.1           5.1           113.9     1,237        0.08
Gambia, The                                     543        0.03           65.5           1.5            64.0       793        0.05
Georgia                                       1,584        0.10          191.1           9.3           181.8     1,834        0.11
Germany                                      72,399        4.61        8,733.9         542.9         8,190.9    72,649        4.49
Ghana                                         1,525        0.10          184.0          12.7           171.2     1,775        0.11
Greece                                        1,684        0.11          203.1          14.1           189.1     1,934        0.12
Grenada                                         531        0.03           64.1           1.4            62.7       781        0.05
Guatemala                                     2,001        0.13          241.4          12.4           229.0     2,251        0.14
Guinea                                        1,292        0.08          155.9           7.1           148.8     1,542        0.10
Guinea-Bissau                                   540        0.03           65.1           1.4            63.7       790        0.05
Guyana                                        1,058        0.07          127.6           5.3           122.3     1,308        0.08
Haiti                                         1,067        0.07          128.7           5.4           123.3     1,317        0.08
Honduras                                        641        0.04           77.3           2.3            75.0       891        0.06
Hungary                                       8,050        0.51          971.1          58.0           913.1     8,300        0.51
Iceland                                       1,258        0.08          151.8           6.8           144.9     1,508        0.09
India                                        44,795        2.85        5,403.8         333.7         5,070.1    45,045        2.79
Indonesia                                    14,981        0.95        1,807.2         110.3         1,697.0    15,231        0.94
Iran, Islamic Republic of                    23,686        1.51        2,857.4         175.8         2,681.5    23,936        1.48
Iraq                                          2,808        0.18          338.7          27.1           311.6     3,058        0.19
Ireland                                       5,271        0.34          635.9          37.1           598.8     5,521        0.34
Israel                                        4,750        0.30          573.0          33.2           539.8     5,000        0.31
Italy                                        44,795        2.85        5,403.8         334.8         5,069.0    45,045        2.79
Jamaica                                       2,578        0.16          311.0          16.8           294.2     2,828        0.17
Japan                                       127,000        8.08       15,320.6         944.0        14,376.7   127,250        7.87
Jordan                                        1,388        0.09          167.4           7.8           159.6     1,638        0.10
Kazakhstan                                    2,985        0.19          360.1          19.8           340.3     3,235        0.20
Kenya                                         2,461        0.16          296.9          15.9           281.0     2,711        0.17
Kiribati                                        465        0.03           56.1           0.9            55.2       715        0.04
Korea, Republic of                           15,817        1.01        1,908.1         114.5         1,793.5    16,067        0.99
Kuwait                                       13,280        0.85        1,602.0          97.4         1,504.6    13,530        0.84
Kyrgyz Republic                               1,107        0.07          133.5           5.7           127.9     1,357        0.08
Lao People's Democratic Republic                178        0.01           21.5           1.5            20.0       428        0.03
Latvia                                        1,384        0.09          167.0           7.8           159.2     1,634        0.10
Lebanon                                         340        0.02           41.0           1.1            39.9       590        0.04
Lesotho                                         663        0.04           80.0           2.3            77.6       913        0.06
Liberia                                         463        0.03           55.9           2.6            53.3       713        0.04
Libya                                         7,840        0.50          945.8          57.0           888.8     8,090        0.50
Lithuania                                     1,507        0.10          181.8           8.7           173.1     1,757        0.11
Luxembourg                                    1,652        0.11          199.3           9.8           189.5     1,902        0.12
Macedonia, former Yugoslav Republic of          427        0.03           51.5           3.2            48.3       677        0.04
Madagascar                                    1,422        0.09          171.5           8.1           163.5     1,672        0.10
Malawi                                        1,094        0.07          132.0           5.6           126.4     1,344        0.08

                                                                  SUBCRIPTIONS                                   VOTING POWER
                                      ----------------------------------------  --------------------------------------------------
                                                     PERCENTAGE                                 AMOUNTS        NUMBER   PERCENTAGE
                                                        OF           TOTAL        AMOUNTS       SUBJECT          OF         OF
MEMBER                                    SHARES       TOTAL        AMOUNTS       PAID IN     TO CALL(1),(2)   VOTES      TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Malaysia                                      8,244        0.52%  $      994.5  $       59.5  $        935.0     8,494        0.53%
Maldives                                        469        0.03           56.6           0.9            55.7       719        0.04
Mali                                          1,162        0.07          140.2           6.1           134.1     1,412        0.09
Malta                                         1,074        0.07          129.6           5.4           124.1     1,324        0.08
Marshall Islands                                469        0.03           56.6           0.9            55.7       719        0.04
Mauritania                                      900        0.06          108.6           4.1           104.4     1,150        0.07
Mauritius                                     1,242        0.08          149.8           6.7           143.1     1,492        0.09
Mexico                                       18,804        1.20        2,268.4         139.0         2,129.4    19,054        1.18
Micronesia, Federated States of                 479        0.03           57.8           1.0            56.8       729        0.05
Moldova                                       1,368        0.09          165.0           7.6           157.4     1,618        0.10
Mongolia                                        466        0.03           56.2           2.3            53.9       716        0.04
Morocco                                       4,973        0.32          599.9          34.8           565.1     5,223        0.32
Mozambique                                      930        0.06          112.2           4.8           107.4     1,180        0.07
Myanmar                                       2,484        0.16          299.7          16.1           283.6     2,734        0.17
Namibia                                       1,523        0.10          183.7           8.8           174.9     1,773        0.11
Nepal                                           968        0.06          116.8           4.6           112.1     1,218        0.08
Netherlands                                  35,503        2.26        4,282.9         264.8         4,018.1    35,753        2.21
New Zealand                                   7,236        0.46          872.9          51.9           821.0     7,486        0.46
Nicaragua                                       608        0.04           73.3           2.1            71.3       858        0.05
Niger                                           852        0.05          102.8           3.8            99.0     1,102        0.07
Nigeria                                      12,655        0.81        1,526.6          92.7         1,433.9    12,905        0.80
Norway                                        9,982        0.64        1,204.2          72.6         1,131.6    10,232        0.63
Oman                                          1,561        0.10          188.3           9.1           179.2     1,811        0.11
Pakistan                                      9,339        0.59        1,126.6          67.8         1,058.9     9,589        0.59
Palau                                            16           *            1.9           0.2             1.8       266        0.02
Panama                                          385        0.02           46.4           3.2            43.2       635        0.04
Papua New Guinea                              1,294        0.08          156.1           7.1           149.0     1,544        0.10
Paraguay                                      1,229        0.08          148.3           6.6           141.6     1,479        0.09
Peru                                          5,331        0.34          643.1          37.5           605.6     5,581        0.35
Philippines                                   6,844        0.44          825.6          48.9           776.7     7,094        0.44
Poland                                       10,908        0.69        1,315.9          79.6         1,236.3    11,158        0.69
Portugal                                      5,460        0.35          658.7          38.5           620.2     5,710        0.35
Qatar                                         1,096        0.07          132.2           9.0           123.3     1,346        0.08
Romania                                       4,011        0.26          483.9          30.5           453.4     4,261        0.26
Russian Federation                           44,795        2.85        5,403.8         333.9         5,070.0    45,045        2.79
Rwanda                                        1,046        0.07          126.2           5.2           120.9     1,296        0.08
St. Kitts and Nevis                             275        0.02           33.2           0.3            32.9       525        0.03
St. Lucia                                       552        0.04           66.6           1.5            65.1       802        0.05
St. Vincent and the Grenadines                  278        0.02           33.5           0.3            33.2       528        0.03
Samoa                                           531        0.03           64.1           1.4            62.7       781        0.05
San Marino                                      595        0.04           71.8           2.5            69.3       845        0.05
Sao Tome and Principe                           495        0.03           59.7           1.1            58.6       745        0.05
Saudi Arabia                                 44,795        2.85        5,403.8         335.0         5,068.9    45,045        2.79
Senegal                                       2,072        0.13          250.0          13.0           237.0     2,322        0.14
Seychelles                                      263        0.02           31.7           0.2            31.6       513        0.03

STATEMENT OF SUBSCRIPTIONS OF
CAPITAL STOCK AND VOTING POWER (CONTINUED)
JUNE 30, 2002

EXPRESSED IN MILLIONS OF U.S.DOLLARS
                                                                  SUBCRIPTIONS                                   VOTING POWER
                                      ----------------------------------------  --------------------------------------------------
                                                     PERCENTAGE                                 AMOUNTS        NUMBER   PERCENTAGE
                                                        OF           TOTAL        AMOUNTS       SUBJECT          OF         OF
MEMBER                                    SHARES       TOTAL        AMOUNTS       PAID IN     TO CALL(1),(2)   VOTES      TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Sierra Leone                                    718        0.05%  $       86.6  $        3.0  $         83.6       968        0.06%
Singapore                                       320        0.02           38.6           3.9            34.7       570        0.04
Slovak Republic                               3,216        0.20          388.0          23.0           365.0     3,466        0.21
Slovenia                                      1,261        0.08          152.1           9.5           142.6     1,511        0.09
Solomon Islands                                 513        0.03           61.9           1.2            60.7       763        0.05
Somalia                                         552        0.04           66.6           3.3            63.3       802        0.05
South Africa                                 13,462        0.86        1,624.0          98.8         1,525.2    13,712        0.85
Spain                                        27,997        1.78        3,377.4         206.8         3,170.6    28,247        1.75
Sri Lanka                                     3,817        0.24          460.5          26.1           434.3     4,067        0.25
Sudan                                           850        0.05          102.5           7.2            95.3     1,100        0.07
Suriname                                        412        0.03           49.7           2.0            47.7       662        0.04
Swaziland                                       440        0.03           53.1           2.0            51.1       690        0.04
Sweden                                       14,974        0.95        1,806.4         110.2         1,696.2    15,224        0.94
Switzerland                                  26,606        1.69        3,209.6         197.2         3,012.4    26,856        1.66
Syrian Arab Republic                          2,202        0.14          265.6          14.0           251.7     2,452        0.15
Tajikistan                                    1,060        0.07          127.9           5.3           122.5     1,310        0.08
Tanzania                                      1,295        0.08          156.2          10.0           146.2     1,545        0.10
Thailand                                      6,349        0.40          765.9          45.2           720.7     6,599        0.41
Togo                                          1,105        0.07          133.3           5.7           127.6     1,355        0.08
Tonga                                           494        0.03           59.6           1.1            58.5       744        0.05
Trinidad and Tobago                           2,664        0.17          321.4          17.6           303.7     2,914        0.18
Tunisia                                         719        0.05           86.7           5.7            81.1       969        0.06
Turkey                                        8,328        0.53        1,004.6          59.8           944.8     8,578        0.53
Turkmenistan                                    526        0.03           63.5           2.9            60.5       776        0.05
Uganda                                          617        0.04           74.4           4.4            70.1       867        0.05
Ukraine                                      10,908        0.69        1,315.9          79.3         1,236.6    11,158        0.69
United Arab Emirates                          2,385        0.15          287.7          22.6           265.1     2,635        0.16
United Kingdom                               69,397        4.42        8,371.7         539.5         7,832.2    69,647        4.31
United States                               264,969       16.87       31,964.5       1,998.4        29,966.2   265,219       16.41
Uruguay                                       2,812        0.18          339.2          18.6           320.7     3,062        0.19
Uzbekistan                                    2,493        0.16          300.7          16.1           284.7     2,743        0.17
Vanuatu                                         586        0.04           70.7           1.8            68.9       836        0.05
Venezuela, Republica Bolivariana de          20,361        1.30        2,456.2         150.8         2,305.5    20,611        1.27
Vietnam                                         968        0.06          116.8           8.1           108.7     1,218        0.08
Yemen, Republic of                            2,212        0.14          266.8          14.0           252.8     2,462        0.15
Yugoslavia, Federal Republic of               1,597        0.10          192.7          16.9           175.7     1,847        0.11
Zambia                                        2,810        0.18          339.0          20.0           319.0     3,060        0.19
Zimbabwe                                      3,325        0.21          401.1          22.4           378.7     3,575        0.22
                                      -------------  ----------   ------------  ------------  -------------- ---------  ----------
Total-June 30, 20022                      1,570,895      100.00%  $    189,505    $   11,476      $  178,029 1,616,645       100.00%
                                      =============  ==========   ============  ============  ============== =========
Total-June 30, 2001                       1,570,895      100.00%  $    189,505    $   11,476      $  178,029 1,616,645

*  INDICATES AMOUNTS LESS THAN 0.005 PERCENT.

NOTES

1. SEE NOTES TO FINANCIAL STATEMENTS-NOTE A.
2. MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES SHOWN DUE TO ROUNDING.

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS
The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's main goal is to reduce poverty through promoting sustainable economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America and with International Accounting Standards. On August 8, 2002, the Executive Directors approved these financial statements for issue.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

ACCOUNTING FOR DERIVATIVES: IBRD has adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as International Accounting Standard (IAS) 39, "Financial Instruments: Recognition and Measurement". These standards are collectively referred to as FAS 133 in this document. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value.

IBRD uses derivative instruments in its investments and borrowings portfolios and for asset/liability management purposes. In applying FAS 133 for purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. While the derivatives in the borrowings portfolio require an adjustment under FAS 133, as do the Other Asset/Liability swaps, no adjustment is required to the investments portfolio since those derivative instruments are already recorded at fair value as part of the trading portfolio. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments--Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting income. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the SRP.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133 from prior years. At June 30, 2002, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for fiscal year 2001, and the unrealized gains or losses on certain derivative instruments, as defined by FAS 133, for fiscal year 2001.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fees amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

In addition, during fiscal year 2001, the Executive Directors approved a financial assistance package for the Federal Republic of Yugoslavia (FRY) in connection with its succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY) in IBRD. One component of that package was a plan for the clearance of arrears under all loans to the former SFRY for which the FRY had accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears were consolidated into six new consolidated loans.

IBRD's treatment of FRY is based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or addition to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

CASH AND CASH EQUIVALENTS: IBRD considers unrestricted cash, as well as financial instruments held in the investment portfolio as elements of liquidity in the Statement of Cash Flows, since they are readily convertible to known amounts of cash within ninety days.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. At June 30, 2002 and June 30, 2001, all investment securities were held in a Trading portfolio. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at fair value. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL RECEIVED: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in

Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to take advantage of cost saving opportunities across capital markets to mitigate risks as well as lower its funding costs. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Prior to the adoption of FAS 133 on July 1, 2000, all derivatives were recorded on an historical cost basis using synthetic accounting; upon termination, the change in the derivative's market value was recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing was prepaid, the change in the associated derivative's market value was recognized immediately as an adjustment to the cost of the underlying borrowing instrument. However, upon adoption of FAS 133, these derivatives are carried at fair value.

VALUATION OF FINANCIAL INSTRUMENTS: Derivative financial instruments and investment securities are recorded in IBRD's financial statements at fair value. Disclosures related to the fair value of these, and other financial instruments are included in Note N. Fair value is based on market quotations when possible. Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates. All the financial models used for valuing IBRD's financial instruments are subject to both internal and periodic external verification and review by qualified personnel. These models use market sourced inputs such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

ACCOUNTING AND REPORTING DEVELOPMENTS: In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS No. 145). SFAS No. 145 requires gains and losses from extinguishments of debt to be classified as extraordinary items only if they meet the criteria for such classification in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB No. 30). These provisions are effective January 1, 2003. Adoption of this standard will not have a significant impact on IBRD's financial statements.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
MEMBERSHIP

CAPITAL STOCK: At June 30, 2002 and June 30, 2001, IBRD's capital comprised 1,581,724 authorized shares, of which 1,570,895 shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,476 million ($11,476 million--June 30, 2001) has been paid in, and the remaining $178,029 million ($178,029 million--June 30, 2001) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

CURRENCIES SUBJECT TO RESTRICTIONS: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE: Of the total amount of $641 million ($912 million--June 30, 2001) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $195 million ($198 million--June 30, 2001) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $446 million ($714 million--June 30, 2001) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

MEMBERSHIP: On July 23, 2002, East Timor became a member of IBRD On that date, East Timor subscribed for 517 shares with a par value of $62.4 million, of which $1.9 million was paid in and $60.5 million was subject to call. As this occurred subsequent to June 30, 2002, this transaction is not reflected in the balance sheet at that date.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures and options contracts. Futures contracts generally entail daily settlement of the net cash margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2002, IBRD had received $1,833 million ($319 million--June 30,
2001) of securities under resale agreements.

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 2002 and June 30, 2001 is as follows:

  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
                                                        EURO              JAPANESE YEN          U.S. DOLLARS
                                                  ------------------   -------------------   -------------------
                                                   2002       2001       2002       2001       2002       2001
                                                  -------   --------   --------   --------   --------   --------
TRADING:
  Government and agency obligations:
    Carrying value                                  5,835      5,359      1,223      2,221      1,901      1,118
    Average balance during fiscal year              5,397      4,355      1,641      2,935      1,544      1,200
    Net gains (losses) for the fiscal year            (10)         8        (29)         5          9          9
    Average yield(%)                                 4.22       4.75       0.21       0.24       3.63       4.83
    Average maturity (years)                         2.79       2.94       2.87       3.27       2.86       3.80
  Time deposits:
    Carrying value                                  1,669        848        664        188      6,662      9,014
    Average balance during fiscal year                970      1,705        440        311      9,305      8,495
    Average yield(%)                                 3.40       4.62       0.02       0.08       1.90       4.14
    Average maturity (years)                         0.09       0.09       0.13       0.02       0.09       0.08
  Asset-backed securities:
    Carrying value                                     --         --         --         --      5,100      4,413
    Average balance during fiscal year                 --         --         --         --      4,886      4,494
    Net gains (losses) for the fiscal year             --         --         --         --          1         22
    Average yield(%)                                   --         --         --         --       2.51       4.92
    Average maturity (years)                           --         --         --         --      11.88       8.37
  Options, futures and forwards:
    Carrying value                                     --         --         --         --          1          6
    Average balance during fiscal year                 --        (*)          *          *          1          2
    Net gains (losses) for the fiscal year             --         --         --         --         14        (*)
TOTAL TRADING INVESTMENTS**
  Carrying value                                    7,504      6,207      1,887      2,409     13,664     14,551
  Average balance during
    fiscal year                                     6,367      6,060      2,081      3,246     15,736     14,191
  Net gains (losses) for the
    fiscal year                                       (10)         8        (29)         5         24         31
----------------------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS & securities loans:
  Carrying value                                       --         --         --         --         --       (207)
  Average balance during                               --         --         --         --         --         --
    fiscal year                                        --         --         --         --       (147)      (108)
  Average cost(%)                                      --         --         --         --         --       4.13
  Average maturity (years)                             --         --         --         --         --       0.01
----------------------------------------------------------------------------------------------------------------
RESALE AGREEMENTS:
  Carrying value                                       --         --         --         --      1,820        322
  Average balance during
    fiscal year                                        --         --         --         --      1,062        506
  Average yield(%)                                     --         --         --         --       1.93       4.34
  Average maturity (years)                             --         --         --         --       0.01       0.01
----------------------------------------------------------------------------------------------------------------

                                                       OTHER                   ALL
                                                     CURRENCIES            CURRENCIES
                                                  -------------------  --------------------
                                                    2002       2001      2002       2001
                                                  --------   --------  ---------  ---------
TRADING:
  Government and agency obligations:
    Carrying value                                      --         21      8,959      8,719
    Average balance during fiscal year                   5         19      8,587      8,509
    Net gains (losses) for the fiscal year               *          *        (30)        22
    Average yield(%)                                    --       5.09       3.55       3.59
    Average maturity (years)                            --       0.29       2.82       3.13
  Time deposits:
    Carrying value                                   1,201        980     10,196     11,030
    Average balance during fiscal year                 578      1,064     11,293     11,575
    Average yield(%)                                  3.57       4.99       2.22       4.18
    Average maturity (years)                          0.05       0.04       0.09       0.07
  Asset-backed securities:
    Carrying value                                      --         --      5,100      4,413
    Average balance during fiscal year                  --         --      4,886      4,494
    Net gains (losses) for the fiscal year              --         --          1         22
    Average yield(%)                                    --         --       2.51       4.92
    Average maturity (years)                            --         --      11.88       8.37
  Options, futures and forwards:
    Carrying value                                      --         --          1          6
    Average balance during fiscal year                  --         --          1          2
    Net gains (losses) for the fiscal year              --         --         14        (*)
TOTAL TRADING INVESTMENTS**
  Carrying value                                     1,201      1,001     24,256     24,168
  Average balance during
    fiscal year                                        583      1,083     24,767     24,580
  Net gains (losses) for the
    fiscal year                                          *          *        (15)        44
-------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS & securities loans:
  Carrying value                                        --         --         --       (207)
  Average balance during
    fiscal year                                         --         --       (147)      (108)
  Average cost(%)                                       --         --         --       4.13
  Average maturity (years)                              --         --         --       0.01
-------------------------------------------------------------------------------------------
RESALE AGREEMENTS:
  Carrying value                                        --         --      1,820        322
  Average balance during
    fiscal year                                         --         --      1,062        506
  Average yield(%)                                      --         --       1.93       4.34
  Average maturity (years)                              --         --       0.01       0.01
-------------------------------------------------------------------------------------------

  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
                                                        EURO              JAPANESE YEN          U.S. DOLLARS
                                                  ------------------   -------------------   -------------------
                                                   2002       2001       2002       2001       2002       2001
                                                  -------   --------   --------   --------   --------   --------
SHORT SALES(b):
  Carrying value                                       --         --         --         --       (102)       (63)
  Average balance during
    fiscal year                                        --         --         --         --         (8)      (214)
----------------------------------------------------------------------------------------------------------------
CURRENCY SWAPS RECEIVABLE(c):
  Carrying value                                       --         --         --         --      2,497      1,354
  Average balance during
    fiscal year                                        --         --         --         --      1,346      2,248
  Average yield(%)                                     --         --         --         --       1.86       4.36
  Average maturity (years)                             --         --         --         --       0.10       0.08
----------------------------------------------------------------------------------------------------------------
CURRENCY SWAPS PAYABLE(c):
  Carrying value                                   (1,260)      (683)      (518)       (40)        --         --
  Average balance during
    fiscal year                                      (700)    (1,465)      (274)       (90)       (*)        (14)
  Average cost(%)                                    3.39       4.60       0.02       0.06         --         --
  Average maturity (years)                           0.11       0.11       0.15       0.07         --         --
----------------------------------------------------------------------------------------------------------------
CROSS-CURRENCY INTEREST RATE SWAPS RECEIVABLE:(c)
  Carrying value                                       --         --        528        892      6,907      8,797
  Average balance during
    fiscal year                                        --         --        577        537      7,684      7,729
  Net gains (losses) for the
    fiscal year(a)                                     --         --         21         (7)        (6)        20
  Average yield(%)                                     --         --       0.60       0.07       2.04       4.30
  Average maturity (years)                             --         --       6.49       0.31       3.06       2.23
----------------------------------------------------------------------------------------------------------------
CROSS-CURRENCY INTEREST RATE SWAPS PAYABLE:(c)
  Carrying value                                   (5,842)    (5,365)    (1,752)    (3,116)      (512)      (952)
  Average balance during
    fiscal year                                    (5,402)    (4,359)    (2,222)    (3,443)      (609)      (536)
  Net gains (losses) for the
    fiscal year(a)                                      10       (14)         9         (1)        (3)        (2)
  Average cost(%)                                    4.22       4.72       0.30       0.14       1.99       3.88
  Average maturity (years)                           2.80       2.95       3.96       1.49       6.49       0.31
----------------------------------------------------------------------------------------------------------------
NET INTEREST RATE SWAPS:(c)
  Carrying value                                       --         --         --         --        (49)       (17)
  Average balance during                               --         --         --         --
    fiscal year                                        --         --         --         --        (12)        (7)
  Net gains (losses) for the
    fiscal year(a)                                     --         --         --         --        (25)         1
  Average cost(%)                                      --         --         --         --          *       0.05
  Average maturity (years)                             --         --         --         --       0.91       0.90
----------------------------------------------------------------------------------------------------------------
  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
                                                         OTHER                   ALL
                                                       CURRENCIES            CURRENCIES
                                                  -------------------  --------------------
                                                    2002       2001      2002       2001
                                                  --------   --------  ---------  ---------
SHORT SALES:
  Carrying value                                        --         --       (102)       (63)
  Average balance during
    fiscal year                                         --         --         (8)      (214)
-------------------------------------------------------------------------------------------
CURRENCY SWAPS RECEIVABLE:
  Carrying value                                        --         --      2,497      1,354
  Average balance during
    fiscal year                                          *         14      1,346      2,262
  Average yield(%)                                      --         --       1.86       4.36
  Average maturity (years)                              --         --       0.10       0.08
-------------------------------------------------------------------------------------------
CURRENCY SWAPS PAYABLE(c):
  Carrying value                                      (886)      (600)    (2,664)    (1,323)
  Average balance during
    fiscal year                                       (334)      (665)    (1,308)    (2,234)
  Average cost(%)                                     3.76       5.18       2.86       4.72
  Average maturity (years)                            0.06       0.06       0.10       0.08
-------------------------------------------------------------------------------------------
CROSS-CURRENCY INTEREST RATE SWAPS RECEIVABLE:(c)
  Carrying value                                        --         --      7,435      9,689
  Average balance during
    fiscal year                                         --         --      8,261      8,266
  Net gains (losses) for the
    fiscal year(a)                                      --         --         15         13
  Average yield(%)                                      --         --       1.94       3.91
  Average maturity (years)                              --         --       3.30       2.05
-------------------------------------------------------------------------------------------
CROSS-CURRENCY INTEREST RATE SWAPS PAYABLE:(c)
  Carrying value                                        --        (18)    (8,106)    (9,451)
  Average balance during
    fiscal year                                        (*)        (19)    (8,233)    (8,357)
  Net gains (losses) for the
    fiscal year(a)                                     (*)        (*)         16        (17)
  Average cost(%)                                       --       5.06       3.23       3.11
  Average maturity (years)                              --       0.29       3.28       2.19
-------------------------------------------------------------------------------------------
NET INTEREST RATE SWAPS:(c)
  Carrying value                                        --         --        (49)       (17)
  Average balance during
    fiscal year                                         --         --        (12)        (7)
  Net gains (losses) for the
    fiscal year(a)                                      --         --        (25)         1
  Average cost(%)                                       --         --          *       0.05
  Average maturity (years)                              --         --       0.91       0.90
-------------------------------------------------------------------------------------------

(a). INCLUDED IN NET GAINS (LOSSES) ON THE TRADING PORTFOLIO IN THE INCOME INDIVIDUAL FIGURES DUE TO ROUNDING. STATEMENT,
(b). INCLUDED IN AMOUNTS PAYABLE FOR INVESTMENT SECURITIES PURCHASED ON THE BALANCE SHEET,
(c). INCLUDED IN CURRENCY AND INTERST RATE SWAPS -- INVESTMENTS ON THE BALANCE SHEET.
(*)  LESS THAN $0.5 MILLION, 0.005 PERCENT, OR 0.05 YEARS.
(**) MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES DUE TO ROUNDING.

NOTE C-LOANS, COFINANCING AND GUARANTEES
IBRD's loan portfolio includes multicurrency loans, single currency pool loans, single currency loans and fixed spread loans. Single currency loans include fixed-rate and variable-spread loans, as well as certain loans with non-standard terms. At June 30, 2002 only variable spread loans, fixed spread loans, and special structural and sector adjustment loans were available for new commitments.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2002, IBRD continued to offer waivers of a portion of interest owed by all eligible borrowers. For the fiscal year ended June 30, 2002, the effect of this waiver was to reduce Net Income by $102 million, ($139 million--June 30, 2001, $59 million--June 30, 2000). In addition, IBRD continued to waive a portion of the commitment charge on all eligible undisbursed balances on loans to all borrowers. For the fiscal year ended June 30, 2002, the effect of this waiver was to reduce net income by $156 million ($169 million--June 30, 2001, $207 million--June 30, 2000).

A summary of IBRD's outstanding loans by currency and product at June 30, 2002 and June 30, 2001 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
                                                                                     2002
                                                   --------------------------------------------------------------------
                                                          EURO               JAPANESE YEN             U.S. DOLLARS
                                                   --------------------------------------------------------------------
                                                    FIXED      ADJUST.     FIXED      ADJUST.      FIXED       ADJUST.
                                                   --------------------------------------------------------------------
Multicurrency loans(a),(b)
  Amount                                           $    120   $   8,586   $     82   $   9,022   $      197     $ 8,785
  Weighted average rate(%)(c)                          8.17        5.03       7.84        5.03         7.77        5.03
Single currency pools
  Amount                                           $     --   $   2,835   $     --   $      40   $        1     $22,710
  Weighted average rate(%)(c)                            --        6.65         --        1.72        11.60        8.32
  Average Maturity (years)                               --        3.72         --        2.86         0.47        3.86
Single currency loans(d)
  Amount                                           $    623   $   2,045   $     --   $     139   $   15,250     $42,350
  Weighted average rate(%)(c)                          5.47        3.82         --        0.28         6.64        2.86
  Average Maturity (years)                             4.33        6.40         --        6.48         4.26        5.70
Fixed-spread loans
  Amount                                           $  1,903   $     990   $     --   $       1   $      565     $ 3,558
  Weighted average rate(%)(c)                          5.72        4.10         --        0.59         6.64        2.63
  Average maturity (years)                            14.74       14.44         --       13.34         9.56        8.34
Total Loans
                                                   --------------------------------------------------------------------
  Amount                                           $  2,646   $  14,456        $82   $   9,202   $   16,013     $77,403
  Weighted average rate(%)(c)                          5.77        5.12       7.84        4.95         6.65        4.70

Total loans
  Less accumulated provision for loan losses and deferred loan income

Net loans outstanding

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
                                                                            2002
                                                   -------------------------------------------------------
                                                         OTHERS                    LOANS OUTSTANDING
                                                   -------------------------------------------------------
                                                    FIXED      ADJUST.     FIXED      ADJUST.       TOTAL
                                                   -------------------------------------------------------
Multicurrency loans(a),(b)
  Amount                                             $ 102     $ 1,683   $     501   $ 28,076     $ 28,577
  Weighted average rate(%)(c)                         7.66        5.03        7.85       5.03         5.08
Single currency pools
  Amount                                             $  --     $    --   $       1   $ 25,585     $ 25,586
  Weighted average rate(%)(c)                           --          --       11.60       8.12         8.12
  Average Maturity (years)                              --          --        0.47       3.84         3.84
Single currency loansd
  Amount                                             $  --     $     2   $  15,873   $ 44,536     $ 60,409
  Weighted average rate(%)(c)                           --        1.71        6.59       2.90         3.87
  Average Maturity (years)                              --        3.97        4.26       5.73         5.35
Fixed-spread loans
  Amount                                             $  --     $    --   $   2,468   $  4,549     $  7,017
  Weighted average rate(%)(c)                           --          --        5.93       2.95         4.00
  Average maturity (years)                              --          --       13.55       9.67        11.04
Total Loans
                                                   -------------------------------------------------------
  Amount                                             $ 102     $ 1,685   $  18,843   $102,746     $121,589
  Weighted average rate(%)(c)                         7.66        5.03        6.54       4.79         5.06
                                                                                                ----------
Total loans                                                                                       $121,589
  Less accumulated provision for loan losses and
    deferred loan income                                                                             5,514
                                                                                                ----------
Net loans outstanding                                                                             $116,075
                                                                                                ==========

     Note: For footnotes see following page.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
                                                                2001
                                --------------------------------------------------------------------------
                                         EURO                JAPANESE YEN               U.S. DOLLARS
                                -------------------------   ------------------   -------------------------
                                  FIXED         ADJUST.    FIXED      ADJUST.       FIXED         ADJUST.
                                -----------   -----------  -----   -----------   -----------   -----------
MULTICURRENCY LOANS(a),(b)
   Amount                       $       261   $     8,417  $ 206   $     9,865   $       351   $    10,447
   Weighted average rate(%)(c)         8.15          5.04   8.09          5.04          8.39          5.13
SINGLE CURRENCY POOLS
   Amount                       $         3   $     2,997  $  --   $        47   $        26   $    27,448
   Weighted average rate(%)(c)        10.93          7.26     --          3.94         11.37          8.76
   Average Maturity (years)            0.47          4.02     --          3.25          0.45          4.26
SINGLE CURRENCY LOANS(d)
   Amount                       $       522   $     1,468  $  --   $       137   $    14,467   $    37,308
   Weighted average rate(%)(c)         5.48          4.79     --          0.31          6.74          5.55
   Average Maturity (years)            4.87          6.68     --          7.09          4.82          6.02
FIXED-SPREAD LOANS
   Amount                       $       265   $        64  $  --   $        --   $       215   $     2,656
   Weighted average rate(%)(c)         6.29          5.04     --            --          6.92          4.61
   Average maturity (years)            9.67          9.54     --            --          9.95          8.98
                                --------------------------------------------------------------------------
TOTAL LOANS
   Amount                       $     1,051   $    12,946  $ 206   $    10,049   $    15,059   $    77,859
   Weighted average rate(%)(c)         6.36          5.52   8.09          4.97          6.79          6.59

TOTAL LOANS
  Less accumulated provision for
     loan losses and deferred
     loan income

Net loans outstanding

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
                                                             2001
                                -------------------------------------------------------------------
                                         OTHERS                        LOANS OUTSTANDING
                                -------------------------   ---------------------------------------
                                   FIXED        ADJUST.        FIXED        ADJUST.        TOTAL
                                -----------   -----------   -----------   -----------   -----------
MULTICURRENCY LOANS(a),(b)
   Amount                       $       160   $     1,534   $       978   $    30,263   $    31,241
   Weighted average rate(%)(c)         7.84          5.04          8.17          5.07          5.17
SINGLE CURRENCY POOLS
   Amount                       $        --   $        --   $        29   $    30,492   $    30,521
   Weighted average rate(%)(c)           --            --         11.33          8.61          8.61
   Average Maturity (years)              --            --          0.45          4.24          4.23
SINGLE CURRENCY LOANS(d)
   Amount                       $        --   $         2   $    14,989   $    38,915   $    53,904
   Weighted average rate(%)(c)           --          3.38          6.69          5.50          5.83
   Average Maturity (years)              --          4.47          4.82          6.05          5.70
FIXED-SPREAD LOANS
   Amount                       $        --   $        --   $       480   $     2,720   $     3,200
   Weighted average rate(%)(c)           --            --          6.57          4.62          4.91
   Average maturity (years)              --            --          9.79          8.99          9.11
                                -------------------------------------------------------------------
TOTAL LOANS
   Amount                       $       160   $     1,536   $    16,476   $   102,390   $   118,866
   Weighted average rate(%)(c)         7.84          5.04          6.79          6.27          6.35
                                                                                        -----------
TOTAL LOANS                                                                             $   118,866
  Less accumulated provision for
     loan losses and deferred
      loan income                                                                             4,459
                                                                                        -----------
Net loans outstanding                                                                   $   114,407
                                                                                        ===========

----------
a. INCLUDES LOANS ISSUED PRIOR TO 1980, AND LOANS TO IFC, IN ADDITION TO MULTICURRENCY POOL LOANS. FOR FISCAL YEAR 2001, THIS ALSO INCLUDES CO-FINANCING LOANS.

b. AVERAGE MATURITY - MULTICURRENCY IBRD MAINTAINS A TARGETED CURRENCY COMPARISON IN ITS MULTICURRENCY LOANS. THE PRESENT TARGET RATE IS ONE U.S. DOLLAR FOR EVERY 125 JAPANESE YEN AND ONE EURO. THESE THREE MAJOR CURRENCIES COMPRISE AT LEAST 90% OF THE MULTICURRENCY LOANS' U.S. DOLLAR EQUIVALENT VALUE, WITH THE REMAINDER IN OTHER CURRENCIES. THE COMPOSITION OF THE MULTICURRENCIES LOANS IS AFFECTED BY THE SELECTION OF CURRENCIES FOR DISBURSEMENTS ON THOSE LOANS AND BY THE CURRENCIES SELECTED FOR THE BILLING OF THE PRINCIPLE REPAYMENTS. ALONG WITH THE SELECTIONS OF DISBURSEMENTS CURRENCIES, IBRD MANAGES THE SELECTION OF REPAYMENT CURRENCIES TO MAINTAIN THE ALIGNMENT OF THE MULTICURRENCY LOANS' COMPARISON WITH THE TARGET RATIO. THE SELECTION OF CURRENCIES FOR REPAYMENT BILLING BY IBRD PRECLUDES THE DETERMINATION OF AVERAGE MATURITY INFORMATION FOR MULTICURRENCY LOANS BY INDIVIDUAL CURRENCY. ACCORDINGLY, IBRD ONLY DISCLOSES THE MATURITY PERIODS FOR ITS MULTICURRENCY LOANS ON A COMBINED U. S. DOLLARS EQUIVALENT BASIS.

c.  EXCLUDES EFFECTS OF ANY WAIVERS OF LOAN INTEREST.

d.  INCLUDES FIXED-RATE, VARIABLE-SPREAD AND NON-STANDARD LOANS.

The maturity structure of IBRD's loans at June 30, 2002 and June 30, 2001 is as follows:

IN MILLIONS

                                                                       2002
                           ------------------------------------------------------------------------------------------
                           JULY 1, 2002 THROUGH   JULY 1, 2003 THROUGH   JULY 1, 2007 THROUGH
PRODUCT/RATE TYPE              JUNE 30, 2007           JUNE 30, 2003          JUNE 30, 2012      THEREAFTER     TOTAL
                           ------------------------------------------------------------------------------------------
Multicurrency loans
   Fixed                               $    311             $      177           $         13    $      --   $    501
   Adjustable                             3,897                 13,574                  9,153        1,452     28,076

Single currency pools
   Fixed                                      1                     --                     --           --          1
   Adjustable                             4,168                 13,528                  7,075          814     25,585

Single currency loans(a)
   Fixed                                  1,433                  8,517                  5,784          139     15,873
   Adjustable                             3,662                 18,118                 15,823        6,933     44,536

Fixed-spread loans
   Fixed                                     --                    193                    742        1,533      2,468
   Adjustable                                --                    297                  2,836        1,416      4,549
                                       --------             ----------           ------------   ----------   --------
All Loans
   Fixed                                  1,745                  8,887                  6,539        1,672     18,843
   Adjustable                            11,727                 45,517                 34,887       10,615    102,746
                                       --------             ----------           ------------   ----------   --------
Total loans outstanding                $ 13,472             $   54,404           $     41,426   $   12,287   $121,589
                                       ========             ==========           ============   ==========   ========

IN MILLIONS

                                                                       2001
                           ------------------------------------------------------------------------------------------
                           JULY 1, 2002 THROUGH   JULY 1, 2003 THROUGH   JULY 1, 2007 THROUGH
PRODUCT/RATE TYPE             JUNE 30, 2007           JUNE 30, 2003          JUNE 30, 2012      THEREAFTER     TOTAL
                           ------------------------------------------------------------------------------------------
Multicurrency loans
   Fixed                               $    690             $      256           $         32      $    --   $    978
   Adjustable                             4,306                 13,531                 10,315        2,111     30,263

Single currency pools
   Fixed                                     28                      1                     --           --         29
   Adjustable                             4,511                 14,844                  9,592        1,545     30,492

Single currency loans(a)
   Fixed                                    788                  7,469                  6,374          358     14,989
   Adjustable                             1,664                 16,226                 14,478        6,547     38,915

Fixed-spread loans
   Fixed                                     --                     43                    232          205        480
   Adjustable                                --                     49                  1,913          758      2,720
                                       --------             ----------           ------------     --------   --------

All Loans
   Fixed                                  1,506                  7,769                  6,638          563     16,476
   Adjustable                            10,481                 44,650                 36,298       10,961    102,390
                                       --------             ----------           ------------     --------   --------
Total loans outstanding                $ 11,987             $   52,419           $     42,936     $ 11,524   $118,866
                                       ========             ==========           ============     ========   ========

----------
a. INCLUDES FIXED-RATE, VARIABLE SPREAD AND NON-STANDARD LOANS.

COFINANCING AND GUARANTEES
IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances. At June 30, 2002, IBRD did not have any direct participation in syndicated loans.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantees of loan principal and interest of $1,584 million at June 30, 2002 ($1,605 million - June 30, 2001) were not included in reported loan balances. These amounts represent the maximum potential risk if the payments guaranteed for these entities are not made. At June 30, 2002, $473 million of these guarantees were subject to call ($484 million -- June 30, 2001). As of June 30, 2002, no guarantees provided by IBRD have been called.

OVERDUE AMOUNTS
At June 30, 2002, in addition to those loans referred to in the following paragraph, total principal, interest, and charges of less than $1 million was overdue by more than three months. At June 30, 2002, the aggregate principal amounts outstanding on all loans to any borrower, other than those referred to in the following paragraph, with any loans overdue by more than three months, was $2 million.

At June 30, 2002, the loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,755 million ($2,832 million--June 30, 2001), of which principal of $336 million ($1,331 million--June 30, 2001) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $313 million ($1,087 million--June 30, 2001). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 2002, would have been higher by $34 million ($80 million--June 30, 2001, $52 million--June 30, 2000).

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
                                                               2002
                                           ----------------------------------------------
                                            PRINCIPAL     PRINCIPAL AND      NONACCRUAL
BORROWER                                   OUTSTANDING   CHARGES OVERDUE       SINCE
-----------------------------------------  -----------   ---------------   --------------
WITH OVERDUES
  Congo, Democratic Republic of                 $   81             $ 132    November 1993
  Iraq                                              40                76    December 1990
  Liberia                                          134               318    June 1987
  Syrian Arab Republic                              14                 6(a) February 1987
  Zimbabwe                                          16               117    October 2000
                                           -----------   ---------------
  Total                                            685               649
WITHOUT OVERDUES
  Yugoslavia, Federal Republic of                2,070                --    September 1992
                                           -----------   ---------------
TOTAL                                           $2,755             $ 649
                                           ===========   ===============

a. Represents interest and charges overdue.

During fiscal year 1998, the Syrian Arab Republic (Syria) and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

On July 1, 2002, Syria made its final payment under this agreement, clearing all of its overdue interest and charges with IBRD, and all IBRD loans to, or guaranteed by Syria, were restored to accrual status. As a result, income for the fiscal year ended June 30, 2003 will increase by $6 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. This is in accordance with IBRD's policy of recognizing income on a cash basis when a country is in nonaccrual status. This event was considered in determining the adequacy of the provision for loan losses at June 30, 2002.

In June 1996, the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income. The net exposure to Bosnia and Herzegovina did not change as a result of this event.

In December 2001, Bosnia and Herzegovina commenced making principal repayments on these consolidation loans. In addition, during fiscal year 2002, IBRD began amortizing the related deferred loan income over the remaining lives of these loans.

As of June 30, 2002, all IBRD loans outstanding to Bosnia and Herzegovina were restored to accrual status following management's determination that a suitable period of payment performance had passed subsequent to the time of arrears clearance. During the fiscal year ended June 30, 2002, income increased by $8 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On January 8, 2002, the accumulated arrears on loans to FRY were cleared through six new consolidation loans extended by IBRD. These new loans consolidated all overdue interest and charges with FRY's then outstanding loans. This resulted in an increase in loans outstanding of $799 million and the deferral of the recognition of the related interest income. The net exposure to FRY has not changed as a result of this event. All of these consolidation loans are fixed-spread single currency loans, denominated in euro, and carry the current interest rate terms for this product, which, at the time of consolidation, was LIBOR plus a 55 basis point spread. They have a final maturity of thirty years, which includes a three-year grace period. The previous loans had final maturities ranging from January 1, 1992 to March 15, 2005 and a combined weighted-average interest rate of 5.5%.

During the fiscal year ended June 30, 2002, Cote d'Ivoire and the Republic of Congo cleared all of their overdue service payments to IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. These arrears clearances of $25 million for Cote d'Ivoire and $34 million for the Republic of Congo were accomplished using bridge financing provided by an international financial institution. On the same day that arrears were cleared, IDA disbursed development credits to the respective country in support of economic reform and poverty reduction programs. Some or all of the proceeds of these development credits were used to repay the bridge financing. The development credits were funded by IDA resources other than transfers from IBRD. As a result of these events, income for the fiscal year ended June 30, 2002 increased by $40 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On July 3, 2002, the Democratic Republic of Congo cleared all of its overdue service payments to IBRD, and all IBRD loans to, or guaranteed by, the Democratic Republic of Congo were restored to accrual status. This arrears clearance of $131 million was accomplished using bridge financing provided by an international financial institution. On the same day, IDA disbursed a development credit to the Democratic Republic of Congo in support of economic reform and poverty reduction programs. Part of the proceeds of this credit was used to repay the bridge financing. The development credit was funded by IDA resources other than transfers from IBRD. As a result of this event, income for the fiscal year ended June 30, 2003 will be increased by $51 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. This is in accordance with IBRD's policy of recognizing income on a cash basis when a country is in nonaccrual status. This event was considered in determining the adequacy of the provision for loan losses at June 30, 2002.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 2002, was $2,897 million ($2,424 million-June 30, 2001, $2,057 million-June 30, 2000).

During the fiscal year ended June 30, 2001, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES
IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan portfolio, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $4,078 million at June 30, 2002 ($3,959 million--June 30, 2001), $655 million is attributable to the nonaccruing loan portfolio ($1,090 million--June 30, 2001).

Changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000 are summarized below:

IN MILLIONS

                                                2002       2001     2000
                                               -------   -------   -------
Balance, beginning of the fiscal year          $ 3,959   $ 3,400   $ 3,560
Provision for loan losses                          (15)      676      (166)
Translation adjustment                             134      (117)        6
                                               -------   -------   -------
Balance, end of the fiscal year                $ 4,078   $ 3,959   $ 3,400
                                               =======   =======   =======

In fiscal year 2002, provisioning requirements were reduced by $15 million, as arrears clearances from borrowers in the nonaccrual portfolio offset a further deterioration of the credit quality of the accrual portfolio. In contrast, loans to two borrowers were placed into nonaccrual status in fiscal year 2001.

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPCs), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has not entered into any commitments to provide debt relief under this initiative. However, IDA is expected under the HIPC debt initiative, to extend new credits to certain IDA-eligible countries no longer able to borrow on IBRD terms, but with outstanding IBRD debt. These credits will be funded by IDA resources other than transfers from IBRD. In determining the adequacy of the Accumulated Provision for Loan Losses, IBRD has taken the situation of these countries into account.

FIFTH DIMENSION PROGRAM
Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA development credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental development credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental development credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 2002, IDA had approved development credits of $1,706 million ($1,679 million--June 30, 2001) under this program from inception, of which $1,690 million ($1,651 million--June 30, 2001) had been disbursed to the eligible countries.

NOTE D--BORROWINGS
Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

A summary of IBRD's borrowings portfolio at June 30, 2002 and June 30, 2001 follows:

MEDIUM AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS EQUIVALENT

                                                                                    CURRENCY
                                              DIRECT BORROWINGS                SWAP AGREEMENTS(a)
                                     ---------------------------------  ---------------------------------
                                                    WGTD.                                WGTD.
                                                     AVT.    AVERAGE      AMOUNT         AVT.     AVERAGE
CURRENCY/                                           COST     MATURITY     PAYABLE        COST    MATURITY
 RATE TYPE                            AMOUNT        (%)       (YEARS)   (RECEIVABLE)      (%)     (YEARS)
---------------------------------------------------------------------------------------------------------
Euro
  Fixed                               $13,218        6.19         4.64        $1,145      6.07       2.63
                                                                             (11,539)     6.21       4.19
  Adjustable                            4,777        5.52         7.92         9,620      3.55       4.23
                                                                              (5,782)     5.10       7.61
Japanese yen
  Fixed                                 7,437        4.57         4.90           127      5.48       1.75
                                                                              (5,979)     4.85       3.46
  Adjustable                            9,037        5.69        24.14         5,221      0.09       2.42
                                                                              (9,265)     5.24      22.73
U. S. dollars
  Fixed                                52,039        5.66         4.21        10,009      8.95       2.01
                                                                                (314)     6.49       0.66
  Adjustable                            1,146        3.51         3.23        39,013      1.86      11.20
                                                                             (13,477)     1.93       3.59
Others
  Fixed                                17,107        6.95         8.54           169      2.52       0.08
                                                                             (16,201)     6.88       8.17
  Adjustable                              192        3.58        22.88            --        --         --
                                                                                (345)     4.97      14.60
                                     -----------------------------------------------
Total
  Fixed                                89,801        5.89         5.16        11,450
                                                                             (34,033)
  Adjustable                           15,152        5.44        17.43        53,854
                                                                             (28,869)
                                     -----------------------------------------------
Principal at face value               104,953        5.83         6.93         2,402
                                                ======================
Net unamortized premium                    38                                     61
Effects of applying FAS
   133                                    354                                   (347)
                                     --------                           ------------
Total                                $105,345                                 $2,116
                                     ========                           ============

IN MILLIONS OF U.S. DOLLARS EQUIVALENT

                                               INTEREST RATE
                                              SWAP AGREEMENTS                 NET CURRENCY OBLIGATIONS
                                     -----------------------------------   -------------------------------------
                                      NATIONAL                    WGTD.                                 WGTD.
                                       AVERAGE         AVG.     AVERAGE       AMOUNT         AVG.     AVERAGE
CURRENCY/                            MATURITY         COST     MATURITY      PAYABLE        COST    MATURITY(b)
 RATE TYPE                           (YEARS)          (%)       (YEARS)    (RECEIVABLE)     (%)       (YEARS)
----------------------------------------------------------------------------------------------------------------
Euro
  Fixed                                    $3,129      6.05         7.64         $17,492      6.16          5.05
                                           (1,117)     6.26         3.37         (12,656)     6.21          4.12
  Adjustable                                1,105      3.31         2.32          15,502      4.14          5.23
                                           (3,128)     3.83         7.64          (8,910)     4.65          7.62
Japanese yen
  Fixed                                     2,283      0.37         1.32           9,847      3.61          4.03
                                           (1,757)     2.65         3.90          (7,736)     4.35          3.56
  Adjustable                                1,757     (0.07)        3.90          16,015      3.23         14.84
                                           (2,283)    (0.01)        1.32         (11,548)     4.20         18.50
U. S. dollars
  Fixed                                    18,506      5.92         7.37          80,554      6.13          4.66
                                          (50,647)     5.31         3.84         (50,961)     5.32          3.82
  Adjustable                               52,288      1.93         3.35          92,447      1.92          6.66
                                          (20,156)     2.17         6.68         (33,633)     2.07          5.44
Others
  Fixed                                        --        --           --          17,276      6.91          8.46
                                             (154)     6.66         4.26         (16,355)     6.88          8.13
  Adjustable                                  154      2.80         4.26             346      3.23         14.59
                                               --        --           --            (345)     4.97         14.60
                                     ------------                          -------------------------------------
Total
  Fixed                                    23,918                                125,169      6.04          5.19
                                          (53,675)                               (87,708)     5.65          4.64
  Adjustable                               55,304                                124,310      2.37          7.56
                                          (25,567)                               (54,436)     2.96          8.63
                                     ------------                          -------------------------------------
Principal at face value                       (20)                               107,335      3.67
                                                                                           =======
Net unamortized premium                        72                                    171
Effects of applying FAS
   133                                     (1,220)                                (1,213)
                                     ------------                          -------------
Total                                     $(1,168)                              $106,293
                                     ============                          =============


a. CURRENCY SWAP AGREEMENT INCLUDE CROSS-CURRENCY INTERESTS RACE SWAPS.
b. AT JUNE 30, 2002, THE AVERAGE REPRICING PERIOD OF THE NET CURRENCY OBLIGATIONS FOR ADJUSTABLE RATE BORROWINGS WAS THREE MONTHS.

Medium- and Long-term Borrowings and Swaps At June 30, 2001

IN MILLIONS OF U.S. DOLLARS EQUIVALENT


                                                                         CURRENCY                          INTEREST RATE
                                  DIRECT BORROWING                 SWAP AGREEMENTS (a)                    SWAP AGREEMENTS
                       -------------------------------------------------------------------------------------------------------------
                                      WGTD.                                   WGTD.                NOMINAL       WGTD.
                                       AVG        AVERAGE      AMOUNTS         AVG     AVERAGE     AMOUNT         AVG      AVERAGE
CURRENCY/                              COST      MATURITY     PAYABLE         COST    MATURITY     PAYABLE        COST     MATURITY
RATE TYPE               AMOUNTS        (%)       (YEARS)    (REVIEWABLE)      (%)      (YEARS)   (RECEIVABLE)     (%)       (YEARS)
------------------------------------------------------------------------------------------------------------------------------------
EURO
 Fixed                 $   12,932       6.63         4.77   $      1,464       6.23       2.50   $      3,329     6.26         3.02
                                                                 (11,451)      6.77       4.29         (1,447)    5.92         3.19
Adjustable                  4,681       4.94         8.14          7,961       4.54       2.58          1,421     4.61         2.48
                                                                  (5,621)      4.79       7.77         (3,311)    4.72         3.03
Japanese yen
 Fixed                      9,331       4.79         4.54             81       5.88       2.23          3,518     0.50         1.10
                                                                  (6,334)      4.93       3.85         (2,607)    2.75         3.51
Adjustable                  4,177       5.68        18.50          4,563      (0.08)      0.93          2,607     0.12         3.51
                                                                  (4,610)      4.32      15.45         (3,518)    0.07         1.10
U. S. dollars
 Fixed                     47,381       6.15         4.70         11,531       9.05       2.68         18,050     6.02         7.50
                                                                    (435)      6.30       1.15        (42,669)    5.80         4.42
Adjustable                  1,380       4.57         3.17         39,840       4.52       8.39         42,133     4.63         3.95
                                                                 (12,754)      4.41       2.00        (17,516)    4.75         7.34
Others
 Fixed                     19,624       7.23         8.12            463       5.10       0.53            363     7.08         0.30
                                                                 (19,416)      7.14       7.57           (154)    6.66         5.26
Adjustable                    245       4.32        17.55            363       2.05       0.23            154     4.47         5.26
                                                                    (397)      5.83      12.83           (363)    3.33         0.30
                       -------------------------------------------------                         ------------
Total
 Fixed                     89,268       6.32         5.44         13,539                               25,260
                                                                 (37,636)                             (46,877)
Adjustable                 10,483       5.17        11.83         52,727                               46,315
                                                                 (23,382)                             (24,708)
                       -------------------------------------------------                         ------------
Principal at face
 value                     99,751       6.20         6.11          5,248                                  (10)
                                      ===================
Net unamortized
 premium
 (discount)                    43                                     59                                  113

Effects of applying
 FAS
 133                           45                                   (544)                                (125)
                       ----------                           ------------                         ------------
Total                  $   99,839                           $      4,763                         $        (22)
                       ==========                           ============                         ============

------------------------------------------------------------
                           NET CURRENCY OBLIGATIONS
                       -------------------------------------
                                        WGTD.
                          AMOUNTS        AVG      AVERAGE
CURRENCY/                 PAYABLE        COST   MATURITY (b)
RATE TYPE              (REVIEWABLE)      (%)      (YEARS)
------------------------------------------------------------
EURO
 Fixed                 $     17,725      6.53      4.25
                            (12,898)     6.67      4.17
Adjustable                   14,063      4.68      4.42
                             (8,932)     4.76      6.02
Japanese yen
 Fixed                       12,930      3.63      3.59
                             (8,941)     4.29      3.75
Adjustable                   11,347      2.09      7.99
                             (8,128)     2.48      9.24
U. S. dollars
 Fixed                       76,962      6.56      5.05
                            (43,104)     5.80      4.39
Adjustable                   83,353      4.57      6.06
                            (30,270)     4.61      5.10
Others
 Fixed                       20,450      7.18      7.81
                            (19,570)     7.13      7.55
Adjustable                      762      3.27      6.81
                               (760)     4.64      6.85
                       -------------------------------------
Total
 Fixed                      128,067      6.36      5.23
                            (84,513)     6.08      5.02
Adjustable                  109,525      4.32      6.05
                            (48,090)     4.28      6.00
                       ----------------------
Principal at face
 value                      104,989      5.41
                                        =====
Net unamortized
 premium
 (discount)                     215

Effects of applying
 FAS
 133                           (624)
                       ------------
Total                  $    104,580
                       ============

(a) Currency swap agreements include cross-currency intrests rate swaps.
(b) At June 30, 2001, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

Short-term Borrowings and Swaps at June 30, 2002 and June 30, 2001

IN MILLIONS OF U.S. DOLLARS EQUIVALENT


                                                    2002
                      --------------------------------------------------------------------
                                                     INTEREST
                                      CURRENCY         RATE                           WGTD
                                       SWAP(a)         SWAP             NET            AVG
CURRENCY/              PRINCIPAL      PAYABLE        PAYABLE          CURRENCY        COST
RATE TYPE             OUTSTANDING   (RECEIVABLE)   (RECEIVABLE)    0BLIGATIONS(b)      (%)
------------------------------------------------------------------------------------------
U. S. DOLLARS
 Fixed                $     3,964   $         --   $         --    $        3,964     1.82
                                              --             --                --       --
Adjustable                    896             60             --               956     1.83
                                              --             --                --       --
Others
 Fixed                         66             --             --                66    10.13
                                             (66)            --               (66)   10.13

                      --------------------------------------------------------------------
Total
 Fixed                      4,030             --             --             4,030     1.96
                                             (66)            --               (66)   10.13
Adjustable                    896             60             --               956     1.83
                                              --             --                --       --
                      --------------------------------------------------------------------
Principal at
 face value                 4,926             (6)            --             4,920     1.82

Net unamortized
 premium (discount)            (8)            --             --                (8)

Effects of applying
 FAS 133                       --              *             --                 *
                      --------------------------------------------------------------------

Total                 $     4,918   $         (6)  $         --    $        4,912     1.82
                      ====================================================================

                                                      2001
                      -------------------------------------------------------------------------
                                                       INTEREST
                                        CURRENCY         RATE                            WGTD.
                                         SWAP(a)         SWAP             NET             AVG
CURRENCY/               PRINCIPAL       PAYABLE        PAYABLE          CURRENCY         COST
RATE TYPE              OUTSTANDING    (RECEIVABLE)    RECEIVABLE)    0BLIGATIONS(b)       (%)
-----------------------------------------------------------------------------------------------
U. S. DOLLARS
 Fixed                 $     5,923    $         --    $        --    $        5,923        3.93
                                                --           (100)             (100)       3.91
Adjustable                     827             173            100             1,100        3.78
                                                --             --                --          --
Others
 Fixed                         189               --            --               189       17.36
                                              (189)            --              (189)      17.36

                      -------------------------------------------------------------------------
Total
 Fixed                       6,112              --             --             6,112        4.35
                                              (189)          (100)             (289)      12.71
Adjustable                     827             173            100             1,100        3.78
                                                --             --                --          --
                      -------------------------------------------------------------------------
Principal at
 face value                  6,939             (16)            --             6,923        3.91

Net unamortized
 premium (discount)            (21)              1             --               (20)

Effects of applying
 FAS 133                        --              (1)            (*)               (1)
                      -------------------------------------------------------------------------

Total                  $     6,918    $        (16)   $        (*)   $        6,902        3.91
                      =========================================================================

(a)  Currency swap agreements include cross-currency Interest rate swaps.
9b) At June 30, 2002, the average repricing period of the net currency obligations for short-term borrowings was less than one month (one month-- June 30, 2001.)
*    Less than $0.5 million

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 2002 and June 30, 2001 is as follows:

IN MILLIONS

PERIOD                                                                2002
-------------------------------------------------------------    ---------------
July 1, 2002 through June 30, 2003                               $        17,498
July 1, 2003 through June 30, 2004                                        11,773
July 1, 2004 through June 30, 2005                                        17,937
July 1, 2005 through June 30, 2006                                        11,206
July 1, 2006 through June 30, 2007                                         6,917
July 1, 2007 through June 30, 2012                                        16,566

Thereafter                                                                23,056
                                                                 ---------------
Total                                                            $       104,953
                                                                 ===============

IN MILLIONS

PERIOD                                                                 2001
-------------------------------------------------------------    ---------------
July 1, 2001 through June 30, 2002                               $        17,560
July 1, 2002 through June 30, 2003                                        16,763
July 1, 2003 through June 30, 2004                                        11,191
July 1, 2004 through June 30, 2005                                         9,019
July 1, 2005 through June 30, 2006                                         9,547
July 1, 2006 through June 30, 2011                                        17,691

Thereafter                                                                17,980
                                                                 ---------------
Total                                                            $        99,751
                                                                 ===============

LINE OF CREDIT: IBRD maintains a $400 million line of credit with an independent financial institution. This facility is used to cover any overnight overdrafts that may occur due to failed trades. At June 30, 2002 and June 30, 2001, no amounts were outstanding under this line of credit.

NOTE E--OTHER ASSET/LIABILITY SWAPS

As part of asset/liability management, IBRD has entered into a number of currency swaps to better align its currency composition of Equity with that of loans. A summary of IBRD's other asset/liability swaps at June 30, 2002 and June 30, 2001 is presented below:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT

                                           JUNE 30, 2002                            JUNE 30, 2001
                               -------------------------------------    -------------------------------------
                               OTHER ASSET/LIABILITY SWAP AGREEMENTS    OTHER ASSET/LIABILITY SWAP AGREEMENTS
                               -------------------------------------    -------------------------------------
                                 AMOUNT      WEIGHTED       AVERAGE       AMOUNT       WEIGHTED      AVERAGE
                               RECEIVABLE    AVERAGE       MATURITY     RECEIVABLE     AVERAGE      MATURITY
                               (PAYABLE)     COST (%)       (YEARS)     (PAYABLE)      COST (%)     (YEARS)
                               ----------    --------      ---------    ----------     --------     ---------
U.S. dollars                   $      727        2.30           4.72    $      728         4.85          5.72
                               ==========    ========      =========    ==========     ========     =========

Euro                           $     (312)       3.53           4.71    $     (271)        4.71          5.71
Japanese yen                         (446)      (0.03)          4.73          (430)        0.04          5.73
                               ----------    --------      ---------    ----------     --------     ---------
                               $     (758)       1.43           4.72    $     (701)        1.85          5.72
                               ==========    ========      =========    ==========     ========     =========

NOTE F--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2002, IBRD had received collateral of $764 million in connection with swap agreements. None of this collateral has been included in the assets of IBRD.

In addition, IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is eliminated only to the extent that financial liabilities to the same counterparty are settled after the assets are realized. Because the exposure is affected by each transaction subject to the arrangement, the extent of the reduction in exposure may change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2002 and June 30, 2001 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

IN MILLIONS OF U.S DOLLARS EQUIVALENT

                                                                                     2002             2001
                                                                                --------------    ------------
INVESTMENTS - TRADING PORTFOLIO

Options, futures and forwards
 - Long position                                                                $        6,300    $      5,500
 - Short position                                                                          976           3,400
 - Credit exposure due to potential nonperformance by counterparties                         1               *
Currency swaps
 - Credit exposure due to potential nonperformance by counterparties                        --              33
Cross-currency interest rate swaps
 - Credit exposure due to potential nonperformance by counterparties                        51             438
Interest rate swaps
 - Notional principal                                                                   10,705          12,058
 - Credit exposure due to potential nonperformance by counterparties                         8              16

BORROWING PORTFOLIO

Currency swaps
 - Credit exposure due to potential nonperformance by counterparties                     2,092           2,845
Interest rate swaps
 - Notional principal                                                                   79,242          71,685
 - Credit exposure due to potential nonperformance by counterparties                     3,084           1,169

OTHER ASSET/LIABILITY

Currency swaps
 - Credit exposure due to potential nonperformance by counterparties                         *              36

----------
* LESS THAN $0.5 MILLION.

NOTE G--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 2002 and June 30, 2001:

IN MILLIONS

                                                     2002             2001
                                               ---------------   ---------------
Special reserve                                $           293   $           293
General reserve                                         17,841            17,223
Pension reserve                                            870               715
Surplus                                                    100               131
Cumulative FAS 133 Adjustments                             345                --
Unallocated net income                                   2,778             1,489
                                               ---------------   ---------------
Total                                          $        22,227   $        19,851
                                               ===============   ===============

On August 2, 2001, the Executive Directors allocated $618 million of the net income earned in the fiscal year ended June 30, 2001 to the General Reserve and $155 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan and its accounting income for the fiscal year 2001. In addition, the Executive Directors allocated $345 million of fiscal year 2001 net income to a separate category of retained earnings--"Cumulative FAS 133 Adjustments."

On December 4, 2001, the Board of Governors approved the following transfers out of fiscal year 2001 unallocated net income: $302 million to IDA and $69 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $31 million to the HIPC Debt Initiative Trust Fund out of Surplus. Of the $302 million that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005 and the remaining $2 million was transferred in December 2001 as a reimbursement of IDA's share of the balance of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

The aggregate transfers and amounts payable for these Board of Governors-approved transfers at June 30, 2002 and June 30, 2001 are included in the following table:

IN MILLIONS OF U.S DOLLARS EQUIVALENT

                                                                                            FISCAL YEAR 2002      AMOUNT PAYABLE
                                                                                             TRANSFERS FROM         AT JUNE 30
                                                                                         ---------------------   -----------------
                                                                 AGGREGATE TRANSFERS     UNALLOCATE
TRANSFERS TO                                                    THROUGH JUNE 30, 2001    NET INCOME    SURPLUS     2002     2001
-------------------------------------------------------------   ---------------------    ----------    -------   -------   -------
International Development Association(a)                            $        6,755       $      302    $    --   $ 1,243   $   896
Debt Reduction Facility for IDA-only Countries                                 300               --         --        81        84
Trust Fund for Gaza and West Bank                                              380               --         --        13        13
Heavily Indebted Poor Countries Debt Initiative Trust Fund                   1,300               69         31       100       100
Capacity building in Africa                                                     60               --         --        --        --
Trust Fund for Kosovo                                                           60               --         --        --        --
Trust Fund for East Timor                                                       10               --         --        --        --
Trust Fund for Federal Republic of Yugoslavia                                   30               --         --        --        --
                                                                                                                 -------   -------
                                                                                                                 $ 1,437   $ 1,093
                                                                                                                 =======   =======

----------
a. PRIOR TO FISCAL YEAR 2002, ALL AMOUNTS WERE APPROVED IN AN EQUIVALENT AMOUNT OF SDRs.

NOTE H--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative Expenses for the fiscal year ended June 30, 2002 are net of the share of administrative expenses charged to IDA of $654 million ($551 million--June 30, 2001, $549 million--June 30, 2000).

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties for services rendered. These amounts are included in Other Income. For the fiscal years ending June 30, 2002, June 30, 2001, and June 30, 2000, the amount of fee revenue associated with administrative services is as follows:

IN MILLIONS

                                                        2002          2001          2000
                                                     -----------   -----------   -----------
Service fee revenue                                  $       155   $       146   $       118
Included in these amounts are the following:
  Fees charged to IFC                                         26            19            16
  Fees charged to MIGA                                         3             1             1

At June 30, 2002 and June 30, 2001, the following payables (receivables) by IBRD to (from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits are included in Miscellaneous Assets and Accounts Payable and Miscellaneous Liabilities:

IN MILLIONS

                                           2002                                        2001
                     ------------------------------------------   ------------------------------------------
                                        PENSION AND                                 PENSION AND
                                          OTHER                                        OTHER
                     ADMINISTRATIVE   POSTRETIREMENT              ADMINISTRATIVE   POSTRETIREMENT
                        SERVICES         BENEFITS        TOTAL       SERVICES         BENEFITS       TOTAL
                     --------------   --------------   --------   --------------   --------------   --------
  IDA                $         (245)  $          726   $    481   $         (229)  $          637   $    408
  IFC                           (16)             286        270              (26)             250        224
  MIGA                           (3)              16         13               (3)              14         11
                     --------------   --------------   --------   --------------   --------------   --------
                     $         (264)  $        1,028   $    764   $         (258)  $          901   $    643
                     ==============   ==============   ========   ==============   ==============   ========

NOTE I--MANAGEMENT OF EXTERNAL FUNDS

TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD's funds, nor are they included in the assets of IBRD. The trust fund assets by executing agent at June 30, 2002 and June 30, 2001 are summarized below:

                                                      2002                                  2001
                                       -----------------------------------     -----------------------------
                                       TOTAL FIDUCIARY     NUMBER OF TRUST     TOTAL FIDUCIARY    NUMBER OF
                                           ASSETS               FUND               ASSETS         TRUST FUND
                                        (IN MILLIONS)         ACCOUNTS          (IN MILLIONS)      ACCOUNTS
                                       ---------------     ---------------     ---------------    ----------
IBRD executed                          $         1,665               1,754     $           864         1,577
Recipient executed                               2,049               1,273               1,977         1,349
                                       ---------------     ---------------     ---------------    ----------
Total                                  $         3,714               3,027     $         2,841         2,926
                                       ===============     ===============     ===============    ==========

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2002, IBRD received $11 million ($14 million--June 30, 2001 and $17 million--June 30, 2000) as fees for administering trust funds. These fees have been recorded as Other Income.

INVESTMENT MANAGEMENT SERVICES

During fiscal year 2000, IBRD began offering investment management services to a non-affiliated institution. Under this arrangement, IBRD is responsible for managing investment account assets on behalf of this institution, and in return receives a quarterly fee based on the average value of the portfolio.

During fiscal year 2002, IBRD began offering asset management and technical advisory services to Central Banks of member countries, under the Reserves Advisory and Management Program. Under this program, IBRD is responsible for managing investment portfolios on behalf of these institutions, as well as providing training and technical assistance, and in return receives a quarterly fee based on the percentage of assets under management.

The fee income from all of these investment management activities is included in service fee revenues described in Note H.

At June 30, 2002, the assets managed under these agreements had a value of $5,319 million ($4,172 million--June 30, 2001). These funds are not included in the assets of IBRD.

NOTE J--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP.

All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2002, June 30, 2001, and June 30, 2000: In millions

IN MILLIONS

                                                           SRP                         RSBP                        PEBP
                                                --------------------------   -------------------------   -------------------------
                                                2002      2001      2000     2002     2001      2000     2002     2001      2000
                                                --------------------------   -------------------------   -------------------------
BENEFIT COST
   Service cost                                 $  202   $   228   $   230   $   28   $   23   $    24   $   13   $    8   $     9
   Interest cost                                   412       448       391       54       52        42        6        6         9
   Expected return on plan assets                 (761)     (829)     (773)     (72)     (79)      (67)      --       --        --
   Amortization of prior service cost                7         7         7       --       --        --       --       --        --
   Amortization of unrecognized net (gain) loss    (26)     (113)     (121)       5       --        --       (2)      (1)       --
   Amortization of Transition Asset                (11)      (11)      (11)      --       --        --       --       --        --
                                                ------   -------   -------   ------   ------   -------   ------   ------   -------
   Net periodic pension (income) cost           $ (177)  $  (270)  $  (277)  $   15   $   (4)  $    (1)  $   17   $   13   $    18
                                                ======   =======   =======   ======   ======   =======   ======   ======   =======

The portion of the SRP income related to IBRD that has been included in income for the fiscal year ended June 30, 2002 is $93 million ($155 million--June 30, 2001; $166 million--June 30, 2000). The balance has been included as a payable to IDA. The portion of the cost for the RSBP and PEBP related to IBRD that has been included in administrative expenses for the fiscal year ended June 30, 2002 is $17 million ($7 million--June 30, 2001; $10 million--June 30, 2000). The balance has been included as a receivable from IDA.

For the fiscal year ended June 30, 2002, net income from these plans of $31 million was allocated to IFC ($47 million--June 30, 2001, $45 million--June 30, 2000) and $2 million was allocated to MIGA ($2 million--June 30, 2001, $2 million--June 30, 2000).

The following table summarizes the benefit obligations, plan assets, and funded status associated with the SRP, RSBP, and PEBP for the fiscal years ended June 30, 2002, June 30, 2001, and June 30, 2000:

IN MILLIONS

                                                          SRP                            RSBP                      PEBP
                                             ------------------------------   -----------------------   -------------------------
                                               2002       2001       2000      2002      2001    2000    2002      2001     2000
                                             ------------------------------   -----------------------   -------------------------
BENEFIT OBLIGATION
 Beginning of year                           $  7,277   $  6,951   $  6,483   $  867    $ 731   $ 662   $  103    $   89   $  142
 Service cost                                     244        271        271       32       26      27       15        10       10
 Interest cost                                    499        536        461       60       57      47        7         7       10
 Employee contributions                            65         64         64        8        6       5        *         *        *
 Amendments                                        19         --         --      (38)      --      --       --        --       --
 Benefits paid                                   (304)      (312)      (244)     (30)     (20)    (17)      (5)       (5)      (4)
 Actuarial (gain) loss                            463       (233)       (84)      30       67       7       13         2      (69)
                                             --------   --------   --------   ------    -----   -----   ------    ------   ------
 End of year                                    8,263      7,277      6,951      929      867     731      133       103       89
                                             --------   --------   --------   ------    -----   -----   ------    ------   ------
FAIR VALUE OF PLAN ASSETS
 Beginning of year                             10,364     11,562     10,226      894      975     846       --        --       --
 Employee contributions                            65         64         64        8        6       5       --        --       --
 Actual return on assets                         (712)      (950)     1,516      (70)     (70)    141       --        --       --
 Employer contributions                            --         --         --       16        3      --       --        --       --
 Benefits paid                                   (304)      (312)      (244)     (30)     (20)    (17)      --        --       --
                                             --------   --------   --------   ------    -----   -----   ------    ------   ------
 End of year                                    9,413     10,364     11,562      818      894     975       --        --       --
                                             --------   --------   --------   ------    -----   -----   ------    ------   ------
FUNDED STATUS
 Plan assets in excess of projected benefit
   obligation                                   1,150      3,087      4,611     (111)      27     244     (133)     (103)     (89)
 Unrecognized net (gain) loss from past
   experience different from that assumed
   and from changes in assumptions                714     (1,415)    (3,258)     344      170     (53)     (11)      (26)     (30)
 Unrecognized prior service cost                   44         33         41      (38)      --      --       --        --       --
 Remaining unrecognized net transition asset      (13)       (26)       (39)      --       --      --       --        --       --
                                             --------   --------   --------   ------    -----   -----   ------    ------   ------
 Prepaid (accrued) pension cost              $  1,895   $  1,679   $  1,355   $  195    $ 197   $ 191   $ (144)   $ (129)  $ (119)
                                             ========   ========   ========   ======    =====   =====   ======    ======   ======

----------
* LESS THAN $0.5 MILLION.

The $1,895 million prepaid SRP cost at June 30, 2002 ($1,679 million--June 30,
2001) is included in Miscellaneous Assets on the balance sheet. Of this amount $938 million was attributable to IDA, IFC, and MIGA ($815 million--June 30, 2001) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

The $195 million prepaid RSBP cost at June 30, 2002 ($197 million--June 30,
2001), is included in Miscellaneous Assets on the balance sheet. Of this amount $85 million was attributable to IDA, IFC, and MIGA ($86 million--June 30, 2001) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group. Where there are no active employees, the unrecognized net gain or loss is amortized over the remaining life expectancy of the inactive participants.

The weighted-average assumptions used in determining expense and benefit obligations for the fiscal years ended June 30, 2002, June 30, 2001, and June 30, 2000 are as follows:

IN PERCENT

                                                          SRP                            RSBP                      PEBP
                                             ------------------------------   -----------------------   -------------------------
                                               2002       2001       2000      2002      2001    2000    2002      2001     2000
                                             ------------------------------   -----------------------   -------------------------
Discount rate                                    6.75       7.00       7.75     6.75     7.00    7.75     6.75      7.00     7.75
Expected return on plan assets                   7.75       9.00       9.00     7.75     9.00    9.00
Rate of compensation increase(a)                 4.75-      5.00-      5.75-
                                                11.25      11.50      12.25
Health care growth rates
- at end of fiscal year                                                         6.75     7.00    7.25
- to year 2011 and thereafter                                                   4.75     5.00    5.75


----------
a. THE EFFECT OF PROJECTED COMPENSATION LEVELS WAS CALCULATED BASED ON A SCALE THAT PROVIDES FOR A DECREASING RATE OF SALARY INCREASE DEPENDING ON AGE, BEGINNING WITH 11.25% (11.50%--JUNE 30, 2001; 12.25%--JUNE 30, 2000) AT AGE
     20 AND DECREASING TO 4.75% (5.00%--JUNE 30, 2001; 5.75%--JUNE 30, 2000) AT
     AGE 64.

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS

                                                  ONE PERCENTAGE POINT INCREASE    ONE PERCENTAGE POINT DECREASE
                                                  -----------------------------    ------------------------------
Effect on total service and interest cost                               $    21                          $   (17)
Effect on postretirement benefit obligation                                 179                             (143)

NOTE K--SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2002, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $877 million and $752 million.

NOTE L--COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. For IBRD, comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss for the fiscal years ended June 30, 2002, June 30, 2001, and June 30, 2000:


IN MILLIONS

                                                                     2002
                                       ------------------------------------------------------------------
                                                                                                TOTAL
                                                       CUMULATIVE                            ACCUMULATED
                                       CUMULATIVE   EFFECT OF CHANGE                            OTHER
                                       TRANSLATION   IN ACCOUNTING                          COMPREHENSIVE
                                       ADJUSTMENT      PRINCIPLE      RECLASSIFICATION(a)        LOSS
                                       -----------  ----------------  -------------------   -------------
Balance, beginning of the fiscal year  $    (1,176) $            500  $              (169)  $        (845)
Changes from period activity                   224                --                 (128)             96
                                       -----------  ----------------  -------------------   -------------
Balance, end of the fiscal year        $      (952) $            500  $              (297)  $        (749)
                                       ===========  ================  ===================   =============

IN MILLIONS

                                                                     2001
                                       ------------------------------------------------------------------
                                                                                                TOTAL
                                                       CUMULATIVE                            ACCUMULATED
                                       CUMULATIVE   EFFECT OF CHANGE                            OTHER
                                       TRANSLATION   IN ACCOUNTING                          COMPREHENSIVE
                                       ADJUSTMENT      PRINCIPLE      RECLASSIFICATION(a)        LOSS
                                       -----------  ----------------  -------------------   -------------
Balance, beginning of the fiscal year  $      (641) $             --  $                --   $        (641)
Changes from period activity                  (535)              500                 (169)           (204)
                                       -----------  ----------------  -------------------   -------------
Balance, end of the fiscal year        $    (1,176) $            500  $              (169)  $        (845)
                                       ===========  ================  ===================   =============

IN MILLIONS

                                                                     2000
                                       ------------------------------------------------------------------
                                                                                                TOTAL
                                                       CUMULATIVE                            ACCUMULATED
                                       CUMULATIVE   EFFECT OF CHANGE                            OTHER
                                       TRANSLATION   IN ACCOUNTING                          COMPREHENSIVE
                                       ADJUSTMENT      PRINCIPLE      RECLASSIFICATION(a)        LOSS
                                       -----------  ----------------  -------------------   -------------
Balance, beginning of the fiscal year  $      (637) $             --  $                --   $        (637)
Changes from period activity                    (4)               --                   --              (4)
                                       -----------  ----------------  -------------------   -------------
Balance, end of the fiscal year        $      (641) $             --  $                --   $        (641)
                                       ===========  ================  ===================   =============

a.   RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

NOTE M--EFFECTS OF APPLYING FAS 133

On July 1, 2000, IBRD adopted FAS 133. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value.

Upon adoption of FAS 133, IBRD's net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the cash flow hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

The following table reflects the components of the effects of applying FAS 133 for the fiscal years ended June 30, 2002 and June 30, 2001.

IN MILLIONS OF U.S DOLLARS EQUIVALENT

                                                                                    2002       2001
                                                                                  --------  ----------
NET UNREALIZED GAINS ON DERIVATIVE INSTRUMENTS, AS DEFINED BY FAS 133             $    783  $       46

RECLASSIFICATION AND AMORTIZATION OF TRANSITION ADJUSTMENT

  Reclassification from Other Comprehensive Income-Cash Flow Hedges                    128         169

  Amortization of mark-to-market on borrowings associated with fair value hedges       (57)        (89)
                                                                                  --------  ----------
EFFECTS OF APPLYING FAS 133                                                       $    854  $      126
                                                                                  ========  ==========
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                               $     --  $      219
                                                                                  ========  ==========

The cumulative effect of the change in accounting principle includes the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments, as defined by FAS 133, in the borrowings portfolio on July 1, 2000, offset by any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption.

Since IBRD has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

NOTE N--ESTIMATED AND FAIR VALUE DISCLOSURES

The Condensed Balance Sheets below present IBRD's estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2002 and 2001.

IN MILLIONS OF U.S. DOLLARS

                                                                                            JUNE 30, 2002
                                                                        ----------------------------------------------------
                                                                                     REVERSAL OF     CARRYING
                                                                         CARRYING      FAS 133     VALUE BEFORE
                                                                          VALUE        EFFECTS        FAS 133    FAIR VALUE*
                                                                        ----------   -----------   ------------  -----------
  Due from Banks                                                        $    1,083                 $      1,083  $     1,083
  Investments                                                               26,076                       26,076       26,076
  Loans Outstanding                                                        121,589                      121,589      126,454
  Less Accumulated Provision for Loan Losses and Deferred Loan Income       (5,514)                      (5,514)      (5,514)
                                                                        ----------                 ------------  -----------
  Net Loans Outstanding                                                    116,075                      116,075      120,940
  Swaps Receivable
    Investments                                                              9,932                        9,932        9,932
    Borrowings                                                              66,052   $    (2,821)        63,231       66,052
    Other Asset/Liability                                                      727            (1)           726          727
  Other Assets                                                               7,800                        7,800        7,327
                                                                        ----------   -----------   ------------  -----------
     Total Assets                                                       $  227,745   $    (2,822)  $    224,923  $   232,137
                                                                        ==========   ===========   ============  ===========
  Borrowings                                                            $  110,263   $      (354)  $    109,909  $   114,502
  Swaps Payable
    Investments                                                             10,819                       10,819       10,819
    Borrowings                                                              66,994        (1,254)        65,740       66,994
    Other Asset/Liability                                                      758             1            759          758
  Other Liabilities                                                          6,598                        6,598        6,598
                                                                        ----------   -----------   ------------  -----------
  Total Liabilities                                                        195,432        (1,607)       193,825      199,671
  Paid in Capital Stock                                                     11,476                       11,476       11,476
  Retained Earnings and Other Equity                                        20,837        (1,215)        19,622       20,990
                                                                        ----------   -----------   ------------  -----------
     Total Liabilities and Equity                                       $  227,745   $    (2,822)  $    224,923  $   232,137
                                                                        ==========   ===========   ============  ===========
  Off-Balance-Sheet Financial Instruments:
     Financial Guarantees                                                                                        $     1,422


----------
*  EXCEPT FOR LOANS, WHICH ARE ON AN ESTIMATED VALUE (CURRENT VALUE) BASIS.

IN MILLIONS OF U.S. DOLLARS

                                                                  JUNE 30, 2001
                                              -----------------------------------------------------
                                                          REVERSAL OF      CARRYING
                                              CARRYING      FAS 133      VALUE BEFORE
                                                VALUE       EFFECTS        FAS 133      FAIR VALUE*
                                              ---------   -----------    ------------   -----------
   Due from Banks                             $     685                  $        685   $       685
   Investments                                   24,490                        24,490        24,490
   Loans Outstanding                            118,866                  $    118,866       123,062
   Less Accumulated Provision for
     Loan Losses and Deferred Loan Income        (4,459)                       (4,459)       (4,459)
                                              ---------                  ------------   -----------
   Net Loans Outstanding                        114,407                       114,407       118,603
   Swaps Receivable
     Investments                                 11,043                        11,043        11,043
     Borrowings                                  63,326   $    (2,032)         61,294        63,326
     Other Asset/Liability                          728            (2)            726           728
   Other Assets                                   8,162                         8,162         7,673
                                              ---------   -----------    ------------   -----------
      Total Assets                            $ 222,841   $    (2,034)   $    220,807   $   226,548
                                              =========   ===========    ============   ===========
   Borrowings                                 $ 106,757   $       (45)   $    106,712   $   110,290
   Swaps Payable
     Investments                                 10,791                        10,791        10,791
     Borrowings                                  68,051        (1,362)         66,689        68,051
     Other Asset/Liability                          701            --             701           701
   Other Liabilities                              6,971                         6,971         6,971
                                              ---------   -----------    ------------   -----------
   Total Liabilities                            193,271        (1,407)        191,864       196,804
   Paid in Capital Stock                         11,476                        11,476        11,476
   Retained Earnings and Other Equity            18,094          (627)         17,467        18,268
                                              ---------   -----------    ------------   -----------
      Total Liabilities and Equity            $ 222,841   $    (2,034)   $    220,807   $   226,548
                                              =========   ===========    ============   ===========

   Off-Balance-Sheet Financial Instruments:
     Financial Guarantees                                                               $     1,376

----------
*  EXCEPT FOR LOANS WHICH ARE ON AN ESTIMATED VALUE (CURRENT VALUE) BASIS.

VALUATION METHODS AND ASSUMPTIONS

DUE FROM BANKS

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

INVESTMENTS

IBRD's investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Summary of Significant Accounting and Related Policies).

NET LOANS OUTSTANDING

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The current value of loans outstanding incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the market yield curves applicable to IBRD funding plus IBRD's relevant basis point lending spread adjusted for waivers.

The current value of net loans outstanding also includes IBRD's assessment of the appropriate credit risk, considering its history of collections from borrowers. This is reflected in the Accumulated Provision for Loan Losses

SWAPS RECEIVABLE AND SWAPS PAYABLE

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value of swaps is based on market prices, where such prices are available. Where no quoted market price is available, the fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Summary of Significant Accounting and Related Policies).

BORROWINGS

The fair value of borrowings is based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve.

OTHER ASSETS AND OTHER LIABILITIES

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value. The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.

GUARANTEES

The fair value of guarantees is determined by discounting the guaranteed amount from the first respective call date.

[WORLDBANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS
               BORROWINGS (MLT) APRIL 01, 2002 THRU JUNE 30, 2002

                                                                          DESK: IBRD

BORROWING TYPE       DESCRIPTION          TRADE ID     CURRENCY   EXTERNAL ID  CURRENCY AMOUNT   US$ EQUIVALENT
--------------       -----------          ----------   --------   -----------  ---------------   --------------
NEW BORROWINGS
      GLDDP
GOLD
--------------------------------------
BOND/SELL XAU/IBRD/CB/1102XAU0.28         0000005753   XAU                              64,080       19,816,825
BOND/SELL XAU/IBRD/CB/0604XAU0.93         0000005773   XAU                              95,841       31,344,816
BOND/SELL XAU/IBRD/CB/0604XAU0.96         0000005784   XAU        PHYSICAL             128,121       41,863,619
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    93,025,261
                                                                                                 ==============
TOTAL                                                                                                93,025,261
                                                                                                 --------------
      MTBOC
AUSTRALIAN DOLLAR
--------------------------------------
BOND/SELL AUD/IBRD/GDIF/0406AUD05.50      0000005666   AUD                         400,000,000      215,900,000
BOND/SELL AUD/IBRD/GDIF/0507AUD05.60      0000005709   AUD                         500,000,000      274,275,000
BOND/SELL AUD/IBRD/GDIF/1204AUD05.06      0000005764   AUD                         135,000,000       76,592,250
BOND/SELL AUD/IBRD/GDIF/0605AUD05.40      0000005785   AUD                          16,000,000        9,107,200
BOND/SELL AUD/IBRD/GDIF/0605AUD05.57      0000005783   AUD                          30,000,000       17,101,500
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                   592,975,950
                                                                                                 --------------
EURO CURRENCY
--------------------------------------
BOND/SELL EUR/IBRD/GDIF/0405EUR03.85      0000005675   EUR                         415,000,000      363,892,750
BOND/SELL EUR/IBRD/GDIF/0405EUR03.80      0000005680   EUR                          12,000,000       10,559,400
BOND/SELL EUR/IBRD/GDIF/0407EUR04.24      0000005667   EUR                         200,000,000      178,110,000
BOND/SELL EUR/IBRD/GDIF/0406EUR04.10      0000005677   EUR                          10,000,000        8,867,500
BOND/SELL EUR/IBRD/GDIF/0505EUR03.60      0000005720   EUR                          11,500,000       10,576,550
BOND/SELL EUR/IBRD/GDIF/0505EUR03.72      0000005734   EUR                          10,000,000        9,197,000
BOND/SELL EUR/IBRD/GDIF/1204EUR03.60      0000005765   EUR                          10,000,000        9,441,500
BOND/SELL EUR/IBRD/GDIF/0607EUR04.20      0000005762   EUR                         200,000,000      188,350,000
BOND/SELL EUR/IBRD/GDIF/0605EUR03.70      0000005774   EUR                          10,000,000        9,417,500
BOND/SELL EUR/IBRD/GDIF/0605EUR3.80       0000005768   EUR                          10,000,000        9,433,500
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                   797,845,700
                                                                                                 --------------
---------------------------------------------------------------------------------------------------------------
JAPANESE YEN
--------------------------------------
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR        0000005598   JPY        0000005598     1,000,000,000        7,532,106
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR03      0000005640   JPY                       2,000,000,000       15,064,211
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR07      0000005655   JPY                       2,700,000,000       20,336,685
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR02      0000005638   JPY                       2,000,000,000       14,998,688
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR04      0000005641   JPY                       2,200,000,000       16,498,556
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR53      0000005636   JPY                       1,300,000,000        9,750,609


                                          SETTLEMENT     MATURITY
BORROWING TYPE       DESCRIPTION          DATE           DATE
--------------       -----------          -----------    -----------
NEW BORROWINGS
      GLDDP
GOLD
--------------------------------------
BOND/SELL XAU/IBRD/CB/1102XAU0.28         20-May-2002    18-Nov-2002
BOND/SELL XAU/IBRD/CB/0604XAU0.93         05-Jun-2002    07-Jun-2004
BOND/SELL XAU/IBRD/CB/0604XAU0.96         11-Jun-2002    11-Jun-2004

TOTAL BY CURRENCY

TOTAL

      MTBOC
AUSTRALIAN DOLLAR
--------------------------------------
BOND/SELL AUD/IBRD/GDIF/0406AUD05.50      23-Apr-2002    24-Apr-2006
BOND/SELL AUD/IBRD/GDIF/0507AUD05.60      20-May-2002    21-May-2007
BOND/SELL AUD/IBRD/GDIF/1204AUD05.06      13-Jun-2002    13-Dec-2004
BOND/SELL AUD/IBRD/GDIF/0605AUD05.40      24-Jun-2002    24-Jun-2005
BOND/SELL AUD/IBRD/GDIF/0605AUD05.57      27-Jun-2002    16-Jun-2005

TOTAL BY CURRENCY

EURO CURRENCY
--------------------------------------
BOND/SELL EUR/IBRD/GDIF/0405EUR03.85      11-Apr-2002    12-Apr-2005
BOND/SELL EUR/IBRD/GDIF/0405EUR03.80      18-Apr-2002    18-Apr-2005
BOND/SELL EUR/IBRD/GDIF/0407EUR04.24      23-Apr-2002    23-Apr-2007
BOND/SELL EUR/IBRD/GDIF/0406EUR04.10      25-Apr-2002    25-Apr-2006
BOND/SELL EUR/IBRD/GDIF/0505EUR03.60      23-May-2002    25-May-2005
BOND/SELL EUR/IBRD/GDIF/0505EUR03.72      23-May-2002    23-May-2005
BOND/SELL EUR/IBRD/GDIF/1204EUR03.60      13-Jun-2002    13-Dec-2004
BOND/SELL EUR/IBRD/GDIF/0607EUR04.20      17-Jun-2002    15-Jun-2007
BOND/SELL EUR/IBRD/GDIF/0605EUR03.70      17-Jun-2002    17-Jun-2005
BOND/SELL EUR/IBRD/GDIF/0605EUR3.80       19-Jun-2002    20-Jun-2005

TOTAL BY CURRENCY
--------------------------------------------------------------------
JAPANESE YEN
--------------------------------------
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR        02-Apr-2002    02-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR03      02-Apr-2002    02-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR07      02-Apr-2002    02-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR02      03-Apr-2002    02-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR04      03-Apr-2002    02-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR53      04-Apr-2002    25-Mar-2032

[WORLDBANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS
               BORROWINGS (MLT) APRIL 01, 2002 THRU JUNE 30, 2002

                                                                          DESK: IBRD

BORROWING TYPE       DESCRIPTION          TRADE ID     CURRENCY   EXTERNAL ID  CURRENCY AMOUNT   US$ EQUIVALENT
--------------       -----------          ----------   --------   -----------  ---------------   --------------
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR        0000005653   JPY                       1,000,000,000        7,500,468
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR01      0000005663   JPY                       1,000,000,000        7,500,468
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR05      0000005643   JPY                       2,000,000,000       15,114,301
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR06      0000005644   JPY                       1,000,000,000        7,557,150
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR60      0000005657   JPY                       3,000,000,000       22,671,451
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR09      0000005660   JPY                       1,700,000,000       12,847,156
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR08      0000005661   JPY                       1,200,000,000        9,068,580
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR59      0000005654   JPY                       5,000,000,000       37,989,594
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR02      0000005668   JPY                       1,000,000,000        7,597,919
BOND/SELL JPY/IBRD/GDIF/0422JPYSTR10      0000005688   JPY                       1,500,000,000       11,390,387
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR61      0000005662   JPY                       5,100,000,000       38,662,725
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR63      0000005674   JPY                       2,000,000,000       15,161,853
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR01      0000005607   JPY                       1,400,000,000       10,648,817
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR62      0000005672   JPY                       1,000,000,000        7,606,298
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR11      0000005681   JPY                       1,500,000,000       11,489,851
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR12      0000005682   JPY                       1,100,000,000        8,425,890
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR15      0000005687   JPY                       1,000,000,000        7,659,900
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR16      0000005689   JPY                       1,700,000,000       13,051,823
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR17      0000005691   JPY                       1,200,000,000        9,213,052
BOND/SELL JPY/IBRD/GDIF/0422JPYSTR01      0000005683   JPY                       1,100,000,000        8,455,685
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR04      0000005698   JPY                       2,000,000,000       15,373,972
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR20      0000005699   JPY                       1,400,000,000       10,761,780
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR13      0000005684   JPY                       1,000,000,000        7,683,738
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR64      0000005692   JPY                       1,300,000,000        9,988,859
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR18      0000005694   JPY                      10,000,000,000       76,837,380
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR05      0000005706   JPY                       1,000,000,000        7,683,738
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR03      0000005693   JPY                       1,000,000,000        7,697,340
BOND/SELL JPY/IBRD/0432JPYSTR14           0000005686   JPY                       1,000,000,000        7,784,828
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR19      0000005696   JPY                       1,800,000,000       14,012,690
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR65      0000005702   JPY                       1,500,000,000       11,790,136
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR18      0000005705   JPY                       2,500,000,000       19,650,226
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR01      0000005704   JPY                       1,000,000,000        7,814,026
BOND/SELL JPY/IBRD/GDIF/0631JPYSTR11      0000005707   JPY                       2,600,000,000       20,205,162
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR05      0000005722   JPY                       1,000,000,000        7,771,216
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR03      0000005714   JPY                       1,700,000,000       13,306,200
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR67      0000005717   JPY                       1,600,000,000       12,523,483
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR02      0000005710   JPY                       1,600,000,000       12,562,321

                                          SETTLEMENT     MATURITY
BORROWING TYPE       DESCRIPTION          DATE           DATE
--------------       -----------          -----------    -----------
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR        04-Apr-2002    05-Apr-2027
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR01      04-Apr-2002    04-Apr-2027
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR05      08-Apr-2002    08-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR06      08-Apr-2002    08-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR60      08-Apr-2002    08-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR09      08-Apr-2002    08-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR08      08-Apr-2002    08-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR59      11-Apr-2002    26-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR02      11-Apr-2002    12-Apr-2027
BOND/SELL JPY/IBRD/GDIF/0422JPYSTR10      15-Apr-2002    15-Apr-2022
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR61      16-Apr-2002    25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR63      16-Apr-2002    26-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR01      17-Apr-2002    17-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR62      17-Apr-2002    17-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR11      22-Apr-2002    22-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR12      22-Apr-2002    23-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR15      22-Apr-2002    22-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR16      23-Apr-2002    23-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR17      23-Apr-2002    23-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0422JPYSTR01      24-Apr-2002    21-Apr-2022
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR04      24-Apr-2002    26-Apr-2027
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR20      24-Apr-2002    26-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR13      25-Apr-2002    25-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR64      25-Apr-2002    25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR18      25-Apr-2002    22-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR05      25-Apr-2002    25-Apr-2027
BOND/SELL JPY/IBRD/GDIF/0427JPYSTR03      26-Apr-2002    26-Apr-2027
BOND/SELL JPY/IBRD/0432JPYSTR14           30-Apr-2002    30-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0432JPYSTR19      30-Apr-2002    30-Apr-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR65      08-May-2002    25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR18      08-May-2002    09-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR01      09-May-2002    07-May-2032
BOND/SELL JPY/IBRD/GDIF/0631JPYSTR11      13-May-2002    13-Jun-2031
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR05      13-May-2002    13-May-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR03      14-May-2002    13-May-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR67      14-May-2002    14-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR02      15-May-2002    13-May-2032

[WORLDBANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS
               BORROWINGS (MLT) APRIL 01, 2002 THRU JUNE 30, 2002

                                                                          DESK: IBRD

BORROWING TYPE       DESCRIPTION          TRADE ID     CURRENCY   EXTERNAL ID  CURRENCY AMOUNT   US$ EQUIVALENT
--------------       -----------          ----------   --------   -----------  ---------------   --------------
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR66      0000005715   JPY                       2,000,000,000       15,702,901
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR08      0000005728   JPY                       2,000,000,000       15,596,974
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR04      0000005716   JPY                       1,300,000,000       10,180,508
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR06      0000005723   JPY                       1,000,000,000        7,900,454
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR07      0000005727   JPY                       1,400,000,000       11,060,636
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR68      0000005721   JPY                       2,000,000,000       15,924,835
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR09      0000005730   JPY                       2,600,000,000       20,756,826
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR69      0000005740   JPY                       2,300,000,000       18,361,807
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR10      0000005743   JPY                       2,000,000,000       15,991,684
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR11      0000005746   JPY                       1,100,000,000        8,795,426
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR12      0000005754   JPY                       2,600,000,000       20,789,190
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR        0000005744   JPY                       2,000,000,000       16,121,881
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR01      0000005747   JPY                       2,000,000,000       16,121,881
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR02      0000005748   JPY                       2,000,000,000       16,121,881
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR04      0000005752   JPY                       5,000,000,000       40,304,704
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR70      0000005760   JPY                       7,000,000,000       56,240,710
BOND/SELL JPY/IBRD/GDIF/0627JPYSTR        0000005770   JPY                       1,100,000,000        8,837,826
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR03      0000005750   JPY                       2,800,000,000       22,426,014
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR05      0000005756   JPY                       1,000,000,000        8,009,291
BOND/SELL JPY/IBRD/GDIF/0622JPYSTR        0000005761   JPY                       2,700,000,000       21,507,946
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR07      0000005769   JPY                       1,000,000,000        8,046,023
BOND/SELL JPY/IBRD/GDIF/0627JPYSTR01      0000005779   JPY                       1,100,000,000        8,850,626
BOND/SELL JPY/IBRD/GDIF/0622JPYSTR01      0000005772   JPY                       1,000,000,000        8,025,038
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR06      0000005766   JPY                       1,200,000,000        9,697,362
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR08      0000005777   JPY                       1,000,000,000        8,081,135
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR09      0000005778   JPY                       1,000,000,000        8,081,135
BOND/SELL JPY/IBRD/GDIF/0627JPYSTR02      0000005791   JPY                       2,200,000,000       17,778,496
BOND/SELL JPY/IBRD/GDIF/0423JPYSTR        0000005796   JPY                       2,000,000,000       16,503,693
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR10      0000005781   JPY                       2,700,000,000       22,172,039
BOND/SELL JPY/IBRD/MLT/0323JPYSTR         0000005771   JPY                       3,000,000,000       25,046,963
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                 1,116,277,202
                                                                                                 --------------
UNITED STATES DOLLAR
--------------------------------------
BOND/SELL USD/IBRD/GDIF/0408USDSTR        0000005647   USD                         200,000,000      200,000,000
BOND/SELL USD/IBRD/GDIF/0408USDSTR        0000005703   USD                          30,000,000       30,000,000
BOND/SELL USD/IBRD/GDIF/0406USD04.30      0000005676   USD                          12,000,000       12,000,000
BOND/SELL USD/IBRD/GDIF/0406USD04.35      0000005678   USD                          18,500,000       18,500,000

                                          SETTLEMENT     MATURITY
BORROWING TYPE       DESCRIPTION          DATE           DATE
--------------       -----------          -----------    -----------
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR66      15-May-2002    25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR08      16-May-2002    14-May-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR04      20-May-2002    20-May-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR06      21-May-2002    21-May-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR07      21-May-2002    21-May-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR68      22-May-2002    25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR09      23-May-2002    24-May-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR69      23-May-2002    24-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR10      28-May-2002    28-May-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR11      28-May-2002    28-May-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR12      28-May-2002    28-May-2032
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR        05-Jun-2002    03-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR01      05-Jun-2002    05-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR02      05-Jun-2002    07-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR04      05-Jun-2002    03-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR70      07-Jun-2002    25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0627JPYSTR        07-Jun-2002    07-Jun-2027
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR03      10-Jun-2002    10-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR05      10-Jun-2002    10-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0622JPYSTR        17-Jun-2002    17-Jun-2022
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR07      18-Jun-2002    18-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0627JPYSTR01      18-Jun-2002    18-Jun-2027
BOND/SELL JPY/IBRD/GDIF/0622JPYSTR01      20-Jun-2002    20-Jun-2022
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR06      24-Jun-2002    25-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR08      24-Jun-2002    24-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR09      24-Jun-2002    24-Jun-2032
BOND/SELL JPY/IBRD/GDIF/0627JPYSTR02      24-Jun-2002    24-Jun-2027
BOND/SELL JPY/IBRD/GDIF/0423JPYSTR        26-Jun-2002    05-Apr-2023
BOND/SELL JPY/IBRD/GDIF/0632JPYSTR10      27-Jun-2002    24-Jun-2032
BOND/SELL JPY/IBRD/MLT/0323JPYSTR         28-Jun-2002    24-Mar-2023

TOTAL BY CURRENCY

UNITED STATES DOLLAR
--------------------------------------
BOND/SELL USD/IBRD/GDIF/0408USDSTR        10-Apr-2002    10-Apr-2008
BOND/SELL USD/IBRD/GDIF/0408USDSTR        22-Apr-2002    10-Apr-2008
BOND/SELL USD/IBRD/GDIF/0406USD04.30      24-Apr-2002    24-Apr-2006
BOND/SELL USD/IBRD/GDIF/0406USD04.35      25-Apr-2002    25-Apr-2006

[WORLDBANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS
               BORROWINGS (MLT) APRIL 01, 2002 THRU JUNE 30, 2002

                                                                          DESK: IBRD

BORROWING TYPE       DESCRIPTION          TRADE ID     CURRENCY   EXTERNAL ID  CURRENCY AMOUNT   US$ EQUIVALENT
--------------       -----------          ----------   --------   -----------  ---------------   --------------
BOND/SELL USD/IBRD/GDIF/0405USD03.75      0000005697   USD                          20,000,000       20,000,000
BOND/SELL USD/IBRD/GDIF/0405USD03.66      0000005713   USD                          10,200,000       10,200,000
BOND/SELL USD/IBRD/GDIF/0512USDSTR        0000005711   USD                          20,000,000       20,000,000
BOND/SELL USD/IBRD/GDIF/0507USD04.47      0000005708   USD                         205,000,000      205,000,000
BOND/SELL USD/IBRD/GDIF/0512USDSTR01      0000005731   USD                          20,000,000       20,000,000
BOND/SELL USD/IBRD/GDIF/0505USD03.41      0000005719   USD                          14,000,000       14,000,000
BOND/SELL USD/IBRD/GDIF/0505USD03.55      0000005755   USD                          12,400,000       12,400,000
BOND/SELL USD/IBRD/GDIF/0508USDSTR01      0000005736   USD                          20,000,000       20,000,000
BOND/SELL USD/IBRD/GDIF/0506USD03.88      0000005735   USD                          13,000,000       13,000,000
BOND/SELL USD/IBRD/0505USD03.66           0000005741   USD                          30,000,000       30,000,000
BOND/SELL USD/IBRD/GDIF/0605USDSTR01      0000005738   USD                         100,000,000      100,000,000
BOND/SELL USD/IBRD/GDIF/0606USD03.91      0000005758   USD                          10,000,000       10,000,000
BOND/SELL USD/IBRD/GDIF/0608USDSTR        0000005751   USD                         100,000,000      100,000,000
BOND/SELL USD/IBRD/GDIF/1204USD03.07      0000005763   USD                          40,000,000       40,000,000
BOND/SELL USD/IBRD/GDIF/0605USD03.31      0000005775   USD                          12,500,000       12,500,000
BOND/SELL USD/IBRD/GDIF/0607USDSTR        0000005780   USD                         100,000,000      100,000,000
BOND/SELL USD/IBRD/GDIF/0612USDSTR        0000005792   USD                          20,000,000       20,000,000
BOND/SELL USD/IBRD/GDIF/0905USD03.32      0000005786   USD                          11,000,000       11,000,000
BOND/SELL USD/IBRD/GDIF/0606USDSTR01      0000005787   USD                          20,000,000       20,000,000
BOND/SELL USD/IBRD/GDIF/0605USD03.35      0000005789   USD                          10,000,000       10,000,000
BOND/SELL USD/IBRD/GDIF/0608USDSTR01      0000005767   USD                         100,000,000      100,000,000
BOND/SELL USD/IBRD/GDIF/0605USD03.36      0000005782   USD                          10,000,000       10,000,000
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                 1,158,600,000
                                                                                                 --------------
SOUTH AFRICAN RAND
--------------------------------------
BOND/SELL ZAR/IBRD/GDIF/0512ZAR12.50      0000005690   ZAR                         150,000,000       14,597,831
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    14,597,831
                                                                                                 ==============
TOTAL                                                                                             3,680,296,682
                                                                                                 --------------

                                          SETTLEMENT     MATURITY
BORROWING TYPE       DESCRIPTION          DATE           DATE
--------------       -----------          -----------    -----------
BOND/SELL USD/IBRD/GDIF/0405USD03.75      25-Apr-2002    26-Apr-2005
BOND/SELL USD/IBRD/GDIF/0405USD03.66      25-Apr-2002    25-Apr-2005
BOND/SELL USD/IBRD/GDIF/0512USDSTR        09-May-2002    09-May-2012
BOND/SELL USD/IBRD/GDIF/0507USD04.47      20-May-2002    21-May-2007
BOND/SELL USD/IBRD/GDIF/0512USDSTR01      21-May-2002    21-May-2012
BOND/SELL USD/IBRD/GDIF/0505USD03.41      23-May-2002    25-May-2005
BOND/SELL USD/IBRD/GDIF/0505USD03.55      23-May-2002    24-May-2005
BOND/SELL USD/IBRD/GDIF/0508USDSTR01      28-May-2002    28-May-2008
BOND/SELL USD/IBRD/GDIF/0506USD03.88      29-May-2002    30-May-2006
BOND/SELL USD/IBRD/0505USD03.66           30-May-2002    27-May-2005
BOND/SELL USD/IBRD/GDIF/0605USDSTR01      03-Jun-2002    03-Jun-2005
BOND/SELL USD/IBRD/GDIF/0606USD03.91      12-Jun-2002    12-Jun-2006
BOND/SELL USD/IBRD/GDIF/0608USDSTR        13-Jun-2002    13-Jun-2008
BOND/SELL USD/IBRD/GDIF/1204USD03.07      13-Jun-2002    13-Dec-2004
BOND/SELL USD/IBRD/GDIF/0605USD03.31      17-Jun-2002    17-Jun-2005
BOND/SELL USD/IBRD/GDIF/0607USDSTR        18-Jun-2002    18-Jun-2007
BOND/SELL USD/IBRD/GDIF/0612USDSTR        25-Jun-2002    25-Jun-2012
BOND/SELL USD/IBRD/GDIF/0905USD03.32      26-Jun-2002    26-Sep-2005
BOND/SELL USD/IBRD/GDIF/0606USDSTR01      26-Jun-2002    26-Jun-2006
BOND/SELL USD/IBRD/GDIF/0605USD03.35      26-Jun-2002    20-Jun-2005
BOND/SELL USD/IBRD/GDIF/0608USDSTR01      27-Jun-2002    27-Jun-2008
BOND/SELL USD/IBRD/GDIF/0605USD03.36      27-Jun-2002    16-Jun-2005

TOTAL BY CURRENCY

SOUTH AFRICAN RAND
--------------------------------------
BOND/SELL ZAR/IBRD/GDIF/0512ZAR12.50      14-May-2002    14-May-2012

TOTAL BY CURRENCY

TOTAL

[WORLDBANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS
               BORROWINGS (MLT) APRIL 01, 2002 THRU JUNE 30, 2002

                                                                          DESK: IBRD

BORROWING TYPE       DESCRIPTION          TRADE ID     CURRENCY   EXTERNAL ID  CURRENCY AMOUNT   US$ EQUIVALENT
--------------       -----------          ----------   --------   -----------  ---------------   --------------
MATURING BORROWINGS
      GLDDP
GOLD
--------------------------------------
BOND/SELL XAU/IBRD/CB/0502XAU0.50         0000005369   XAU        PHYSICAL              64,080       19,816,825
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    19,816,825
                                                                                                 ==============
TOTAL                                                                                                19,816,825
                                                                                                 --------------
      MTBOC
AUSTRALIAN DOLLAR
--------------------------------------
BOND/SELL AUD/IBRD/GDIF/0602AUD09.04      0000003810   AUD        AUD0799GDI01      23,000,000       13,091,600
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    13,091,600
                                                                                                 --------------
EURO CURRENCY
--------------------------------------
BOND/SELL EUR/IBRD/MLT/0504NLG09.13E      0000000372   EUR        NLG0054MLT01       2,949,571        2,657,711
BOND/SELL EUR/IBRD/MTN/0402EURFLT2        0000001116   EUR        XEU1017MTN01      50,000,000       44,527,500
BOND/SELL EUR/IBRD/MLT/0402EURFLT1        0000001113   EUR        XEU0017MLT01     200,000,000      179,380,000
BOND/SELL EUR/IBRD/MLT/0502ITL10.40E      0000000225   EUR        ITL0019MLT01     258,228,450      236,188,652
BOND/SELL EUR/IBRD/MLT/0402EURFLT1        0000001114   EUR        XEU0017MLT02     250,000,000      224,225,000
BOND/SELL EUR/IBRD/GMTN/0402DEM04.75E     0000000140   EUR        DEM0580GMT01     127,822,970      114,861,721
BOND/SELL EUR/IBRD/GMTN/0502ITL06.95E     0000000291   EUR        ITL0589GMT01     154,937,070      141,713,191
BOND/SELL EUR/IBRD/GDIF/0502GRD07.25E     0000000194   EUR        GRD0695GDI01      58,694,057       53,710,932
BOND/SELL EUR/IBRD/GDIF/0502GRD07.25E     0000000195   EUR        GRD0695GDI02      44,020,543       40,283,199
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                 1,037,547,906
                                                                                                 --------------
POUND STERLING
--------------------------------------
BOND/SELL GBP/IBRD/GMTN/0602GBP07.00      0000000173   GBP        GBP0590GMT01     750,000,000    1,094,137,500
BOND/SELL GBP/IBRD/GMTN/0602GBP07.00      0000001026   GBP        GBP0590GMT02      75,000,000      109,413,750
BOND/SELL GBP/IBRD/GMTN/0602GBP07.00      0000001039   GBP        GBP0590GDI03     125,000,000      182,356,250
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                 1,385,907,500
                                                                                                 --------------
HONG KONG DOLLAR
--------------------------------------
BOND/SELL HKD/IBRD/GDIF/0502HKD06.88      0000003749   HKD        HKD0789GDI01     150,000,000       19,231,139
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    19,231,139
                                                                                                 --------------
KOREAN WON
--------------------------------------
BOND/SELL KRW/IBRD/MLT/0402KRW09.80       0000000367   KRW        KRW0001MLT01   71,500,000,000      54,655,254
BOND/SELL KRW/IBRD/MLT/0402KRW09.80       0000000368   KRW        KRW0001MLT02   23,500,000,000      17,963,615
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    72,618,868
                                                                                                 --------------
NEW ZEALAND DOLLAR
--------------------------------------
BOND/SELL NZD/IBRD/GMTN/0602NZD07.63      0000000397   NZD        NZD0593GMT01     100,000,000       48,935,000

                                          SETTLEMENT     MATURITY
BORROWING TYPE       DESCRIPTION          DATE           DATE
--------------       -----------          -----------    -----------
MATURING BORROWINGS
      GLDDP
GOLD
--------------------------------------
BOND/SELL XAU/IBRD/CB/0502XAU0.50         19-Nov-2001    20-May-2002

TOTAL BY CURRENCY

TOTAL

      MTBOC
AUSTRALIAN DOLLAR
--------------------------------------
BOND/SELL AUD/IBRD/GDIF/0602AUD09.04      24-Jun-1999    24-Jun-2002

TOTAL BY CURRENCY

EURO CURRENCY
--------------------------------------
BOND/SELL EUR/IBRD/MLT/0504NLG09.13E      02-May-1984    02-May-2002
BOND/SELL EUR/IBRD/MTN/0402EURFLT2        23-Apr-1992    23-Apr-2002
BOND/SELL EUR/IBRD/MLT/0402EURFLT1        30-Apr-1992    30-Apr-2002
BOND/SELL EUR/IBRD/MLT/0502ITL10.40E      21-May-1992    21-May-2002
BOND/SELL EUR/IBRD/MLT/0402EURFLT1        22-May-1992    30-Apr-2002
BOND/SELL EUR/IBRD/GMTN/0402DEM04.75E     29-Apr-1997    29-Apr-2002
BOND/SELL EUR/IBRD/GMTN/0502ITL06.95E     21-May-1997    21-May-2002
BOND/SELL EUR/IBRD/GDIF/0502GRD07.25E     15-May-1998    15-May-2002
BOND/SELL EUR/IBRD/GDIF/0502GRD07.25E     29-Jun-1998    15-May-2002

TOTAL BY CURRENCY

POUND STERLING
--------------------------------------
BOND/SELL GBP/IBRD/GMTN/0602GBP07.00      27-May-1997    07-Jun-2002
BOND/SELL GBP/IBRD/GMTN/0602GBP07.00      05-Oct-1998    07-Jun-2002
BOND/SELL GBP/IBRD/GMTN/0602GBP07.00      27-Oct-1998    07-Jun-2002

TOTAL BY CURRENCY

HONG KONG DOLLAR
--------------------------------------
BOND/SELL HKD/IBRD/GDIF/0502HKD06.88      28-May-1999    28-May-2002

TOTAL BY CURRENCY

KOREAN WON
--------------------------------------
BOND/SELL KRW/IBRD/MLT/0402KRW09.80       23-Apr-1997    23-Apr-2002
BOND/SELL KRW/IBRD/MLT/0402KRW09.80       23-Apr-1997    23-Apr-2002

TOTAL BY CURRENCY

NEW ZEALAND DOLLAR
--------------------------------------
BOND/SELL NZD/IBRD/GMTN/0602NZD07.63      24-Jun-1997    24-Jun-2002

[WORLDBANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS
               BORROWINGS (MLT) APRIL 01, 2002 THRU JUNE 30, 2002

                                                                          DESK: IBRD

BORROWING TYPE       DESCRIPTION          TRADE ID     CURRENCY   EXTERNAL ID  CURRENCY AMOUNT   US$ EQUIVALENT
--------------       -----------          ----------   --------   -----------  ---------------   --------------
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    48,935,000
                                                                                                 --------------
PHILIPINE PESO
--------------------------------------
BOND/SELL PHP/IBRD/GMTN/0402PHP10.25      0000000411   PHP        PHP0574GMT01   3,000,000,000       58,760,161
BOND/SELL PHP/IBRD/GMTN/0402PHP10.25      0000000412   PHP        PHP0574GMT02   1,000,000,000       19,586,720
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    78,346,881
                                                                                                 --------------
UNITED STATES DOLLAR
--------------------------------------
BOND/SELL USD/IBRD/COLTS/0602USD08.503    0000000721   USD        USD1225COL01         100,000          100,000
BOND/SELL USD/IBRD/COLTS/0502USD07.38     0000000774   USD        USD1423COL01         500,000          500,000
BOND/SELL USD/IBRD/COLTS/0602USD08.501    0000000817   USD        USD1521COL01         150,000          150,000
BOND/SELL USD/IBRD/COLTS/0602USD08.502    0000000821   USD        USD1533COL01         150,000          150,000
BOND/SELL USD/IBRD/MLT/0502USDFLT         0000000531   USD        USD0246MLT01     250,000,000      250,000,000
BOND/SELL USD/IBRD/MLT/0602USD06.45       0000000539   USD        USD0269MLT01      30,000,000       30,000,000
BOND/SELL USD/IBRD/GDIF/0502USDSTR        0000004526   USD        USD0840GDI01     100,000,000      100,000,000
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                   380,900,000
                                                                                                 --------------
SOUTH AFRICAN RAND
--------------------------------------
BOND/SELL ZAR/IBRD/GMTN/0402ZAR14.50      0000000865   ZAR        ZAR0575GMT01     150,000,000       13,363,029
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    13,363,029
                                                                                                 ==============
TOTAL                                                                                             3,049,941,923
                                                                                                 --------------

                                          SETTLEMENT     MATURITY
BORROWING TYPE       DESCRIPTION          DATE           DATE
--------------       -----------          -----------    -----------
TOTAL BY CURRENCY
PHILIPINE PESO
--------------------------------------
BOND/SELL PHP/IBRD/GMTN/0402PHP10.25      11-Apr-1997    11-Apr-2002
BOND/SELL PHP/IBRD/GMTN/0402PHP10.25      11-Apr-1997    11-Apr-2002

TOTAL BY CURRENCY

UNITED STATES DOLLAR
--------------------------------------
BOND/SELL USD/IBRD/COLTS/0602USD08.503    02-Aug-1989    03-Jun-2002
BOND/SELL USD/IBRD/COLTS/0502USD07.38     15-May-1990    10-May-2002
BOND/SELL USD/IBRD/COLTS/0602USD08.501    12-Mar-1991    14-Jun-2002
BOND/SELL USD/IBRD/COLTS/0602USD08.502    17-Apr-1991    17-Jun-2002
BOND/SELL USD/IBRD/MLT/0502USDFLT         27-May-1992    31-May-2002
BOND/SELL USD/IBRD/MLT/0602USD06.45       27-Jun-1997    27-Jun-2002
BOND/SELL USD/IBRD/GDIF/0502USDSTR        22-May-2000    22-May-2002

TOTAL BY CURRENCY

SOUTH AFRICAN RAND
--------------------------------------
BOND/SELL ZAR/IBRD/GMTN/0402ZAR14.50      08-Apr-1997    08-Apr-2002

TOTAL BY CURRENCY

TOTAL

[WORLDBANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                       SEC REPORT - CHANGES IN BORROWINGS
               BORROWINGS (MLT) APRIL 01, 2002 THRU JUNE 30, 2002

                                                                          DESK: IBRD

BORROWING TYPE       DESCRIPTION          TRADE ID     CURRENCY   EXTERNAL ID  CURRENCY AMOUNT   US$ EQUIVALENT
--------------       -----------          ----------   --------   -----------  ---------------   --------------
EARLY RETIREMENT
      MTBOC
EURO CURRENCY
--------------------------------------
BOND/BUY EUR/IBRD/GDIF/0813ITLSTRE        0000005725   EUR                          11,292,330       10,267,551
BOND/BUY EUR/IBRD/GDIF/0713ITLSTRE        0000005726   EUR                          10,790,850        9,811,580
BOND/BUY EUR/IBRD/GDIF/0408EUR04.30       0000005798   EUR        BUYBACK           15,000,000       14,567,250
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                    34,646,381
                                                                                                 --------------
JAPANESE YEN
--------------------------------------
BOND/BUY JPY/IBRD/GDIF/0411JPYSTR         0000005635   JPY                       6,300,000,000       47,866,888
BOND/BUY JPY/IBRD/GDIF/0421JPYSTR01       0000005679   JPY                       1,100,000,000        8,445,298
BOND/BUY JPY/IBRD/GDIF/0421JPYSTR02       0000005685   JPY                       1,300,000,000       10,120,276
BOND/BUY JPY/IBRD/GDIF/0519JPYSTR         0000005700   JPY                       1,000,000,000        7,770,309
BOND/BUY JPY/IBRD/GDIF/0526JPYSTR02       0000005701   JPY                       1,000,000,000        7,851,451
BOND/BUY JPY/IBRD/GDIF/0531JPYSTR02       0000005732   JPY                       1,000,000,000        7,900,454
BOND/BUY JPY/IBRD/GDIF/0531JPYSTR03       0000005737   JPY                       1,300,000,000       10,351,143
BOND/BUY JPY/IBRD/GDIF/0531JPYSTR04       0000005739   JPY                       1,100,000,000        8,841,378
BOND/BUY JPY/IBRD/GDIF/0629JPYSTR01       0000005742   JPY                       1,300,000,000       10,412,078
BOND/BUY JPY/IBRD/GDIF/0631JPYSTR02       0000005757   JPY                       1,000,000,000        8,040,848
BOND/BUY JPY/IBRD/GDIF/0631JPYSTR03       0000005749   JPY                       1,000,000,000        7,987,220
BOND/BUY JPY/IBRD/GDIF/0619JPYSTR01       0000005759   JPY                       1,600,000,000       12,745,449
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                   148,332,792
                                                                                                 --------------
UNITED STATES DOLLAR
--------------------------------------
BOND/BUY USD/IBRD/GDIF/0503USDSTR         0000005718   USD                         100,000,000      100,000,000
BOND/BUY USD/IBRD/GDIF/0504USDSTR         0000005729   USD                         150,000,000      150,000,000
BOND/BUY USD/IBRD/MLT/0326USD08.88        0000005733   USD                           6,000,000        6,000,000
BOND/BUY USD/IBRD/GDIF/0606USDSTR         0000005776   USD                         100,000,000      100,000,000
BOND/BUY USD/IBRD/GDIF/0708USD05.17       0000005797   USD                          20,000,000       20,000,000
                                                                                                 --------------
TOTAL BY CURRENCY                                                                                   376,000,000
                                                                                                 ==============
TOTAL                                                                                               558,979,173
                                                                                                 --------------

                                          SETTLEMENT     MATURITY
BORROWING TYPE       DESCRIPTION          DATE           DATE
--------------       -----------          -----------    -----------
EARLY RETIREMENT
      MTBOC
EURO CURRENCY
--------------------------------------
BOND/BUY EUR/IBRD/GDIF/0813ITLSTRE        10-May-2002    19-Aug-2013
BOND/BUY EUR/IBRD/GDIF/0713ITLSTRE        10-May-2002    31-Jul-2013
BOND/BUY EUR/IBRD/GDIF/0408EUR04.30       27-Jun-2002    23-Apr-2008

TOTAL BY CURRENCY

JAPANESE YEN
--------------------------------------
BOND/BUY JPY/IBRD/GDIF/0411JPYSTR         11-Apr-2002    11-Apr-2011
BOND/BUY JPY/IBRD/GDIF/0421JPYSTR01       23-Apr-2002    23-Apr-2021
BOND/BUY JPY/IBRD/GDIF/0421JPYSTR02       30-Apr-2002    27-Apr-2021
BOND/BUY JPY/IBRD/GDIF/0519JPYSTR         10-May-2002    10-May-2019
BOND/BUY JPY/IBRD/GDIF/0526JPYSTR02       15-May-2002    15-May-2026
BOND/BUY JPY/IBRD/GDIF/0531JPYSTR02       21-May-2002    21-May-2031
BOND/BUY JPY/IBRD/GDIF/0531JPYSTR03       22-May-2002    22-May-2031
BOND/BUY JPY/IBRD/GDIF/0531JPYSTR04       30-May-2002    30-May-2031
BOND/BUY JPY/IBRD/GDIF/0629JPYSTR01       10-Jun-2002    08-Jun-2029
BOND/BUY JPY/IBRD/GDIF/0631JPYSTR02       11-Jun-2002    11-Jun-2031
BOND/BUY JPY/IBRD/GDIF/0631JPYSTR03       13-Jun-2002    13-Jun-2031
BOND/BUY JPY/IBRD/GDIF/0619JPYSTR01       17-Jun-2002    17-Jun-2019

TOTAL BY CURRENCY

UNITED STATES DOLLAR
--------------------------------------
BOND/BUY USD/IBRD/GDIF/0503USDSTR         15-May-2002    15-May-2003
BOND/BUY USD/IBRD/GDIF/0504USDSTR         21-May-2002    21-May-2004
BOND/BUY USD/IBRD/MLT/0326USD08.88        22-May-2002    01-Mar-2026
BOND/BUY USD/IBRD/GDIF/0606USDSTR         14-Jun-2002    14-Jun-2006
BOND/BUY USD/IBRD/GDIF/0708USD05.17       27-Jun-2002    10-Jul-2008

TOTAL BY CURRENCY

TOTAL